Exhibit 1.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant, or other professional adviser.

This document should be read in conjunction with the accompanying Acceptance Forms, which form part of this document.

If you have sold or otherwise transferred all your shares in the Company, you should at once hand this document and the accompanying Acceptance Forms to the purchaser or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Such documents should not, however, be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY ANY US STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY US STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION NOR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offer relates to the US Share Offer only, a separate Offer is being made outside the United States. As this Offer is being made into the United States, it is being made solely by the Offeror. References in this document to offers being made by Morgan Stanley on behalf of the Offeror should be construed accordingly.

ASIACO ACQUISITION LTD. (Incorporated in the British Virgin Islands with limited liability with registered number 1373477)	ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED (Incorporated in Bermuda with limited liability) (Stock code: 1135)

UNITED STATES

UNCONDITIONAL MANDATORY GENERAL OFFERS

BY

MORGAN STANLEY ASIA LIMITED

ON BEHALF OF

ASIACO ACQUISITION LTD.

TO ACQUIRE ALL THE ISSUED SHARES OF

AND FOR CANCELLATION OF ALL OUTSTANDING OPTIONS OF

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(OTHER THAN THOSE SHARES HELD BY ASIACO ACQUISITION LTD. (IF ANY) AND

PARTIES ACTING IN CONCERT WITH IT)

Financial Adviser to AsiaCo Acquisition Ltd.

U.S. Dealer Manager

Morgan Stanley & Co. Incorporated

Independent Financial Adviser to the Independent Board Committee of

Asia Satellite Telecommunications Holdings Limited

CLSA Equity Capital Markets Limited

A letter from Morgan Stanley Asia Limited containing, among other things, the details of the terms of the Offers is set out in Part I of this document.

A letter from the board of Directors of Asia Satellite Telecommunications Holdings Limited is set out in Part II of this document.

A letter from the Independent Board Committee, containing its opinion and advice to the AsiaSat Independent Shareholders is set out in Part III of this document.

A letter of advice from the Independent Financial Adviser, CLSA, containing its opinion and advice to the Independent Board Committee is set out in Part IV of this document.

The procedure for acceptance and settlement of the US Share Offer is set out on pages I-1 to I-4 in Appendix I to this document and on the Acceptance Forms. Acceptances of the US Share Offer should be received by the Tender Agent by no later than 4:00 a.m. on 26 June 2007 (New York time) or such later date as the Offeror may determine and announce with the consent of the Executive.

All AsiaSat Shares held by US Shareholders and all AsiaSat Shares represented by ADSs, wherever the holder is located, may only be tendered in the US Share Offer.

Morgan Stanley Asia Limited, which is authorised and regulated by SFC, is acting for the Offeror and its affiliates and no one else in connection with the Offers and will not be responsible to anyone other than the Offeror and its affiliates for providing the protections afforded to clients of Morgan Stanley Asia Limited or for providing advice in relation to the Offers or the contents of this document.

CLSA is acting as the Independent Financial Adviser to the Independent Board Committee and no one else in connection with the Offers and will not be responsible to anyone other than the Independent Board Committee for providing the protections afforded to clients of CLSA or for providing advice in relation to the Offers or the contents of this document.

Morgan Stanley & Co. Incorporated is acting as dealer manager of the Offers in the United States. The Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of AsiaSat Shares in any jurisdiction in which the making of the Offers or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of the Offeror by Morgan Stanley & Co. Incorporated, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

25 May 2007

ACTION TO BE TAKEN

The Offeror is making unconditional mandatory general offers pursuant to Rule 26 of the Takeovers Code to acquire all the issued and to be issued AsiaSat Shares, including AsiaSat Shares represented by ADSs (other than those held by the Offeror and parties acting in concert with it), and all outstanding Options not exercised as of the Closing Date, through concurrent dual Share Offers and an Option Offer. In the US Share Offer, the Offeror is seeking to purchase AsiaSat Shares held by US Shareholders only, and all AsiaSat Shares represented by ADSs (wherever such ADS Holders are located). In the Share Offer and the Option Offer, the Offeror is seeking to purchase AsiaSat Shares and Options held by all non-US Shareholders and Optionholders, whether resident in Hong Kong or outside of Hong Kong. All AsiaSat Shares represented by ADSs, wherever such ADS Holders are located, may be tendered only in the US Share Offer.

TO ACCEPT THE OFFERS

If you hold AsiaSat Shares, to accept the US Share Offer, which is only open to US Shareholders, you should complete the Blue Form of Acceptance accompanying the US Offer Document in accordance with the instructions printed on it, which forms part of the terms and conditions of the US Share Offer.

If you hold ADSs (wherever you are located), to accept the US Share Offer in respect of AsiaSat Shares underlying your ADSs, you should complete the Letter of Transmittal accompanying the US Offer Document in accordance with the instructions printed on it and return as soon as possible the completed Letter of Transmittal (along with your ADRs) to the Tender Agent.

US Shareholders and ADS Holders (wherever such ADS Holders are located) may only tender into the US Share Offer. If you have received this document and you are not a US Shareholder or an ADS Holder, please contact the Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or at + 852 2862 8604 , for a copy of the Share Offer Document and accompanying Forms of Acceptance so that you may tender your AsiaSat Shares or Options into the Share Offer or Option Offer, respectively.

ASIASAT SHAREHOLDERS

The completed Blue Form of Acceptance should then be forwarded, together with the relevant AsiaSat Share and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of AsiaSat Shares in respect of which you intend to accept the US Share Offer by post or by hand to the Tender Agent at The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, NY 10286-1248, as soon as practicable after the receipt of the Blue Form(s) of Acceptance but in any event to reach the Tender Agent by no later than 4:00 a.m. on 26 June 2007 (New York time) or such later date as the Offeror may determine and announce.

ADS HOLDERS

If you hold ADSs, to accept the US Share Offer, you should complete the Letter of Transmittal accompanying the US Offer Document and return as soon as possible the completed Letter of Transmittal (along with any appropriate documents of title, such as your ADRs) to the Tender Agent. This section should be read together with the instructions on the Letter of Transmittal. The instructions printed on the relevant Letter of Transmittal shall be deemed to form part of the terms of the Share Offer.

No acknowledgement of receipt of any Form(s) of Acceptance, Letter of Transmittal, AsiaSat Share, ADS, ADR, transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) (if any) will be given.

Your attention is also drawn to the further terms of the US Share Offer as set out in Appendix I to this Offer Document.

The attention of AsiaSat Shareholders with registered addresses outside Hong Kong is also drawn to paragraph (l) in section 5 of Appendix I to this Offer Document.

Acceptance of the US Share Offer must reach the Tender Agent by no later than 4:00 a.m. on 26 June 2007 (New York time) or such later date as the Offeror may determine and announce.

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IMPORTANT NOTICES

INFORMATION FOR US ASIASAT SHAREHOLDERS AND ADS HOLDERS

US Shareholders and ADS Holders (wherever such ADS Holders are located) may only tender into the US Share Offer. If you have received this document and you are not a US Shareholder or an ADS Holder, please contact the Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for a copy of the Share Offer Document and accompanying Forms of Acceptance so that you may tender your AsiaSat Shares or Options into the Share Offer or Option Offer, respectively.

If you are a resident of the United States, please read the following:

The Offers are being made for the securities of AsiaSat, an exempted company incorporated in Bermuda, the ordinary shares and ADSs of which are listed on the Stock Exchange and on the NYSE respectively and, while the Offers are subject to Bermuda, Hong Kong and US disclosure requirements, US investors should be aware that this Offer Document has been prepared in accordance with a Hong Kong format and style, which differs from the US format and style. The financial information relating to AsiaSat has been extracted from the relevant audited consolidated financial statements of AsiaSat for the financial years ended 31 December 2004, 31 December 2005 and 31 December 2006, which have been prepared in accordance with HKFRS. Even though such financial statements may contain a reconciliation of certain line items to US GAAP, the financial information or statements may not be wholly comparable to financial information or statements of US companies or companies whose financial statements are solely prepared in accordance with US GAAP.

AsiaSat is incorporated under the laws of Bermuda, and the Offeror is incorporated under the laws of the British Virgin Islands, and some or all of the officers and directors of the Offeror and AsiaSat, respectively, are residents of countries other than the United States. In addition, all of the assets of the Offeror and all major assets of AsiaSat are located outside the United States. As a result, it may be difficult for US Shareholders or ADS Holders of AsiaSat to effect service of process within the United States upon the Offeror or AsiaSat or their respective officers or directors or to enforce against them a judgment of a US court predicated upon the federal or state securities laws of the United States.

This Offer Document (including the documents incorporated by reference in this Offer Document) jointly issued by AsiaSat and the Offeror includes certain “forward-looking statements”. These statements are based on the current expectations of the management of AsiaSat or the Offeror and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the financial condition, results of operations, plans, objectives, future performance and business as well as forward-looking statements relating to the expected effects on AsiaSat of the Offers, the expected timing, conditions and scope of the Offers, and all other statements in this Offer Document other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates”, “envisages” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There may be events in the future that cannot be accurately predicted or over which AsiaSat and the Offeror have no control. The risk factors listed in AsiaSat’s Annual Report on Form 20-F filed with the SEC for the year ended 31 December 2005 and information subsequently submitted by AsiaSat to the SEC under cover of Form 6-K as well as any other cautionary language in this Offer Document, provide examples of risks, uncertainties and events that may cause the actual results of AsiaSat or the timing or success of matters related to the Offers to differ materially from the expectations described in forward-looking statements. The occurrence of the events described in those risk factors and the risk factors described below could have a material adverse effect on the business, operating results or financial condition of AsiaSat or the timing or success of the Offers. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the outcome of the Offers, the outcome of any legal proceedings that may be instituted against AsiaSat and others relating to the Offers, the effect of the announcement of the Offers on AsiaSat’s customer relationships, operating results and business generally, the risks that the proposed transaction disrupts current plans and operations and the amount of the costs, fees, expenses and charges related to the Offers that AsiaSat must bear as well as additional factors, such as changes in demand for satellite services, changes in economic conditions, operations of existing in orbit satellites and success in the planned construction and launch of new satellites, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government

IMPORTANT NOTICES

actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. For further discussion of factors that could cause actual results to differ from expectations, you should read AsiaSat’s filings and submissions to the SEC, including AsiaSat’s most recent Annual Report on Form 20-F and other materials submitted to the SEC under Form 6-K.

The factors identified above and the risks reflected in AsiaSat’s most recent Annual Report on Form 20-F and information subsequently submitted by AsiaSat to the SEC under cover of Form 6-K should not be construed as exhaustive. AsiaSat and the Offeror believe the forward-looking statements in this Offer Document are reasonable; however, there is no assurance that the actions, events or results of the forward-looking statements will occur or, if any of them do, what impact they will have on AsiaSat’s results or operations or financial condition or on the Offers. In addition, actual results or matters related to the Offers could differ materially from the forward-looking statements contained in this Offer Document as a result of the timing of the completion of the Offers. In view of these uncertainties, the readers should not place undue reliance on any forward-looking statements, which are based on AsiaSat’s current expectations.

All subsequent written and oral forward-looking statements attributable to the Offeror or AsiaSat or persons acting on behalf of either of them are expressly qualified in their entirety by the cautionary statements above. The forward-looking statements included herein are made only as of the date of this Offer Document.

To the extent permissible under applicable law or regulation, and in accordance with normal market practice in Hong Kong, the Offeror, its respective affiliates and brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, directly or indirectly, AsiaSat Shares or any securities that are immediately convertible into, exchangeable for, or exercisable for, AsiaSat Shares, other than pursuant to an offer, before, during or after the period in which an offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by law or regulation in Hong Kong and other relevant jurisdictions. This information will be disclosed in the United States through amendments to the combined Schedule TO and Schedule 13E-3 filed with the SEC, and available for free at the SEC’s website at www.sec.gov, to the extent that such information is made public in Hong Kong pursuant to the Takeovers Code or the Listing Rules. The Offeror and its respective affiliates and agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Exchange Act granted by the SEC on 2 March 2007.

Solely for the convenience of the reader, this Offer Document includes convenience translations of the consideration to be paid by the Offeror from Hong Kong dollars into US dollars. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all. Unless otherwise stated or defined, all such amounts have been translated at the exchange rate of US$1.00 : HK$7.8236, the noon buying rate for Hong Kong dollars in New York in US$ for cable transfers payable in HK$ as certified by the New York Federal Reserve Bank for customs purposes on the Latest Practicable Date. Any US dollar amounts actually to be paid to holders of the ADSs will be determined by the Tender Agent.

SEC FILINGS

This Offer Document contains disclosures complying with Schedule TO (tender offer statement), Schedule 14D-9 (solicitation/recommendation statement), as well as Schedule 13E-3 and Rule 13e-3 (governing so-called “going private” transactions by certain issuers or their affiliates) under the Exchange Act. The Company and the Offeror will file a combined Schedule TO and Schedule 13E-3 with the SEC that incorporates this Offer Document by reference, and the Company will file a Schedule 14D-9 that also incorporates this Offer Document by reference. The disclosures mandated by Schedule TO, Schedule 14D-9 and Schedule 13E-3 contain important information and US Shareholders and ADS Holders are urged to read this Offer Document, the combined Schedule TO and Schedule 13E-3 and the Schedule 14D-9 carefully.

This Offer Document will be despatched to US Shareholders and the Tender Agent will arrange for the despatch of copies of this Offer Document to ADS Holders, at no cost to them. In addition, you may obtain free copies of this Offer Document, the combined Schedule TO and Schedule 13E-3 and the Schedule 14D-9 at the website maintained by the SEC (http://www.sec.gov).

IMPORTANT NOTICES

FINANCIAL INFORMATION

Certain financial information referred to in this Offer Document in “Part V – US Special Factors” is being disclosed pursuant to the Exchange Act and constitutes profit forecasts under Rule 10 of the Takeovers Code. However, such financial information and profit forecasts do not meet the standards required by Rule 10 of the Takeovers Code, and have not been reported on by any financial adviser, reporting accountant or auditor of AsiaSat. Nevertheless, in view of the disclosure requirements of the Exchange Act, the Executive is prepared to permit the publication of such financial information in this Offer Document. Please refer to section “1.3.4 – Certain Projections” of “Part V – US Special Factors” for more details.

US Shareholders, ADS Holders and potential investors are advised to exercise caution when dealing in AsiaSat Shares and ADSs in reliance on the information set out in this Offer Document.

v

SUMMARY TERM SHEET

Following the completion of the Exchange Transaction between GECC and SES and discontinuance of the Scheme, the Offeror and parties acting in concert with it are obliged under Rule 26 of the Takeovers Code to make unconditional mandatory general offers to acquire all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for the cancellation of all Options.

This summary term sheet highlights selected information contained in this Offer Document and is intended to be an overview only. You are urged to read this entire document carefully, including the appendices. We have included references to direct you to other parts of this Offer Document which contain a more complete description of the topics contained in this summary. Capitalised terms used in this Offer Document are defined in “Appendix V – Definitions”.

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Share Offers:  The Share Offers, which are mandated by applicable regulations, are unconditional general offer to acquire all the issued and to be issued AsiaSat Shares, including AsiaSat Shares represented by ADSs (other than those held by the Offeror and parties acting in concert with it). Under the terms of the Share Offers, the AsiaSat Shares and ADSs will be acquired by the Offeror fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto, including the right to receive all dividends, rights and distributions declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or to ADS Holders who were on the records maintained by or on behalf of the ADS Depositary at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. US Shareholders and ADS Holders who accept the US Share Offer will receive a net sum of HK$15.73 (which shall be converted into US dollars) per duly accepted AsiaSat Share or, a net sum of HK$157.30 (which shall be converted into US dollars) per duly accepted ADS, within 10 days after the Closing Date. See “Part I – Letter From Morgan Stanley; 4. The Offers; 4.1 The Offers” and “4.6 Terms of the Offers”.

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Dual Offer Structure:  The Share Offers have been structured as two separate offers - the Share Offer and the US Share Offer – in order to comply with differences in US and Hong Kong law in respect of withdrawal rights and settlement. The Share Offer may be accepted by all non-US Shareholders whether resident in Hong Kong or outside of Hong Kong. The making of the Share Offer to persons with a registered address in a jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdiction. It is the responsibility of AsiaSat Shareholders who are citizens or residents or nationals of jurisdictions outside Hong Kong, and who wish to accept the Share Offer, to inform themselves about and comply with any applicable legal requirements when accepting the Share Offer. The US Share Offer may only be accepted by US Shareholders and ADS Holders, and US Shareholders and ADS Holders (wherever such ADS Holders are located) may only tender in the US Share Offer. Under the US Share Offer, US Shareholders and ADS Holders have the right to withdraw their tendered AsiaSat Shares until 4:00 a.m. on 26 June 2007 (New York time), whereas under the Share Offer, there are no such withdrawal rights. Furthermore, those tendering into the US Share Offer will receive payment within 10 days after the Closing Date, while those tendering into the Share Offer will receive payment within 10 days of tender. See “Part I – Letter from Morgan Stanley; 10. Acceptance, Withdrawal and Settlement”, “Appendix I – Further Terms of the Offers; Right of Withdrawal Under the US Share Offer” and “Appendix I – Further Terms of the Offers; Settlement”.

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Payment:  US Shareholders tendering into the US Share Offer will receive the equivalent of HK$16.00 (less the final dividend of HK$0.27 per AsiaSat Share for a net sum of HK$15.73 per AsiaSat Share) converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions, at the Exchange Rate for delivery in respect of the relevant AsiaSat Shares. ADS Holders, who may only tender into the US Share Offer, will be paid (based on the same per share price multiplied by 10, reflecting the number of AsiaSat Shares underlying each ADS) upon surrender of the ADSs, less any dividends paid, fees and expenses in connection with currency conversions and withholding taxes, if applicable, at the Exchange Rate in respect of the relevant AsiaSat Shares underlying the ADSs . The Offeror will bear the costs of the cancellation fee of US$0.05 per ADS, but will not be responsible for any other fees or expenses connected with the ADSs. See “Part I – Letter From Morgan Stanley; 4. The Offers; 4.1 The Offers” and “4.6 Terms of the Offers”.

SUMMARY TERM SHEET

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Premium Prices:  The Share Offer Price of HK$16.00 per AsiaSat Share and the equivalent offer price per ADS offered under the US Share Offer represents a premium of approximately 14.3 per cent over the closing price of HK$14.00 per AsiaSat Share quoted on the Stock Exchange on the Pre-Suspension Date, a premium of 13.5 per cent over the closing price of HK$14.10 per AsiaSat Share on the Suspension Date, a premium of 15.6 per cent over the 30-day Average Pre-Announcement Price, and a premium of approximately 15.2 per cent to the closing price of US$17.75 per ADS as quoted on the NYSE on the Pre-Suspension Date. See “Part I – Letter From Morgan Stanley; 4. The Offers; 4.2 Comparisons of Value”. You are advised to compare the Share Offer Price with the current market price of AsiaSat Shares.

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Closing Date:  Unless the Offers have previously been extended, all acceptances must be received by 4:00 a.m. on 26 June 2007 (New York time) in respect of the US Share Offer, and the Offers will close on Tuesday, 26 June 2007 (Hong Kong time/New York time). The Offers are made on 25 May 2007, namely the date of posting of this Offer Document, and are capable of acceptance on and from this date. See “Part I – Letter From Morgan Stanley; 10. Acceptance, Withdrawal and Settlement” and “Appendix I – Further Terms of the Offers; 2. Acceptance Period and Revisions”.

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Extensions of Offers:  The Offeror does not intend to extend the Offers or provide a Subsequent Offering Period but it reserves the right to do so in accordance with the relevant provisions of the Takeovers Code. Accordingly, the Offeror may not extend the Offers save in wholly exceptional circumstances, as provided in Rule 18.2 of the Takeovers Code, namely in the event of a higher competing offer or the improved offer being recommended by the Board. See “Appendix I – Further Terms of the Offers; 2. Acceptance Period and Revisions.”

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Withdrawal Rights: Under the US Share Offer, which may only be accepted by US Shareholders and ADS Holders (wherever such ADS Holders are located), acceptances may be withdrawn until 4:00 a.m. on 26 June 2007 (New York time). See “Part I – Letter from Morgan Stanley; 10. Acceptance, Withdrawal and Settlement” and “Appendix I – Further Terms of the Offers; Right of Withdrawal Under the US Share Offer”.

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Settlement: Under the US Share Offer, which may only be accepted by US Shareholders and ADS Holders (wherever such ADS Holders are located), payment will be made within 10 days of the Closing Date. See “Part I – Letter from Morgan Stanley; 10. Acceptance, Withdrawal and Settlement” and “Appendix I – Further Terms of the Offers; Settlement”.

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Fairness of the Offers:  The Independent Board Committee, having considered the terms of the Offers and having taken into account the advice and recommendations of the Independent Financial Adviser, considers that the terms of the Share Offers and the Option Offer are fair and reasonable so far as the AsiaSat Independent Shareholders, the ADS Holders and Optionholders, respectively, are concerned. See “Part V – US Special Factors; 1.3 Fairness”.

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Exchange Transaction:  The Exchange Transaction was a transaction which completed on 29 March 2007 and pursuant to which SES redeemed GECC’s entire indirect holding of SES shares (of approximately 19 per cent of the issued share capital of SES) in exchange for shares of a new company holding a number of assets and cash, including SES’s entire shareholding in Bowenvale. Following completion of the Transfer, Bowenvale is jointly and indirectly owned by CITIC Group (through Able Star) and the GE Entities. The Executive has taken the view that the Transfer (which formed part of the Exchange Transaction) resulted in the formation of a new concert group that has statutory control of Bowenvale, thereby triggering a mandatory general offer obligation for all the AsiaSat Shares and Options under Rule 26 of the Takeovers Code by the Offeror. See “Part I – Letter From Morgan Stanley; 2. The Exchange Transaction”; “Part I – Letter From Morgan Stanley; The US Regulatory Matter”; “Part V – US Special Factors; 1.1.1 Past Contacts, Transactions and Negotiations; The Exchange Transaction”.

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Tax Consequences for US holders:  The receipt of cash in exchange for AsiaSat Shares pursuant to the Share Offers will be a taxable transaction for US federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. Generally, US holders of AsiaSat Shares will recognise gain or loss for these purposes equal to the difference between the amount of cash received and their adjusted tax basis in the AsiaSat Shares that were exchanged. For US federal income tax purposes, this gain or loss generally would be a capital gain or loss if the AsiaSat Shares are held as a capital asset. See “Part V – US Special Factors; 2. Tax Consequences”.

SUMMARY TERM SHEET

TAX MATTERS ARE VERY COMPLEX, AND THE TAX CONSEQUENCES OF THE OFFERS TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. IT IS RECOMMENDED THAT YOU CONSULT YOUR TAX ADVISER FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE OFFERS TO YOU.

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Intentions of Offeror:  The Offeror Directors do not intend to make any material change to the existing businesses of the AsiaSat Group and the implementation of the Offers should not impact upon AsiaSat’s current activities and plans to pursue and participate in its existing potential business opportunities and acquisitions. Given the US Regulatory Matter (more fully described in “Part I – Letter from Morgan Stanley”), it is the intention of the Offeror Directors to maintain the listing of the AsiaSat Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent of the issued AsiaSat Shares, trading in the AsiaSat Shares may be suspended until the Minimum Public Float is attained. If necessary to attain the Minimum Public Float, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders.

If following the completion of the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

The Offers will not result in termination of the Company’s listing on the Stock Exchange. The Offeror reserves its rights to consider plans to increase the Company’s annual or interim dividend, cause the Company to distribute any extraordinary dividend, or recapitalise the Company’s balance sheet by increasing the Company’s financial leverage to retain its flexibility to deliver value to AsiaSat Shareholders. See “Part I – Letter from Morgan Stanley; 8. Intentions of the Offeror”; “Part I – Letter from Morgan Stanley; 9. Listing of the Company, Public Float, No Compulsory Acquisition”, “Part V – US Special Factors; 1.2 Purposes of the Offers and Plans or Proposals” and “Part V – US Special Factors; 3. Intentions and Plans”.

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No Appraisal Rights:  The Offers are not made pursuant to the provisions of the Companies Act, and as such AsiaSat Shareholders do not have express appraisal rights in connection with the Offers under the Companies Act. See “Part V – US Special Factors; 4.6 No Appraisal Rights”.

QUESTIONS AND ANSWERS

The following are some of the questions you, as a US Shareholder or ADS Holder, may have and the answers to those questions. You are advised to read carefully the remainder of this Offer Document. Capitalised terms used herein are defined in “Appendix V – Definitions” to this Offer Document.

Who is offering to buy my AsiaSat Shares?

The Offeror is AsiaCo Acquisition Ltd., a company incorporated in the British Virgin Islands with limited liability and owned jointly by Able Star and GE Equity. Able Star is a wholly-owned indirect subsidiary of CITIC Group, and GE Equity is a wholly-owned indirect subsidiary of GEC. The Offeror was established for the purpose of effecting the Privatisation and the Offers and has no other business activities.

Bowenvale is a company incorporated under the laws of the British Virgin Islands with limited liability that currently owns approximately 68.75 per cent of the AsiaSat Shares in issue. Currently (following the completion of the Exchange Transaction), Bowenvale is jointly indirectly owned by CITIC Group (through Able Star) and the GE Entities. The GE Entities hold a 49.5 per cent economic interest and 50 per cent voting interest in Bowenvale and, as a result, a 34.03 per cent indirect economic interest in AsiaSat. The remainder of Bowenvale is owned indirectly by CITIC Group.

CITIC Group is a conglomerate owned by the government of the PRC, the original purpose of which was to attract foreign capital and technology to the PRC for the modernisation of the PRC’s various industries. The GE Entities consist of GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc. and GE Pacific-3 Holdings, Inc., which are wholly-owned (directly or indirectly) subsidiaries of GE International Holdings Inc., which is a directly wholly-owned subsidiary of GE CFE Luxembourg S.à r.l., a company with limited liability organised under the laws of the Grand Duchy of Luxembourg, and GE Capital Equity Holdings Inc., a Delaware corporation, each of which are wholly-owned (directly or indirectly) subsidiaries of GECC. GECC is a company incorporated in the United States and an indirect wholly-owned subsidiary of GEC, a company incorporated and listed in the United States with a diverse global shareholder base.

What are the Offers?

The Share Offers, which are mandated by applicable regulations, are unconditional general offers to acquire all the issued and to be issued AsiaSat Shares, including AsiaSat Shares represented by ADSs (other than those held by the Offeror and parties acting in concert with it). The Share Offer may be accepted by all non-US Shareholders whether resident in Hong Kong or outside of Hong Kong. The making of the Share Offer to persons with a registered address in a jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdiction. It is the responsibility of AsiaSat Shareholders who are citizens or residents or nationals of jurisdictions outside Hong Kong, and who wish to accept the Share Offer, to inform themselves about and comply with any applicable legal requirements when accepting the Share Offer. The US Share Offer may only be accepted by US Shareholders and ADS Holders (wherever such ADS Holders are located), and US Shareholders and ADS Holders may only tender into the US Share Offer. Under the terms of the Share Offers, the AsiaSat Shares will be acquired by the Offeror fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto, including the right to receive all dividends, rights and distributions declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders or ADS Holders (as the case may be) who were on the register of members of the Company or the ADS Depositary (as the case may be) at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. US Shareholders and ADS Holders who accept the US Share Offer will receive a net sum of HK$15.73 (which shall be converted into US dollars) per duly accepted AsiaSat Share or, a net sum of HK$157.30 (which shall be converted into US dollars) per duly accepted ADS, within 10 days after the Closing Date.

The Option Offer is an unconditional mandatory general offer by the Offeror, structured as a single offer, to purchase for cancellation all outstanding Options not exercised as at the Closing Date.

Are there any conditions to the Offers?

No, the Offers are unconditional.

QUESTIONS AND ANSWERS

Why are the Offers being made?

These Offers are being made as the result of the completion of the Exchange Transaction, a transaction pursuant to which the GECC Parties and SES, a company incorporated in the Grand Duchy of Luxembourg, agreed that SES would redeem GECC’s entire indirect holding of SES shares (of approximately 19 per cent of the issued share capital of SES) in exchange for shares of a new company holding a number of assets and cash, including SES’s entire shareholding in Bowenvale (a 49.5 per cent economic interest and 50 per cent voting interest). The Executive has taken the view that the Transfer (which formed part of the Exchange Transaction) resulted in the formation of a new concert group that has statutory control of Bowenvale, thereby triggering a mandatory general offer obligation for all the AsiaSat Shares and Options under Rule 26 of the Takeovers Code by the Offeror.

Following the indefinite adjournment of the Court Meeting and the Special General Meeting on 24 April 2007 in respect of the Scheme and the discontinuance of the proceedings to effect the Scheme with the Supreme Court on 24 April 2007, the Offeror is obliged to make the Offers.

Why are the Offers structured as a separate Share Offer and US Share Offer?

The Offeror’s primary objective in proposing the dual offer structure in respect of the AsiaSat Shares is to satisfy US and Hong Kong legal and regulatory requirements in respect of withdrawal rights and settlement that would otherwise be in conflict.

The US Share Offer will be conducted in accordance with the US federal securities laws, including Regulation 14D and Regulation 14E under the Exchange Act, except to the extent of any no-action relief granted by the SEC. The Share Offer will be conducted in accordance with the provisions of the Takeovers Code and other applicable Hong Kong rules and regulations.

The Option Offer is structured as a single offer, because there are no Optionholders resident in the United States.

What are the main differences between the Share Offer and the US Share Offer?

The Share Offers have been structured such that the procedural terms of the Share Offers will be as equivalent as practically possible, given the differences between US and Hong Kong law and practice. There are, however, the following differences between the Share Offers:

•

The US Share Offer is open to all holders of AsiaSat Shares who are resident in the United States and all ADS Holders, wherever such ADS Holders are located. The Share Offer is open to all non-US Shareholders.

•

Subject to certain exemptive relief, all holders of AsiaSat Shares who are resident in the United States and all ADS Holders, wherever such ADS Holders are located, tendering under the US Share Offer will have withdrawal rights as permitted by the Exchange Act and Rule 14d-7 promulgated thereunder. The Share Offer, which is structured according to Hong Kong law, does not allow withdrawal of tendered securities, save as provided under Rule 19.2 of the Takeovers Code which is described in further detail in “Appendix I – Further Terms of the Offers; Announcement”.

•

If you tender your AsiaSat Shares or ADSs in the US Share Offer, you will not receive your cash consideration until within 10 days after the Closing Date. If you tender your AsiaSat Shares or Options into the Share Offer or Option Offer, respectively, you will receive your cash consideration within 10 days of the date on which all relevant documents are received by the Registrar or the company secretary of the company (as the case may be) to render your acceptance complete and valid.

•

If you tender your AsiaSat Shares or ADSs in the US Share Offers, you will receive the US dollar equivalent of the cash consideration that will be paid in Hong Kong dollars, net of fees and expenses in connection with currency conversions under the ADS Deposit Agreement and withholding taxes, if applicable, at the Exchange Rate for delivery in respect of the relevant ADSs or AsiaSat Shares.

Who may participate in the Share Offer?

The Share Offer is open to all AsiaSat Shareholders who are not resident in the United States, whether resident in or outside of Hong Kong. The making of the Share Offer to persons with a registered address in a jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdiction. It is the responsibility of AsiaSat

x

QUESTIONS AND ANSWERS

Shareholders who are citizens or residents or nationals of jurisdictions outside Hong Kong, and who wish to accept the Share Offer, to inform themselves about and comply with any applicable legal requirements when accepting the Share Offer.

Who may participate in the US Share Offer?

The US Share Offer is open to all AsiaSat Shareholders who are resident in the United States and to all holders of ADSs, wherever such ADS Holders are located. If you are resident outside the United States and hold AsiaSat Shares, you are not permitted to tender those AsiaSat Shares in the US Share Offer. If you are an ADS Holder, wherever you are located, you may only tender your ADSs into the US Share Offer.

Why were the Court Meeting and Special General Meeting adjourned indefinitely?

The Meetings were adjourned indefinitely after the Offeror invoked the Authorisation Condition and the Further Authorisation Condition in light of the US Regulatory Matter, namely that the US Department of State advised that if the Scheme became effective, it would consider the new ownership structure of AsiaSat to be a significant change, with shared 50/50 voting control in a new private company. The US Department of State would consider the effectiveness of the Scheme to cause a change in the ownership of previously exported satellites operated by AsiaSat, which would require regulatory approvals in respect of such satellites, which it was not prepared to grant in the context of the Scheme. Further, the US Department of State also advised that moving forward with the change in ownership without prior approval would violate prior export authorisations held by AsiaSat.

What will I receive in exchange for my AsiaSat Securities?

The Offeror is offering to pay:

•

for each AsiaSat Share under the Share Offers, HK$16.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date, giving a net sum of, HK$15.73 per AsiaSat Share); and

•

for each ADS under the US Share Offer, HK$160.00 per ADS in cash (10 times the Share Offer Price since each ADS represents 10 AsiaSat Shares) (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date, giving a net sum of, HK$157.30 per ADS).

As the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or to ADS Holders who were on the records maintained by or on behalf of the ADS Depositary at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. AsiaSat Shareholders who accept the Share Offer will receive a net sum of HK$15.73 per duly accepted AsiaSat Share within 10 days of receipt by the Registrar of a duly completed acceptance. US Shareholders and ADS Holders who accept the US Share Offer will receive a net sum of HK$15.73 (which shall be converted into US dollars) per duly accepted AsiaSat Share or, a net sum of HK157.30 (which shall be converted into US dollars) per duly accepted ADS, within 10 days after the Closing Date.

ADSs Holders and US Shareholders will receive consideration converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions and withholding taxes, if applicable, at the Exchange Rate on the date the cash consideration is received by the Tender Agent for delivery in respect of the relevant ADSs or AsiaSat Shares. The Offeror will only bear the costs of the cancellation fee of US$0.05 per ADS.

How do I accept the US Share Offer?

If you hold AsiaSat Shares, to accept the US Share Offer, which is only open to US Shareholders, you should complete the Blue Form of Acceptance accompanying the US Offer Document in accordance with the instructions printed on it, which forms part of the terms and conditions of the US Share Offer.

If you hold ADSs (wherever you are located), to accept the US Share Offer, you should complete the Letter of Transmittal accompanying the US Offer Document in accordance with the instructions printed on it and return as soon as possible the completed Letter of Transmittal (along with your ADRs) to the Tender Agent. The instructions printed on the Letter of Transmittal shall be deemed to form part of the terms of the US Share Offer.

QUESTIONS AND ANSWERS

US Shareholders and ADS Holders (wherever such ADS Holders are located) may only tender into the US Share Offer. If you have received this document and you are not US Shareholder or an ADS Holder, please contact the Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for a copy of the Share Offer Document and accompanying Forms of Acceptance so that you may tender your AsiaSat Shares or Options into the Share Offer or Option Offer.

The completed Forms of Acceptance should be forwarded, together with the relevant AsiaSat Share and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of AsiaSat Shares in respect of which you intend to accept the US Share Offer, by post or by hand to the Tender Agent at The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, NY 10286-1248 as soon as practicable after the receipt of the relevant Form(s) of Acceptance but in any event to reach the Tender Agent by no later than 4:00 a.m. on 26 June 2007 (New York time) or such later date as the Offeror may determine and announce. No acknowledgement of receipt of any Form(s) of Acceptance, AsiaSat Share, transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) (if any) will be given.

In order for beneficial owners of AsiaSat Shares, whose investments are registered in nominee names, to accept the Share Offers, it is essential that they provide instructions to their nominee agent of their intentions with regard to the Share Offer. To ensure equality of treatment of all AsiaSat Independent Shareholders, those registered AsiaSat Independent Shareholders who hold AsiaSat Shares as nominees for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately.

The attention of AsiaSat Shareholders with registered addresses outside Hong Kong is drawn to paragraph (l) in section 5 of Appendix I to this document.

How do the Offers compare with recent prices of AsiaSat Shares and ADSs?

You are advised to compare the Share Offer Price with the current market price of AsiaSat Shares.

The Share Offer Price of HK$16.00 represents:

(i)	a premium of approximately 14.3 per cent to the closing price of HK$14.00 per AsiaSat Share quoted on the Stock Exchange on the Pre-Suspension Date;

(ii)	a premium of approximately 15.2 per cent to the closing price of US$17.75 per ADS as quoted on the NYSE on the Pre-Suspension Date;

(iii)	a premium of approximately 13.5 per cent to the closing price of HK$14.10 per AsiaSat Share quoted on the Stock Exchange on the Suspension Date;

(iv)	a premium of approximately 15.2 per cent to the closing price of US$17.75 per ADS as quoted on the NYSE on the Suspension Date;

(v)	a premium of approximately 15.6 per cent to the 30-day Average Pre-Announcement Price of HK$13.84 per AsiaSat Share;

(vi)	a premium of approximately 14.1 per cent to the 30-day Average Pre-Announcement ADS Price of US$17.93 per ADS;

(vii)	a discount of approximately 11.3 per cent to the highest closing price of approximately HK$18.04 per AsiaSat Share over the one-year period prior to the Latest Practicable Date;

(viii)	a discount of approximately 13.2 per cent to the highest closing price of approximately US$23.55 per ADS over the one-year period prior to the Latest Practicable Date;

(ix)	an implied price to earnings multiple of 17.0 times, based on AsiaSat’s reported basic earnings per AsiaSat Share of HK$0.94 for the year ended 31 December 2005;

(x)	an implied price to earnings multiple of 13.8 times, based on AsiaSat’s reported basic earnings per AsiaSat Share of HK$1.16 for the year ended 31 December 2006;

QUESTIONS AND ANSWERS

(xi)	a premium of approximately 52.1 per cent to the audited consolidated net asset value per AsiaSat Share of approximately HK$10.52 as at 31 December 2005;

(xii)	a premium of approximately 41.2 per cent to the audited consolidated net asset value per AsiaSat Share of approximately HK$11.33 as at 31 December 2006;

(xiii)	a discount of approximately 2.4 per cent to the closing price of HK$16.40 per AsiaSat Share quoted on the Stock Exchange on the Latest Practicable Date; and

(xiv)	a discount of approximately 4.9 per cent to the closing price of US$21.50 per ADS quoted on the NYSE on the Latest Practicable Date.

What is the position of the Independent Board Committee in regard to the Offers?

The Independent Board Committee, having considered the terms of the Offers and having taken into account the advice and recommendations of the Independent Financial Adviser, considers that the terms of the Share Offers and the Option Offer are fair and reasonable so far as the AsiaSat Independent Shareholders (including without limitation, the ADS Holders) and Optionholders, respectively, are concerned. However, the Independent Board Committee is also of the view that if AsiaSat Shareholders or ADS Holders have a favourable view of the prospects of the Company, they should consider not accepting the Share Offers. The Independent Board Committee also reminds AsiaSat Independent Shareholders to closely monitor the market price and liquidity of the AsiaSat Shares during the Offer Period and consider selling their holdings in the open market if the realisable amount from such sale would exceed that receivable under the Share Offers.

How long do I have to accept the US Share Offer?

Unless the Offers have previously been extended, all acceptances must be received by 4:00 a.m. on 26 June 2007 (New York time) in respect of the US Share Offer, and the US Share Offer will close at 4:00 a.m. on Tuesday, 26 June 2007 (New York time). The Offers are made on 25 May 2007, namely the date of posting of this Offer Document, and are capable of acceptance on and from this date. The Offeror does not intend to extend the Offers or provide a Subsequent Offering Period but it reserves the right to do so in accordance with the relevant provisions of the Takeovers Code. Accordingly, the Offeror may not extend the Offers save in wholly exceptional circumstances, as provided in Rule 18.2 of the Takeovers Code, namely in the event of a higher competing offer or the improved offer being recommended by the Board.

Can the Offers be extended and under what circumstances?

The Offeror does not intend to extend the Offers but it reserves the right to do so in accordance with the relevant provisions of the Takeovers Code. Accordingly, the Offeror may not extend the Offers save in wholly exceptional circumstances, as provided in Rule 18.2 of the Takeovers Code, namely in the event of a higher competing offer or the improved offer being recommended by the Board. Unless the Offers have previously been extended, all acceptances must be received by 4:00 a.m. on 26 June 2007 (New York time) in respect of the US Share Offer, and the Offers will close on Tuesday, 26 June 2007 (Hong Kong time). There will be no Subsequent Offering Period in respect of the AsiaSat Shares.

The Offeror does not intend to revise the terms of the Offers. If in the course of the Offers, the Offeror revises its terms, all the AsiaSat Independent Shareholders, whether or not they have already accepted the Offers, will be entitled to the revised terms. A revised offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

How will I be notified if the Offers are extended?

If the Offeror extends the Offers, it will make an announcement of the extension through the Stock Exchange not later than 7:00 p.m. on the Closing Date (20 US Business Days and at least 21 days after the date of this Offer Document). The announcement will be republished in at least one leading English language newspaper and one leading Chinese language newspaper published daily and circulating generally in Hong Kong on the next business day, stating the total number of AsiaSat Shares and Options and rights over AsiaSat Shares: (i) for which acceptances of the Offers have been received; (ii) held, controlled or directed by the Offeror or persons acting in concert with it before the offer period; and (iii) acquired or agreed to be acquired during the offer period

QUESTIONS AND ANSWERS

by the Offeror or any persons acting in concert with it. The announcement will also include the details of voting rights, rights over AsiaSat Shares, derivatives and arrangements, the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

May I withdraw my acceptance?

You may only withdraw your acceptance if you tender into the US Share Offer, and only US Shareholders and ADSs Holders (wherever such ADS Holders are located), may tender into the US Share Offer.

US Shareholders and ADS Holders have until 4:00 a.m. on 26 June 2007 (New York time) to withdraw their acceptance of the US Share Offer. If you tendered your AsiaSat Shares by giving instructions to a broker or bank, you must instruct the bank or broker to arrange for the withdrawal of your AsiaSat Shares.

How do I withdraw my acceptance under the US Share Offer?

To withdraw an acceptance in relation to the US Share Offer, you must deliver a written notice of withdrawal with the required information to the Tender Agent. The US Share Offer will be deemed not to have been validly accepted in respect of any AsiaSat Shares or ADSs acceptances for which have been validly withdrawn. However, the US Share Offer may be accepted again in respect of any withdrawn AsiaSat Shares or ADSs by following one of the procedures described in “Appendix I – Further Terms of the Offers” at any time prior to expiry of the US Share Offer.

What will happen to AsiaSat if the Offers are implemented and will the Offers be followed by compulsory acquisition?

The Offeror Directors do not intend to make any material change to the existing businesses of the AsiaSat Group. The Offeror Directors do not intend to introduce any major changes to the existing operating and management structures of the AsiaSat Group, or to discontinue the employment of any employees of the AsiaSat Group, as a result of the implementation of the Offers. The Offeror Directors also expect that there will be no material change to the existing business (such as business focus and operating model) of the AsiaSat Group as a result of the implementation of the Offers. AsiaSat continues to explore potential business opportunities and acquisitions in respect of the satellite industry. Accordingly, the implementation of the Offers should not have an impact upon AsiaSat’s current activities and plans to pursue and participate in these potential business opportunities and acquisitions.

In light of the US Regulatory Matter, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent of the issued AsiaSat Shares, trading in the AsiaSat Shares may be suspended until the Minimum Public Float is attained. If necessary to attain the Minimum Public Float, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders.

If following the completion of the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

What happens if, as a result of the Offers, less than 25 per cent of issued AsiaSat Shares are held by the AsiaSat Independent Shareholders?

In such event, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and 25 per cent of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders.

QUESTIONS AND ANSWERS

If I decide not to accept, how will the Offers affect my AsiaSat Securities?

If acceptances under the Share Offers are not received from you, you will likely remain as a minority shareholder in AsiaSat.

In the context of the Offers, there are no appraisal rights available under the US federal securities law or state law since AsiaSat is not incorporated in any state of the United States.

Can I choose the currency in which I receive payment for my AsiaSat Shares or ADSs?

If you accept the US Share Offer, you will receive the price for your ADSs or AsiaSat Shares in US dollars. You will receive in US dollars the cash amount payable in Hong Kong dollars to which you would otherwise be entitled pursuant to the terms of the US Share Offer, as converted by the Tender Agent, net of fees and expenses in connection with currency conversion and withholding taxes, if applicable, into US dollars at the Exchange Rate for delivery in respect of your ADSs. The Offeror will only bear the costs of the cancellation fee of US$0.05 per ADS.

Does the Offeror have the financial resources to make payment of the consideration for the AsiaSat Shares, ADSs and Options?

The Offers will be financed from the existing resources of CITIC Group and GECC. The Offeror’s financial adviser, Morgan Stanley, is satisfied that sufficient financial resources are and will be available to the Offeror for the implementation in full of the Offers.

What are the tax consequences of the Share Offers to AsiaSat Shareholders and ADS Holders?

The receipt of cash in exchange for AsiaSat Shares under the Share Offers will be a taxable transaction for US federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. Generally, US holders of AsiaSat Shares will recognise gain or loss for these purposes equal to the difference between the amount of cash received and their adjusted tax basis in the AsiaSat Shares that were exchanged. For US federal income tax purposes, this gain or loss generally would be a capital gain or loss if the AsiaSat Shares are held as a capital asset. See “Part V – US Special Factors; 2.2 US Federal Income Tax Consequences”. Tax matters are very complex, and the tax consequences of the Offers to you will depend on the facts of your own situation. It is recommended that you consult your tax adviser for a full understanding of the tax consequences of the Offers to you.

Seller’s ad valorem stamp duty for AsiaSat Shares registered on the Hong Kong register arising in connection with acceptance of the Share Offers will be payable by each AsiaSat Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such person’s AsiaSat Shares (or the market value of such person’s AsiaSat Shares), and will be deducted from the cash amount due to such person under the Share Offers. The Offeror will pay the buyer’s ad valorem stamp duty on its own behalf and the seller’s ad valorem stamp duty on behalf of the accepting AsiaSat Shareholders in respect of AsiaSat Shares accepted under the Share Offers.

Will I have to pay any fees or commissions?

If you are the registered owner of your AsiaSat Shares and/or ADSs, and you accept the Offer(s), you will not have to pay brokerage fees or similar expenses. If you own your AsiaSat Shares and/or ADSs through a broker or other nominee, you should consult your broker or nominee to determine whether any charges will apply. The Offeror will only bear the costs of the cancellation fee of $0.05 per ADS charged under the ADS Deposit Agreement.

EXPECTED TIMETABLE

Despatch date of this Offer Document	Friday, 25 May 2007

Commencement of the Offers	Friday, 25 May 2007

Latest time and date for acceptance of the Share Offer and Option Offer	4:00 p.m. on Tuesday, 26 June 2007 (Hong Kong time)

Latest time and date for withdrawal of acceptance of the US Share Offer (Note 1 and Note 2)	4:00 a.m. on Tuesday, 26 June 2007 (New York time)

Latest time and date for acceptance of the US Share Offer (Note 1 and Note 2)	4:00 a.m. on Tuesday, 26 June 2007 (New York time)

Closing Date of all the Offers (Note 3 and Note 4)	Tuesday, 26 June 2007

Announcement of the results of the Offers published	Wednesday, 27 June 2007

Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before the latest time of acceptances of the Offers (Note 5)	Friday, 6 July 2007

Notes:

(1)	To withdraw an acceptance in relation to the US Share Offer, you must deliver a written notice of withdrawal with the required information to the Tender Agent. The US Share Offer will be deemed not to have been validly accepted in respect of any AsiaSat Shares or ADSs acceptances for which have been validly withdrawn. However, the US Share Offer may be accepted again in respect of any withdrawn AsiaSat Shares or ADSs by following the procedures described in “Appendix I – Further Terms of the Offers” at any time prior to expiry of the US Share Offer.

(2)	Please note that although the US Share Offer officially closes at 4:00 a.m. (New York time) on Tuesday, 26 June 2007, the Tender Agent’s business hours are from 9:00 a.m. to 5:00 p.m. (New York time).

(3)	The Offers will close at 4:00 a.m. on Tuesday, 26 June 2007 (New York time) unless the Offeror extends the Offers in accordance with the Takeovers Code. Rule 14e-1(a) of the Exchange Act requires that a tender offer (such as the Offers) must be held open for at least 20 US Business Days (that is, longer than the 21 days required under the Takeovers Code) from the commencement of the tender offer (for US purposes this is from the date of despatch of the Offer Documents).

(4)	Although the Offeror does not intend to extend the Offers or provide a Subsequent Offering Period, it reserves the right to do so in wholly exceptional circumstances, as provided in Rule 18.2 of the Takeovers Code, namely in the event of a higher competing offer or the improved offer being recommended by the Board.

(5)	Under the US Share Offer, payment for the amount due to the AsiaSat Shareholder or ADS Holder under the US Share Offer will be made within 10 days of the Closing Date.

All time references contained in this Offer Document refer to Hong Kong time unless otherwise stated.

PART I – LETTER FROM MORGAN STANLEY

Morgan Stanley Asia Limited 30th Floor, Three Exchange Square Central Hong Kong

25 May 2007
To the AsiaSat Independent Shareholders and the Optionholders

Dear Sir or Madam

Unconditional mandatory general offers

by

Morgan Stanley Asia Limited

on behalf of

AsiaCo Acquisition Ltd.

to acquire all the issued shares of

and for cancellation of all outstanding options of

Asia Satellite Telecommunications Holdings Limited

(other than those shares held by AsiaCo Acquisition Ltd. (if any)

and parties acting in concert with it)

1.	INTRODUCTION AND REASONS FOR THE OFFERS

On 13 February 2007, the Offeror requested the Board to put forward the Share Proposal to the Scheme Shareholders for cancellation of the Scheme Shares and the issue of the new AsiaSat Shares to effect the Privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act and informed the Board that it would, in conjunction with the Share Proposal, make the Option Proposal (detailed in the letter from Morgan Stanley on behalf of the Offeror sent to Optionholders dated 19 March 2007) to Optionholders for the cancellation of Outstanding Options in exchange for cash. It was also announced that GECC and SES had agreed to pursue the Exchange Transaction.

The Executive has taken the view that the Transfer (which formed part of the Exchange Transaction) resulted in the formation of a new concert group that has statutory control of Bowenvale, thereby triggering a mandatory general offer obligation under Rule 26 of the Takeovers Code in respect of AsiaSat. Accordingly, the Offers were announced simultaneously with the announcement of the Proposals. As stated in the Privatisation Announcement, the Offeror must despatch this Offer Document following completion of the Transfer if the Scheme is unsuccessful.

On 19 March 2007 AsiaSat despatched the Scheme Document, on 29 March 2007 the Transfer completed, on 23 April 2007 the Offeror invoked the Authorisation Condition and the Further Authorisation Condition due to the US Regulatory Matter, and on 24 April 2007 resolutions were put to the Meetings, and passed, to adjourn the Meetings indefinitely.

Following the indefinite adjournment of the Court Meeting and the Special General Meeting on 24 April 2007 and the discontinuance of the proceedings to effect the Scheme with the Supreme Court on 24 April 2007, the Offeror is obliged to despatch the documentation in relation to the Offers (including this Offer Document).

The Offeror is jointly owned by, with equal voting power, Able Star (a wholly-owned subsidiary of CITIC Group) and GE Equity (a wholly-owned subsidiary of GECC).

This letter sets out details of the terms of the Offers, together with information on the Offeror and its intentions regarding the AsiaSat Group. Your attention is also drawn to the letter from the AsiaSat Board, the letter from the AsiaSat Independent Board Committee and the letter of advice from CLSA, the Independent Financial Adviser to the Independent Board Committee, in relation to the Offers, as contained in this Offer Document.

PART I – LETTER FROM MORGAN STANLEY

2.	THE EXCHANGE TRANSACTION

The Exchange Transaction completed on 29 March 2007 and involved the redemption by SES of GECC’s entire shareholding (of approximately 19 per cent) in SES in exchange for stock of a newly incorporated company owning a number of assets. Among these assets was SES’s entire shareholding in Bowenvale which SES has transferred to such newly incorporated company and which has been transferred to the GE Entities. Bowenvale holds approximately 68.75 per cent of the issued ordinary shares of the Company. Accordingly, Able Star and the GE Entities now jointly own, through Bowenvale, 68.75 per cent of the AsiaSat Shares.

3.	THE US REGULATORY MATTER

The US Department of State, in correspondence with GEC, indicated it would not grant approvals in respect of such satellites operated by the Company if the Privatisation was implemented. In the opinion of the Offeror, the consequences of proceeding with the Scheme without obtaining Authorisation from the US Department of State would be materially adverse to AsiaSat as it would result in AsiaSat being deemed to be in breach of important US Department of State approvals previously granted to AsiaSat in relation to its business. The obtaining of relevant Authorisations was one of the Conditions to the Share Proposal which had to be satisfied or waived. The Offeror would not waive this Condition relating to compliance with a material legal or regulatory requirement.

The Offeror therefore decided to invoke the Authorisation Condition and the Further Authorisation Condition, as described in the joint announcement made by the Offeror and AsiaSat dated 23 April 2007, with the effect that the Proposals would not go ahead. Scheme Shareholders and AsiaSat Shareholders voted to adjourn the Court Meeting and Special General Meeting indefinitely. The proceedings to effect the Scheme were discontinued in Bermuda and the Chairman’s report on the results of the Court Meeting and notice of discontinuance were filed with the Supreme Court on 24 April 2007. Consequently the Offers are now being made as a result of completion of the Exchange Transaction.

4.	THE OFFERS

4.1	The Offers

Following the completion of the Exchange Transaction and the discontinuance of the Proposals, the Offeror and the parties acting in concert with it own interests in an aggregate of 268,905,000 AsiaSat Shares, representing approximately 68.75 per cent of the voting rights in AsiaSat. As mentioned above and in the Privatisation Announcement, the Executive is of the opinion that, following completion of the Transfer and the discontinuance of the Scheme, the Offeror and parties acting in concert with it are obliged under Rule 26 of the Takeovers Code to make unconditional mandatory general offers to acquire all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for the cancellation of all Options.

The Share Offers are structured as a separate dual Share Offer and US Share Offer to satisfy various US and Hong Kong legal and regulatory requirements in respect of withdrawal rights and settlement that would otherwise be in conflict. The US Share Offer will be conducted in accordance with the US federal securities laws, including Regulation 14D and Regulation 14E under the Exchange Act, except to the extent of any no-action relief granted by the SEC. The Share Offer will be conducted in accordance with the provisions of the Takeovers Code and other applicable Hong Kong rules and regulations. The Share Offer may be accepted by all non-US Shareholders, whether in or outside of Hong Kong. The making of the Share Offer to persons with a registered address in a jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdiction. It is the responsibility of AsiaSat Shareholders who are citizens or residents or nationals of jurisdictions outside Hong Kong, and who wish to accept the Share Offer, to inform themselves about and comply with any applicable legal requirements when accepting the Share Offer. The US Share Offer may only be accepted by US Shareholders and ADS Holders (wherever such ADS Holders are located), and US Shareholders and ADS Holders may only tender into the US Share Offer. The Offers have been structured such that the procedural terms of the Share Offers will be as equivalent as practically possible, given the differences between US and Hong Kong law and practice. The US Share Offer and Share Offer differ only with respect to withdrawal rights (which are available only for those tendering into the US Share Offer), time of settlement (payment will be made within 10 days of tender under the Share Offer and payment will be made within 10 days after the Closing Date under the US Share Offer) and the currency of payment (payment under the US Share Offer will be made in US dollars and payment under the Share Offer will be made in Hong Kong dollars). The Option Offer is structured as a single offer because there are no Optionholders resident in the United States.

PART I – LETTER FROM MORGAN STANLEY

The unconditional mandatory general offers are being made on the following bases:

For each AsiaSat Share under the Share Offers	HK$16.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date, giving a net sum of HK$15.73)
For each ADS under the US Share Offer	HK$160.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date, giving a net sum of HK$157.30)
For each B Option under the Option Offer	HK$0.01 in cash
For each C Option under the Option Offer	HK$1.65 in cash

ADS Holders and US Shareholders will receive consideration converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions and withholding taxes, if applicable, at the Exchange Rate for delivery in respect of the relevant ADSs or AsiaSat Shares. The Offeror will only bear the costs of the cancellation fee of US$0.05 per ADS.

No AsiaSat Share acquired by the Offeror pursuant to the Share Offers will be transferred, charged or pledged to any other person, and there are no agreements, arrangements or understandings in place to do the same, nor are there any related charges or pledges which may result in the transfer of voting rights attached to AsiaSat Shares, provided, however, that after the Offers close, the Offeror may transfer its entire interest in AsiaSat to Bowenvale (although no agreement or arrangement has been entered into in respect of such potential transfer).

The Offeror has stated that it will not increase the Share Offer Price or the Option Offer Price and that they represent the best and final offer price in respect of the Share Offers and the Option Offer respectively. Accordingly, the Offeror may not increase the Share Offer Price or the Option Offer Price save in wholly exceptional circumstances, as provided in Rule 18.3 of the Takeovers Code, namely in the event of a higher competing offer and the improved offer being recommended by the Board.

4.2	Comparisons of value

The Share Offers

The Share Offer Price of HK$16.00 per AsiaSat Share represents:

(i)	a premium of approximately 14.3 per cent to the closing price of HK$14.00 per AsiaSat Share quoted on the Stock Exchange on the Pre-Suspension Date;

(ii)	a premium of approximately 15.2 per cent to the closing price of US$17.75 per ADS as quoted on the NYSE on the Pre-Suspension Date;

(iii)	a premium of approximately 13.5 per cent to the closing price of HK$14.10 per AsiaSat Share quoted on the Stock Exchange on the Suspension Date;

(iv)	a premium of approximately 15.2 per cent to the closing price of US$17.75 per ADS as quoted on the NYSE on the Suspension Date;

(v)	a premium of approximately 15.6 per cent to the 30-day Average Pre-Announcement Price of HK$13.84 per AsiaSat Share;

(vi)	a premium of approximately 14.1 per cent to the 30-day Average Pre-Announcement ADS Price of US$17.93 per ADS;

(vii)	a discount of approximately 11.3 per cent to the highest closing price of approximately HK$18.04 per AsiaSat Share over the one-year period prior to the Latest Practicable Date;

(viii)	a discount of approximately 13.2 per cent to the highest closing price of approximately US$23.55 per ADS over the one-year period prior to the Latest Practicable Date;

PART I – LETTER FROM MORGAN STANLEY

(ix)	an implied price to earnings multiple of 17.0 times, based on AsiaSat’s reported basic earnings per AsiaSat Share of HK$0.94 for the year ended 31 December 2005;

(x)	an implied price to earnings multiple of 13.8 times, based on AsiaSat’s reported basic earnings per AsiaSat Share of HK$1.16 for the year ended 31 December 2006;

(xi)	a premium of approximately 52.1 per cent to the audited consolidated net asset value per AsiaSat Share of approximately HK$10.52 as at 31 December 2005;

(xii)	a premium of approximately 41.2 per cent to the audited consolidated net asset value per AsiaSat Share of approximately HK$11.33 as at 31 December 2006;

(xiii)	a discount of approximately 2.4 per cent to the closing price of HK$16.40 per AsiaSat Share quoted on the Stock Exchange on the Latest Practicable Date; and

(xiv)	a discount of approximately 4.9 per cent to the closing price of US$21.50 per ADS quoted on the NYSE on the Latest Practicable Date.

You are advised to compare the Share Offer Price with the current market price of AsiaSat Shares.

The Option Offer

The Option Offer Price represents the difference in value between the Share Offer Price and the Option Exercise Price of the outstanding Options, and because the exercise price of the B Options of HK$17.48 is above the Share Offer Price of HK$16.00, the Option Offer Price in respect of the B Options is HK$0.01.

As at the Latest Practicable Date, the Company had 3,823,500 outstanding Options. In accordance with the Rules of the Share Option Scheme, Optionholders are entitled to exercise their Options, which confer rights to subscribe for AsiaSat Shares at a price of HK$17.48 per AsiaSat Share in respect of B Options and HK$14.35 per AsiaSat Share in respect of C Options, in full or in part at any time within 21 days of the despatch of this Offer Document (or such later date as the Directors may determine). The exercise in full of the Options would result in the issue of an additional 3,823,500 AsiaSat Shares. If the Option Offer is not accepted within the relevant time period and in relation to which the Options are not exercised in accordance with the Rules of the Share Option Scheme, such Options will lapse.

The attention of Optionholders is drawn to the Rules of the Share Option Scheme, and in particular paragraph 8.4 of the Rules of the Share Option Scheme.

Save for the Options, there are currently no other options, warrants, derivatives or other securities issued by the Company that carry a right to subscribe for or which are convertible into AsiaSat Shares.

The Share Offer Price, the Option Offer Price and the terms of the Offers have been reached after careful consideration by the Offeror Directors.

Mr. Mi Zeng Xin and Mr. Ju Wei Min, both being directors of the Offeror and Bowenvale, and Mr. Mi being an Executive Director and Vice President and Mr. Ju a director and CFO of CITIC Group, are interested in 100,000 and 50,000 Options, respectively, with an exercise price of HK$14.35. Mr. Ding Yu Cheng, a director of Bowenvale, is interested in 50,000 Options with an exercise price of HK$14.35. To the extent that any of the 200,000 Options held by parties acting in concert with the Offeror are exercised and converted into AsiaSat Shares prior to the Closing Date, the AsiaSat Shares will not be subject to the Share Offers. Each of Mr. Mi Zeng Xin, Mr. Ju Wei Min and Mr. Ding Yu Cheng has undertaken not to exercise any of his Options but will accept the Option Offer. Other than stated above, there are no such interests or undertakings on the part of directors or officers of GECC or CITIC Group.

Mr. Romain Bausch, a former director of AsiaSat and Bowenvale nominated by SES and who resigned as a director of AsiaSat and Bowenvale on 29 March 2007, held 100,000 Options with an exercise price of HK$14.35. Mr. Bausch’s Options lapsed upon his resignation as a director of AsiaSat.

PART I – LETTER FROM MORGAN STANLEY

4.3	Highest and lowest prices

The Stock Exchange is the principal trading market for the AsiaSat Shares, which are not listed on any other exchange in or outside of the United States (the ADSs are listed on the NYSE as described below). The high and low closing prices for the AsiaSat Shares on the Stock Exchange for each full quarterly period during the past two years are as follows:

	High		Low
2005
First Quarter	HK$	15.00	HK$	14.20
Second Quarter	HK$	15.10	HK$	13.50
Third Quarter	HK$	15.95	HK$	13.60
Fourth Quarter	HK$	14.90	HK$	12.95

2006
First Quarter	HK$	14.85	HK$	12.20
Second Quarter	HK$	14.00	HK$	13.00
Third Quarter	HK$	13.30	HK$	12.28
Fourth Quarter	HK$	15.00	HK$	12.90

2007
First Quarter	HK$	18.10	HK$	13.30

The highest and lowest closing prices of AsiaSat Shares recorded on the Stock Exchange, during the period from 13 August 2006 (being the date six months prior to the date of the Privatisation Announcement) to the Latest Practicable Date, were HK$18.04 on February 22nd and 26th, 2007 and HK$12.52 on August 16th, 17th and 18th, 2007, respectively.

The NYSE is the principal trading market for the ADSs, which are not listed on any other exchange in or outside of the United States. At the exchange rate in effect on the Latest Practicable Date, the Share Offer Price of HK$16.00, which translates into a price of HK$160.00 per ADS, would be equal to US$20.45. The high and low closing prices for the ADSs on the NYSE for each full quarterly period during the past two years are as follows:

	High		Low
2005
First Quarter	US$	19.07	US$	18.27
Second Quarter	US$	19.08	US$	17.11
Third Quarter	US$	20.45	US$	17.61
Fourth Quarter	US$	19.02	US$	16.55

2006
First Quarter	US$	19.40	US$	16.15
Second Quarter	US$	18.35	US$	16.65
Third Quarter	US$	17.19	US$	16.05
Fourth Quarter	US$	18.85	US$	16.21

2007
First Quarter	US$	23.55	US$	17.50

4.4	Dividends

The following table shows the amount of dividends per AsiaSat Share paid in the past two years:

Payment Date	Dividends paid per AsiaSat Share
HK$
22 May 2007 (final dividend)	0.27
14 November 2006 (interim dividend)	0.08
23 May 2006 (final dividend)	0.27
15 November 2005 (interim dividend)	0.08
18 May 2005 (final dividend)	0.27

PART I – LETTER FROM MORGAN STANLEY

AsiaSat has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority. Consequently, there are no restrictions on its ability to pay dividends, other than in respect of local Bermuda currency.

4.5	Total consideration

As at the Latest Practicable Date, the Company had 391,135,500 AsiaSat Shares in issue. Based on the Share Offer Price, the entire issued share capital of the Company is valued at approximately HK$6,258 million. Assuming none of the Options are exercised prior to the closing of the Offers in accordance with the Rules of the Share Option Scheme, and on the basis of the Option Offer Price of HK$0.01 per B Option and HK$1.65 per C Option, the outstanding 3,823,500 Options are valued at approximately HK$3.7 million. Assuming all Options are exercised in full by the Optionholders in accordance with the Rules of the Share Option Scheme prior to closing of the Offers, no consideration will be payable under the Option Offer, and the number of AsiaSat Shares in issue will increase accordingly.

As at the Latest Practicable Date, the Offeror and the parties acting in concert with it held 268,905,000 AsiaSat Shares. Based on a total of 122,230,500 Shares held by parties other than the Offeror and parties acting in concert with it, and a total of 3,623,500 Options held by the Optionholders other than Mr. Mi, Mr. Ju and Mr. Ding, the consideration payable by the Offeror pursuant to the Share Offers and the Option Offer, if both are accepted in full, is approximately HK$1,956 million and HK$3.4 million, respectively.

The Offers will be financed from the existing resources of CITIC Group and GECC. There is no interest on, repayment of or security for any liability (contingent or otherwise) in respect of the financing of the Offers which is dependent to any significant extent on the business of the Company. The principal lenders to the Offeror are CITIC Group and GE Equity pursuant to a loan agreement dated 9 February 2007. For the sole purpose of implementation of the Offers and in support of the obligations of the lenders pursuant to the loan agreement, GECC has issued an irrevocable and unconditional letter of credit to GE Equity and CITIC Ka Wah Bank has issued an irrevocable and unconditional letter of credit to CITIC Group. CITIC Group is a conglomerate owned by the government of the PRC, the original purpose of which was to attract foreign capital and technology to the PRC for the modernisation of the PRC’s various industries. GECC operates primarily in the financial services industry and is a company incorporated in the United States and an indirect wholly-owned subsidiary of GEC. GE Equity makes and holds equity and fund investments, usually minority interests, on behalf of GEC and its affiliates, and is a wholly owned indirect subsidiary of GEC.

The Offeror’s financial adviser, Morgan Stanley, is satisfied that sufficient financial resources are and will be available to the Offeror for the implementation of the Offers.

4.6	Terms of the Offers

Under the terms of the Share Offers, the Shares will be acquired by the Offeror fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto, including the right to receive all dividends, rights and distributions declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or to ADS Holders who were on the records maintained by or on behalf of the ADS Depositary at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. AsiaSat Shareholders who accept the Share Offer will receive a net sum of HK$15.73 per duly accepted AsiaSat Share within 10 days of receipt by the Registrar of a duly completed acceptance. US Shareholders and ADS Holders who accept the US Share Offer will receive a net sum of HK$15.73 (which shall be converted into US dollars) per duly accepted AsiaSat Share or, a net sum of HK$157.30 (which shall be converted into US dollars) per duly accepted ADS, within 10 days after the Closing Date.

Under the terms of the Option Offer, if the Option Offer is validly accepted on or prior to the Closing Date, the Options in respect of which valid acceptances are given together with all rights attaching thereto will be entirely cancelled and renounced.

PART I – LETTER FROM MORGAN STANLEY

4.7    Stamp Duty

Seller’s ad valorem stamp duty for AsiaSat Shares registered on the Hong Kong register arising in connection with acceptance of the Share Offers will be payable by each AsiaSat Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such person’s AsiaSat Shares (or the market value of such person’s AsiaSat Shares), and will be deducted from the cash amount due to such person under the Share Offers. The Offeror will pay the buyer’s ad valorem stamp duty on its own behalf and the seller’s ad valorem stamp duty on behalf of the accepting AsiaSat Shareholders in respect of AsiaSat Shares accepted under the Share Offers. No stamp duty is payable in connection with acceptance of the Option Offer.

5.    INTERESTS OF THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT IN ASIASAT

The holdings of the Offeror and parties acting in concert with it of Shares and Options as at the Latest Practicable Date are summarised as follows:

Name	Capacity	Nature of interest	Approximate percentage of AsiaSat’s issued share capital
Bowenvale	Beneficial owner	268,905,000 AsiaSat Shares	68.75%
Able Star	Interest through Bowenvale	133,107,975 X ordinary shares in Bowenvale 2,689,050 special shares (non-voting) in Bowenvale	No direct interest
GECC (Note)	Interest through Bowenvale	133,107,975 Y ordinary shares in Bowenvale	No direct interest

Note: GECC’s interest in Bowenvale is held through the GE Entities.

	Date of Grant	Exercise price (HK$)	Exercise period		Number of C Options	Approximate percentage of AsiaSat’s existing issued share capital (%)
Name			From	To
Mr. Mi Zeng Xin	4 February 2002	14.35	4 February 2004	3 February 2012	100,000	0.026
Mr. Ju Wei Min	4 February 2002	14.35	4 February 2004	3 February 2012	50,000	0.013
Mr. Ding Yu Cheng	4 February 2002	14.35	4 February 2004	3 February 2012	50,000	0.013

Save as disclosed above, neither the Offeror, CITIC Group, GEC nor any of their respective concert parties, and no connected person (as defined in the Listing Rules) of the Offeror is an AsiaSat Shareholder or an Optionholder as at the Latest Practicable Date.

There was no dealing in AsiaSat Shares by the Offeror, CITIC Group, GEC or any party acting in concert with any one of them in the period commencing on the date falling six months immediately before the date of the Privatisation Announcement and the Latest Practicable Date.

The Independent Board Committee has been established to advise the AsiaSat Independent Shareholders on the terms of the Offers. CLSA has been appointed to advise the Independent Board Committee in relation to the Offers, and CLSA’s appointment as Independent Financial Adviser to the Independent Board Committee has been approved by the Independent Board Committee.

6.	INFORMATION ON THE OFFEROR

The Offeror, incorporated in the British Virgin Islands on 19 December 2006, is a company owned (as to 50 per cent voting interest) by Able Star, a wholly-owned subsidiary of CITIC Group, and (as to 50 per cent voting interest) by GE Equity, a wholly-owned subsidiary of GECC. Such joint ownership interest will, on completion of the Offers, be adjusted so that Able Star will hold 50.5 per cent of the economic interest and 50 per cent of the voting interest in the Offeror, with GE Equity holding the remaining 49.5 per cent economic interest and 50 per cent voting interest.

PART I – LETTER FROM MORGAN STANLEY

The Offeror was established for the purposes of effecting the Scheme and the Offers, and has no other business activities. The Offeror was formerly named Modernday Limited.

7.	INFORMATION ON THE ASIASAT GROUP

The AsiaSat Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunications markets. The issued AsiaSat Shares are listed on the Main Board of the Stock Exchange and the ADSs are listed on the NYSE.

The audited consolidated turnover for the two years ended 31 December 2005 and 31 December 2006 were approximately HK$879.7 million and HK$929.9 million respectively. The audited net profit for the two years ended 31 December 2005 and 31 December 2006 were approximately HK$365.4 million and HK$453.4 million, respectively. The audited consolidated net assets of the Company as at 31 December 2005 and 31 December 2006 were approximately HK$4,104.2 million and HK$4,421.6 million, respectively.

The table below sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Offers and maintenance of the Minimum Public Float and assuming (i) none of the Options are exercised on or prior to completion of the Offers and (ii) all Optionholders accept the Option Offer:

	As at the Latest Practicable Date		Immediately after completion of the Offers and maintenance of Minimum Public Float
	Number of AsiaSat Shares	Approximate percentage (%)	Number of AsiaSat Shares		Approximate percentage (%)
The Offeror	—	—	24,446,625	¹	6.25
Bowenvale	268,905,000	68.75	268,905,000		68.75
Public	122,230,500	31.25	97,783,875		25.00

Total issued AsiaSat Shares	391,135,500	100.00	391,135,500		100.00

Note 1:	This is the maximum number of AsiaSat Shares the Offeror could hold if AsiaSat is to maintain the Minimum Public Float, based upon AsiaSat’s issued share capital as at the Latest Practicable Date. If necessary to attain the Minimum Public Float, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders.

8.	INTENTIONS OF THE OFFEROR

The Offeror Directors do not intend to make any material change to the existing businesses of the AsiaSat Group. The Offeror Directors do not intend to introduce any major changes to the existing operating and management structures of the AsiaSat Group, or to discontinue the employment of any employees of the AsiaSat Group, as a result of the implementation of the Offers. The Offeror Directors also expect that there will be no material change to the existing business (such as business focus and operating model) of the AsiaSat Group as a result of the implementation of the Offers. AsiaSat continues to explore potential business opportunities and acquisitions in respect of the satellite industry. Accordingly, the successful implementation of the Offers should not impact upon AsiaSat’s current activities and plans to pursue and participate in these potential business opportunities and acquisitions.

The Offers will not result in termination of the Company’s listing on the Stock Exchange. The Offeror reserves its rights to consider plans to increase the Company’s annual or interim dividend, cause the Company to distribute any extraordinary dividend, or recapitalise the Company’s balance sheet by increasing the Company’s financial leverage to retain its flexibility to deliver value to AsiaSat Shareholders.

9.	LISTING OF THE COMPANY, PUBLIC FLOAT, NO COMPULSORY ACQUISITION

In light of the US Regulatory Matter, it is the intention of the Offeror Directors to maintain the listing of the AsiaSat Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act.

PART I – LETTER FROM MORGAN STANLEY

The Stock Exchange has stated that if, at the close of the Share Offers, less than 25 per cent of the issued AsiaSat Shares are held by the public, or if the Stock Exchange believes that (i) a false market exists or may exist in the trading of the AsiaSat Shares; or (ii) there are insufficient issued AsiaSat Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend dealings in the AsiaSat Shares until a level of sufficient public float is attained. In this connection, it should be noted that upon the close of the Share Offers, there may be insufficient public float for the AsiaSat Shares and therefore trading in the AsiaSat Shares may be suspended until a sufficient level of public float is attained.

If, following the Offers, less than 25 per cent of issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and 25 per cent of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders.

The Offeror intends the Company to remain listed on the Stock Exchange. The board of the Offeror will undertake to the Stock Exchange to use its best endeavours to take appropriate steps to ensure that, as soon as possible following the close of the Share Offers, sufficient public float exists in the AsiaSat Shares.

If following the completion of the Offers, the number of holders of Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

10.	ACCEPTANCE, WITHDRAWAL AND SETTLEMENT

The Offers are made only to the AsiaSat Independent Shareholders and the Optionholders. No person has irrevocably committed themselves to accept or not accept the Offers.

10.1	Procedures for acceptance of the Offers

To accept the US Share Offer, which is only open to US Shareholders, you should complete the Blue Form of Acceptance accompanying the US Offer Document in accordance with the instructions printed on it, which forms part of the terms and conditions of the US Share Offer.

If you hold ADSs (wherever you are located), you should complete the Letter of Transmittal accompanying the US Offer Document in accordance with the instructions printed on it and return the completed Letter of Transmittal as soon as possible (along with any appropriate documents of title, such as your ADRs) to the Tender Agent. The attention of ADS Holders is drawn to “Appendix I – Further Terms of the Offers” of this Offer Document and to the relevant provisions of the Letter of Transmittal. For an ADS Holder to validly accept the US Share Offer, a properly completed and duly executed Letter of Transmittal, together with any other required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, must be received by the Tender Agent at the appropriate address as set out in the Letter of Transmittal and either the ADRs evidencing such ADSs must be received by the Tender Agent at one of such addresses or such ADRs must be delivered pursuant to the procedure for book-entry transfer set out in “Appendix I – Further Terms of the Offers” of this Offer Document (and a Book-Entry Confirmation received by the Tender Agent in accordance with such procedures).

US Shareholders and ADS Holders (wherever such ADS Holders are located) may only tender into the US Share Offer. If you have received this Offer Document and you are not a US Shareholder or an ADS Holder, please contact the Registrar, Computeshare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or at +852 2862 8604, for a copy of the Share Offer Document with accompanying Forms of Acceptance so that you may tender your AsiaSat Shares or Options into the US Share Offer or Option Offer, respectively.

PART I – LETTER FROM MORGAN STANLEY

AsiaSat Shareholders and Optionholders

The completed Form of Acceptance should then be forwarded, together with the relevant AsiaSat Share(s) certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the US Share Offer, by post or by hand to, the Tender Agent at The Bank of New York, Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, NY 10286-1248, as soon as practicable after the receipt of the relevant Form(s) of Acceptance but in any event to reach the Tender Agent by no later than 4:00 a.m. on 26 June 2007 (New York time) or such later date as the Offeror may determine and announce.

ADS Holders

If you hold ADSs, to accept the US Share Offer, you should complete the Letter of Transmittal accompanying the US Offer Document and return as soon as possible the completed Letter of Transmittal (along with any appropriate documents of title, such as your ADRs) to the Tender Agent. This section should be read together with the instructions on the Letter of Transmittal. The instructions printed on the relevant Letter of Transmittal shall be deemed to form part of the terms of the US Share Offer. No acknowledgement of receipt of any Form(s) of Acceptance, Letter of Transmittal, AsiaSat Share, ADS or Option certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) (if any) will be given.

Your attention is also drawn to the further terms of the Offers as set out in Appendix I to this Offer Document.

10.2	Procedures for withdrawal of acceptances

The Share Offers are subject to the US tender offer rules applicable to securities registered under the Exchange Act, as well as to the Takeovers Code and other relevant Hong Kong regulations. This has necessitated a number of changes from the procedures which normally apply to offers for companies governed by Hong Kong law, including those applicable to the rights of US Shareholders and ADS Holders to withdraw their acceptance of the Offers.

Under the US Share Offer, US Shareholders and ADS Holders will be able to withdraw their acceptances at any time during the Offer Period. The US Share Offer will be deemed not to have been validly accepted in respect of any AsiaSat Shares or ADSs acceptances in respect of which have been validly withdrawn. However, the US Share Offer may be accepted again in respect of any withdrawn AsiaSat Shares or ADSs by following one of the procedures described in “Appendix I – Further Terms of the Offers” at any time prior to expiry of the Share Offer.

Withdrawals under the Share Offer and Option Offer will not be permitted save as provided under Rule 19.2 of the Takeovers Code which is described in further detail in “Appendix I – Further Terms of the Offers; Announcements”.

Further details of these rights of withdrawal and the procedure for effecting withdrawals are set out in “Appendix I – Further Terms of the Offers” to this Offer Document.

10.3	Settlement of the Offers

Provided that a valid Form of Acceptance and the relevant AsiaSat Share or Option certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) (if any) are complete and in good order and have been received by the Registrar or the Company (as the case may be) on or before 4:00 p.m. on 26 June 2007 for acceptance of the Share Offer or Option Offer, a cheque for the amount due to the AsiaSat Shareholder in respect of the AsiaSat Shares or to the Optionholders in respect of the Options tendered by him under the Share Offer and/or the Option Offer, less seller’s ad valorem stamp duty (if any) payable by him, will be despatched to the AsiaSat Shareholders and/or the Optionholders by ordinary post at his own risk within 10 days of the date on which all relevant documents are received by the Registrar or the Company (as the case may be) to render such acceptance complete and valid.

PART I – LETTER FROM MORGAN STANLEY

ADS Holders and US Shareholders are only entitled under the terms of the US Share Offer to receive the cash consideration in US dollars. To facilitate the settlement of the Offers, ADS Holders will receive consideration converted into US dollars by the Tender Agent, less fees and expenses in connection with currency conversion and withholding tax, if applicable, at the Exchange Rate for delivery in respect of the relevant ADSs or AsiaSat Shares. The Offeror will only be responsible for the cancellation fee of $0.05 per ADS. An ADS Holder may receive such amount on the basis set out above only in respect of the whole of his holding of AsiaSat Shares in respect of which he accepts the Share Offer. The actual amount of US dollars received will depend upon the Exchange Rate. ADS Holders should be aware that the US dollar/Hong Kong dollar exchange rate which is prevailing on the date on which a tender is made and on the dates of despatch and receipt of payment may be different from that prevailing on the day on which funds are received by the Tender Agent from the Offeror. In all cases, fluctuations in the US dollar/Hong Kong dollar exchange rate are at the risk of accepting ADS Holders. The Offeror and its advisers or agents shall not have any responsibility with respect to the actual amount of cash consideration payable other than in Hong Kong dollars. AsiaSat Shareholders and ADS Holders tendering into the US Share Offer will be paid within 10 days of the Closing Date.

In order for beneficial owners of AsiaSat Shares, whose investments are registered in nominee names, to accept the Share Offers, it is essential that they provide instructions to their nominee agent relating to their intentions with regard to the Share Offers. To ensure equality of treatment of all AsiaSat Shareholders and/or Optionholders, those registered AsiaSat Shareholders and/or Optionholders who hold AsiaSat Shares or Options as nominees for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately.

The attention of AsiaSat Shareholders and Optionholders with registered addresses outside Hong Kong is drawn to the “Questions and Answers” set out on pages ix to xv and “Part V – US Special Factors” of this Offer Document.

11.	GENERAL

All documents and remittances sent by or to AsiaSat Shareholders, ADS Holders and/or the Optionholders through the post will be sent by or to them at their own risk. Such documents and remittances will be sent to AsiaSat Shareholders, ADS Holders and/or the Optionholders at their respective addresses as stated on the relevant Acceptance Forms or if no such address is stated, as they appear in the register of members of AsiaSat or, in the case of joint AsiaSat Shareholders, to the AsiaSat Shareholder whose name appears first in such register of members, as applicable.

None of AsiaSat, Offeror, Morgan Stanley, Morgan Stanley & Co. Incorporated or any of their respective directors or any other person involved in the Offers will be responsible for any loss or delay in transmission or any other liabilities that may arise as a result thereof.

12.	RECOMMENDATION

Your attention is drawn to the recommendations in the letter from the Board of AsiaSat, the letter from the Independent Board Committee, and the letter from CLSA to the Independent Board Committee set out in Part II, Part III and Part IV of this document, respectively.

13.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices, which form part of this Offer Document.

Yours faithfully

for and on behalf of
Morgan Stanley Asia Limited

Che-Ning Liu
Managing Director

PART II – LETTER FROM THE BOARD OF ASIASAT

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

Directors:	Registered office:

Executive Directors:

Mr. Peter E. JACKSON (Chief Executive Officer)

Mr. William D. WADE (Deputy Chief Executive Officer)

Non-executive Directors:

Mr. MI Zeng Xin (Chairman)

Mr. Ronald J. HERMAN, Jr. (Deputy Chairman)

Mr. DING Yu Cheng

Mr. JU Wei Min

Mr. KO Fai Wong

Mr. Mark CHEN

Mr. John F. CONNELLY

Ms. Nancy KU

Independent Non-executive Directors:

Prof. Edward Kwan Yiu CHEN

Mr. Robert T. T. SZE

Mr. James WATKINS

Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda Principal place of business in Hong Kong: 17/F The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong 25 May 2007

To AsiaSat Shareholders, ADS Holders and Optionholders

Dear Sir or Madam,

UNCONDITIONAL MANDATORY GENERAL OFFERS

BY

MORGAN STANLEY ASIA LIMITED

ON BEHALF OF

ASIACO ACQUISITION LTD.

TO ACQUIRE ALL THE ISSUED SHARES OF

AND FOR CANCELLATION OF ALL OUTSTANDING OPTIONS OF

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(OTHER THAN THOSE SHARES HELD BY ASIACO ACQUISITION LTD.

(IF ANY) AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 13 February 2007, the Offeror requested the Board to put forward the Share Proposal to the Scheme Shareholders to effect the privatisation of the Company and informed the Board that it would also make the Option Proposal to Optionholders for the cancellation of the outstanding Options in exchange for cash.

It was also announced that GECC and SES had agreed to pursue the Exchange Transaction, in which SES’s entire shareholding in Bowenvale would be transferred to companies which are wholly and indirectly held by GECC. The Executive has taken the view that the completion of the Transfer would result in the formation of a new concert group that would have statutory control of Bowenvale, thereby triggering a mandatory general offer

PART II – LETTER FROM THE BOARD OF ASIASAT

obligation under Rule 26 of the Takeovers Code in respect of AsiaSat. Accordingly, the Offers were announced simultaneously with the Proposals in the Privatisation Announcement.

The US Department of State has in correspondence with GEC said it would consider the effectiveness of the Scheme to cause a change in the ownership of previously exported satellites owned by AsiaSat, which would require regulatory approvals in respect of such satellites, which it was not prepared to grant in the context of the Scheme. In the opinion of the Offeror, the consequences of proceeding with the Scheme without Authorisation from the US Department of State would be materially adverse to AsiaSat as it may result in AsiaSat being deemed to be in breach of important US Department of State approvals. The obtaining of relevant Authorisations was one of the conditions to the Share Proposal which must be satisfied or waived. The Offeror decided not to waive this condition relating to compliance with a material legal or regulatory requirement. On 23 April 2007, the Offeror invoked the Authorisation Condition and the Further Authorisation Condition, and on 24 April 2007, resolutions were proposed and approved at the Meetings to adjourn the Meetings indefinitely. The proceedings in respect of the Scheme were discontinued in Bermuda and the Chairman’s report on the results of the Court Meeting was filed with the Supreme Court on 24 April 2007.

Following the completion of the Transfer and the discontinuance of the Scheme, the Offeror and parties acting in concert are thus obliged under Rule 26 of the Takeovers Code to make unconditional mandatory general offers to acquire all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for the cancellation of all Options.

The purpose of this Offer Document is to provide you with, among other matters, information relating to the AsiaSat Group, the Offeror and the Offers as well as setting out the letter from the Independent Board Committee containing its recommendation and advice to the AsiaSat Shareholders and Optionholders in respect of the Offers and the letter from CLSA containing its advice to the Independent Board Committee in respect of the Offers.

THE OFFERS

Morgan Stanley, on behalf of the Offeror, is making the unconditional mandatory general offers to acquire all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for the cancellation of all Options on the following basis:

For each AsiaSat Share under the Share Offers	HK$16.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date, giving a net sum of HK$15.73)
For each ADS under the US Share Offer	HK$160.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date, giving a net sum of HK$157.30)
For each B Option under the Option Offer	HK$0.01 in cash
For each C Option under the Option Offer	HK$1.65 in cash

ADS Holders and US Shareholders will receive consideration converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions and withholding taxes, if applicable, at the Exchange Rate for delivery in respect of the relevant ADSs or AsiaSat Shares. The Offeror will only the bear the costs of the cancellation fee of US$0.05 per ADS.

The Offers are unconditional in all respects. Please refer to the paragraph headed “The Offers” under “Letter from Morgan Stanley” set out in Part I of this Offer Document for further details of the Offers.

The Share Offers are structured as separate dual Share Offer and US Share Offer to satisfy various US and Hong Kong legal and regulatory requirements in respect of withdrawal rights and settlement that would otherwise be in conflict. The US Share Offer will be conducted in accordance with the US federal securities laws, including Regulation 14D and Regulation 14E under the Exchange Act, except to the extent of any no-action relief granted

PART II – LETTER FROM THE BOARD OF ASIASAT

by the SEC. The Share Offer will be conducted in accordance with the provisions of the Takeovers Code and other applicable Hong Kong rules and regulations. The Share Offer may be accepted by all non-US Shareholders, whether in or outside of Hong Kong. The making of the Share Offer to persons with a registered address in a jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdiction. It is the responsibility of AsiaSat Shareholders who are citizens or residents or nationals of jurisdictions outside Hong Kong, and who wish to accept the Share Offer, to inform themselves about and comply with any applicable legal requirements when accepting the Share Offer. The US Share Offer may only be accepted by US Shareholders and ADS Holders, and US Shareholders and ADS Holders (wherever such ADS Holders are located) may only tender into the US Share Offer. The Offers have been structured such that the procedural terms of the Share Offers will be as equivalent as practically possible, given the differences between US and Hong Kong law and practice. The US Share Offer and Share Offer differ only with respect to withdrawal rights (which are available only for those tendering into the US Share Offer), time of settlement (payment will be made within 10 days of tender under the Share Offer and payment will be made within 10 days after the Closing Date under the US Share Offer) and the currency of payment (payment under the US Share Offer will be made in US dollars and payment under the Share Offer will be made in Hong Kong dollars). The Option Offer is structured as a single offer, because there are no Optionholders resident in the United States.

EFFECT OF ACCEPTING THE OFFERS

By accepting the Share Offers, AsiaSat Shareholders would be required to sell to the Offeror their Offer Shares free from all rights of pre-emption, options, claims, equities, liens, charges, encumbrances and any third party rights or interests of any nature whatsoever and together with all rights, benefits and entitlements attaching to them, including the right to receive all dividends, rights and distributions declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or to ADS Holders who were on the records maintained by or on behalf of the ADS Depositary at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. AsiaSat Shareholders who accept the Share Offers will receive a net sum of HK$15.73 per duly accepted AsiaSat Share within 10 days of receipt by the Registrar of a duly completed acceptance. US Shareholders and ADS Holders who accept the US Share Offer will receive a net sum of HK$15.73 (which shall be converted into US dollars) per duly accepted AsiaSat Share or, a net sum of HK$157.30 (which shall be converted into US dollars) per duly accepted ADS, within 10 days after the Closing Date.

By accepting the Option Offer, under the terms of the Option Offer, the Options in respect of which valid acceptances are given together with all rights attaching thereto will be entirely cancelled and renounced and accepting Optionholders will receive the Option Offer Price for their Options in respect of which valid acceptances are given.

STAMP DUTY IMPLICATIONS

Seller’s ad valorem stamp duty for AsiaSat Shares registered on the Hong Kong register arising in connection with acceptance of the Share Offers will be payable by each AsiaSat Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such person’s AsiaSat Shares (or the market value of such person’s AsiaSat Shares), and will be deducted from the cash amount due to such person under the Share Offers. The Offeror will pay the buyer’s ad valorem stamp duty on its own behalf and the seller’s ad valorem stamp duty on behalf of the accepting AsiaSat Shareholders in respect of AsiaSat Shares accepted under the Share Offers. No stamp duty is payable in connection with acceptance of the Option Offer.

INFORMATION ON THE ASIASAT GROUP

As at the Latest Practicable Date, there were 391,135,500 AsiaSat Shares in issue. Bowenvale and parties acting in concert with it hold an aggregate beneficial ownership of approximately 68.75 per cent of the issued share capital of AsiaSat. Currently (following the completion of the Exchange Transaction), Bowenvale is jointly indirectly owned by CITIC Group (through Able Star) and the GE Entities.

As at the Latest Practicable Date, the Company had 3,823,500 outstanding Options. In accordance with the Rules of the Share Option Scheme, Optionholders are entitled to exercise their Options, which confer rights to

PART II – LETTER FROM THE BOARD OF ASIASAT

subscribe for AsiaSat Shares at a price of HK$17.48 per AsiaSat Share in respect of B Options and HK$14.35 per AsiaSat Share in respect of C Options, in full or in part at any time within 21 days of the despatch of this Offer Document (or such later date as the Directors may determine). The exercise in full of the Options would result in the issue of an additional 3,823,500 AsiaSat Shares. If the Option Offer is not accepted within the relevant time period and in relation to which the Options are not exercised in accordance with the Rules of the Share Option Scheme, such Options will lapse.

Please refer to the paragraph headed “Information on the AsiaSat Group” under “Letter from Morgan Stanley” set out in Part I of this Offer Document and “General Information relating to AsiaSat” set out in Appendix IV of this Offer Document for further information in relation to the AsiaSat Group.

INTERESTED PARTIES

Save for Mr. Peter E. Jackson and Mr. William D. Wade who have indicated their intentions to hold their 213,500 and 5,000 AsiaSat Shares, respectively, the Directors who are also AsiaSat Shareholders and/or Optionholders have indicated that they will accept the Offers but no irrevocable or binding undertakings to accept the Offers have been given by such Directors to the Offeror. The non-executive Directors, namely Mr. Ronald J. Herman, Jr., Ms. Nancy Ku, Mr. Mark Chen, Mr. John F. Connelly, Mr. Mi Zeng Xin, Mr. Ding Yu Cheng, Mr. Ju Wei Min and Mr. Ko Fai Wong, are not considered to be independent for the purpose of giving any advice or recommendation to the AsiaSat Shareholders and Optionholders in relation to the Offers. Mr. Ronald J. Herman, Jr., Ms. Nancy Ku, Mr. Mark Chen and Mr. John F. Connelly are not considered independent because they have been nominated to the Board by the GE Entities, deemed to be acting in concert with the Offeror. Mr. Mi Zeng Xin, Mr. Ding Yu Cheng, Mr. Ju Wei Min and Mr. Ko Fai Wong are not considered independent because they have been nominated to the Board by CITIC Group, a party deemed to be acting in concert with the Offeror. Mr. Mi Zeng Xin, Mr. Ju Wei Min, Mr. Ko Fai Wong, Mr. Ronald J. Herman, Jr., Ms. Nancy Ku and Mr. Mark Chen are also directors of the Offeror.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee set out in Part III of this Offer Document and the letter from the Independent Financial Adviser to the Independent Board Committee set out in Part IV of this Offer Document, which set out their respective advice and recommendation in respect of the Offers and the principal factors considered by them in arriving at their respective advice and recommendation. You are also advised to read this Offer Document and the form of acceptance and transfer for use in connection with the US Share Offer. ADS Holders are also advised to read the Letter of Transmittal.

FURTHER INFORMATION

In considering what action to take in connection with the Offers, the AsiaSat Shareholders, ADS Holders and/or the Optionholders should consider their own tax position and, if they are in doubt, they should consult their own professional advisers.

You are recommended to read the letter from Morgan Stanley set out in Part I of this Offer Document and the additional information set out in the Appendices, which form part of this Offer Document.

Yours faithfully

for and on behalf of the Board

Mr. Peter E. Jackson
Chief Executive Officer

PART III – LETTER FROM THE INDEPENDENT BOARD COMMITTEE OF ASIASAT

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1135)

Members of the Independent Board Committee:	Registered office:
Professor Edward Kwan Yiu CHEN Mr. Robert T. T. SZE Mr. James WATKINS	Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda

25 May 2007

To the AsiaSat Shareholders, ADS Holders and the Optionholders

Dear Sir or Madam,

UNCONDITIONAL MANDATORY GENERAL OFFERS

BY

MORGAN STANLEY ASIA LIMITED

ON BEHALF OF

ASIACO ACQUISITION LTD.

TO ACQUIRE ALL THE ISSUED SHARES OF

AND FOR CANCELLATION OF ALL OUTSTANDING OPTIONS OF

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(OTHER THAN THOSE SHARES HELD BY ASIACO ACQUISITION LTD.

(IF ANY) AND PARTIES ACTING IN CONCERT WITH IT)

We refer to the offer documents dated 25 May 2007 (the “Offer Documents”) jointly issued by the Offeror and the Company of which this letter forms part. Terms defined in the Offer Documents shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the Offers and to advise you as to whether, in our opinion, the terms of the Offers are fair and reasonable so far as your interests are concerned.

CLSA has been appointed to advise us in respect of the Offers. Details of its advice and the principal factors taken into consideration in arriving at its recommendation are set out in the letter from CLSA set out in Part IV of the Offer Documents. We also wish to draw your attention to the letter from Morgan Stanley, the letter from the Board and the additional information set out in Part II, Part III and Appendices to the Offer Documents, respectively.

Having considered the principal factors and reasons considered by, and the advice of, CLSA as set out in its letter of advice, we consider that the terms of the Offers are fair and reasonable so far as the AsiaSat Independent Shareholders, the ADS Holders and the Optionholders are concerned. In addition, the Offers are unconditional and offer the AsiaSat Independent Shareholders, the ADS Holders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and Option Offer price, respectively. Accordingly, we recommend the AsiaSat Shareholders, the ADS Holders and the Optionholders to accept the Offers.

However, we are of the view that AsiaSat Shareholders and ADS Holders who have a favourable view of the prospects of the Company and expect that the price of the AsiaSat Shares will in future reflect a fundamental valuation of AsiaSat that exceeds the Share Offer Price should consider not accepting the Share Offers.

PART III – LETTER FROM THE INDEPENDENT BOARD COMMITTEE OF ASIASAT

Those AsiaSat Independent Shareholders who, having regard to their own circumstances, wish to realise part of their investments in the AsiaSat Shares, are reminded that they should closely monitor the market price and the liquidity of the AsiaSat Shares during the offer period and consider selling their holdings in the open market during the offer period, rather than accepting the Offers, if the realisable amount from the sale of such AsiaSat Shares in the open market would exceed that receivable under the Share Offers.

Notwithstanding the foregoing, AsiaSat Shareholders, ADS Holders and Optionholders are strongly advised that their decision to realise or to hold their investment in the Company depends on individual circumstances and investment objectives.

Yours faithfully

for and on behalf of the Independent Board Committee

Professor Chen Kwan Yiu Edward
Chairman

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

The following is the text of a letter of advice from CLSA, the Independent Financial Adviser appointed to advise the Independent Board Committee, which has been prepared for the purpose of incorporation into this Offer Document, setting out its advice to the Independent Board Committee in connection with the Share Offer and the Option Offer.

To the Independent Board Committee of Asia Satellite Telecommunications Holdings Limited

25 May 2007

Dear Sirs,

UNCONDITIONAL MANDATORY GENERAL OFFERS

BY

MORGAN STANLEY ASIA LIMITED

ON BEHALF OF

ASIACO ACQUISITION LTD.

TO ACQUIRE ALL THE ISSUED SHARES OF

AND FOR CANCELLATION OF ALL OUTSTANDING OPTIONS OF

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(OTHER THAN THOSE SHARES HELD BY ASIACO ACQUISITION LTD. (IF ANY) AND PARTIES

ACTING IN CONCERT WITH IT)

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and AsiaSat Independent Shareholders as to whether or not the terms and conditions of the Offers by the Offeror to make an unconditional mandatory general offer for all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for cancellation all outstanding Options, and more particularly, the Share Offer Price of HK$16.00 per AsiaSat Share (the “Share Offer Price”), HK$160.00 per ADS, HK$0.01 per outstanding B Option and HK$1.65 per outstanding C Option (the “Option Offer Price”), as defined and detailed herein below, are fair and reasonable so far as the AsiaSat Independent Shareholders and Optionholders, respectively, are concerned.

This letter has been prepared for inclusion in the Offer Documents. Capitalised terms used in this letter shall have the same meanings as defined in the Offer Documents unless the context otherwise requires.

INDEPENDENT BOARD COMMITTEE

Pursuant to resolutions of the Board dated 5 February 2007, the following independent non-executive directors of AsiaSat, being Prof. Edward Chen, Mr. Robert Sze and Mr. James Watkins, were appointed as members of the Independent Board Committee for the purposes of advising the AsiaSat Independent Shareholders and Optionholders in respect of the Offers.

As all of the Non-executive Directors of the Company (other than the members of the Independent Board Committee) were nominated by either CITIC Group or GE Equity, the Independent Board Committee therefore does not include the Non-executive Directors.

BASIS OF OUR OPINION

In connection with the preparation and delivery of our opinion to the Independent Board Committee and the Board, we performed a variety of financial and comparative analyses, as described below. The preparation of a fairness and reasonableness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis, and the application of those methods to the particular

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

circumstances. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying our opinion.

In formulating our opinion with regard to the Offers, we have relied on the information, opinions and facts supplied, and representations made, to us by the Directors and representatives of AsiaSat (including those contained or referred to in the Offer Documents and the announcement issued by the Offeror and AsiaSat dated 24 April 2007 (the “MGO Announcement”)). We have assumed that all such information, opinions, facts and representations which have been provided to us by the Directors, and representatives of AsiaSat, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Offer Documents and MGO Announcement untrue or misleading. We have also assumed that statements and representations made or referred to in the Offer Documents and the MGO Announcement were accurate at the time they were made and continue to be accurate at the date of despatch of the Offer Documents.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Offers to justify our recommendation, relying on the accuracy of the information provided in the Offer Documents and the MGO Announcement as well as to provide a reasonable basis for our advice. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the terms and conditions of the Offers. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by the Offeror in relation to the Offers will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by AsiaSat, its Directors and its representatives. In line with normal practice, we have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by AsiaSat, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of AsiaSat. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is also subject to the following qualifications:

(i)	It is not possible to confirm whether or not the Share Offers and Option Offer are in the interests of each individual AsiaSat Independent Shareholder or Optionholder, respectively, and each AsiaSat Independent Shareholder and Optionholder should consider his/her/its acceptance on the merits or otherwise of the Share Offers and the Option Offer respectively, in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspective offered in this letter) as well as his/her/its own investment objectives;

(ii)	We express no opinion as to whether the Offers will be accepted;

(iii)	Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of AsiaSat at any particular time; and

(iv)	Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities in AsiaSat.

This letter is for the information of the Independent Board Committee solely in connection with their consideration of the Offers and, except for its inclusion in the Offer Documents and for references thereto in the letter from the Independent Board Committee set out in the Offer Documents, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose without our prior written consent. Our opinion is directed to the Independent Board Committee, addresses only the fairness and reasonableness of the

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

consideration to be received by AsiaSat Independent Shareholders and Optionholders in the Offers and does not address the relative merits of the Offers or any other transaction that may have been available as an alternative to the Offers, whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, our opinion addresses only issues related to the fairness and reasonableness to AsiaSat Independent Shareholders and Optionholders of the Offers.

CLSA is a licensed securities adviser and corporate finance adviser under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of AsiaSat, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) or those of the Offeror, Able Star, CITIC Group, GE Equity and GECC for the accounts of customers. CLSA will receive a fee from AsiaSat for rendering this opinion. AsiaSat has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

In connection with the preparation of our opinion, we made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we:

•

reviewed AsiaSat’s audited financial statements for the fiscal years ended 2000 through 2006, the annual reports on Form 20-F for the fiscal years ended 2000 through 2005, and AsiaSat’s unaudited financial statements for the 4 months ended 30 April 2007, which AsiaSat’s management has identified as being the most current financial statements available;

•	met with certain members of AsiaSat’s management and auditors to discuss the operations, financial condition, future prospects and projected operations and performance of AsiaSat;

•	reviewed the historical market prices and trading volume for the AsiaSat Shares and the ADSs;

•	reviewed certain other publicly available financial data for certain companies that we deemed comparable to AsiaSat;

•	reviewed various documents relating to AsiaSat;

•	reviewed AsiaSat’s current financial projections and its past financial projections against actual performance; and

•	conducted such other studies, analyses and inquiries as we deemed appropriate.

In assessing the fairness and reasonableness of the consideration to AsiaSat Independent Shareholders and Optionholders under the Offers, we independently valued AsiaSat using widely accepted valuation methodologies.

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

MATERIAL TERMS OF THE OFFERS

1.	The Share Offer Price and Option Offer Price

As stated in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offers are made on the following basis:

The Share Offers

HK$16.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date)	for each AsiaSat Share under the Share Offer

HK$160.00 in cash (less any dividends declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date)	for every ADS under the US Share Offer

ADS Holders and US Shareholders will receive consideration converted into US dollars by the Tender Agent, net of fees and expenses in connection with currency conversions and withholding taxes, if applicable, at the Exchange Rate for delivery in respect of the relevant ADSs or AsiaSat Shares. The Offeror will only the bear the costs of the cancellation fee of US$0.05 per ADS.

The Option Offer

HK$0.01 in cash	for each outstanding B Option under the Option Offer

HK$1.65 in cash	for each outstanding C Option under the Option Offer

2.	The Share Offers

As stated in “Part I – Letter from Morgan Stanley” of the Offer Documents, following the completion of the Exchange Transaction and discontinuance of the Proposals, the Offeror and the parties acting in concert with it own interests in an aggregate 268,905,000 AsiaSat Shares, representing approximately 68.75 per cent of the voting rights in AsiaSat. As mentioned above and in the Privatisation Announcement the Executive is of the opinion that, following completion of the Transfer, the Offeror and parties acting in concert with it are obliged under Rule 26 of the Takeovers Code to make unconditional mandatory general offers to acquire all the issued and to be issued AsiaSat Shares (other than those held by the Offeror and parties acting in concert with it) and for the cancellation of all Options.

Further terms of the Share Offers, including the procedures for acceptances and settlements of the Offers, are set out in “Part I – Letter from Morgan Stanley” of the Offer Documents.

3.	The Option Offer

In accordance with the Rules of the Share Option Scheme, Optionholders are entitled to exercise their Options, which confer rights to subscribe for AsiaSat Shares at a price of HK$17.48 per AsiaSat Share in respect of B Options and HK$14.35 per AsiaSat Share in respect of C Options, in full or in part within 21 days of dispatch of the Offer Documents (or such later date as the Directors may determine). AsiaSat Shares issued upon exercise of the Options in accordance with the Rules of the Share Option Scheme will form part of the Offer Shares. If the Option Offer is not accepted within the relevant time period and in relation to which the Options are not exercised in accordance with the Rules of the Share Option Scheme, such Options will lapse.

If Optionholders do not exercise their Options, the Option Offer offers Optionholders the opportunity, in respect of each outstanding Option, to receive a payment of HK$0.01 for each B Option and HK$1.65 for each C Option, in cash.

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

As stated in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Option Offer Price represents a nominal price of HK$0.01 per outstanding B Option, as the exercise price for the B Options of HK$17.48 is above the Share Offer Price of HK$16.00; and a see-through price of HK$1.65 per outstanding C Option, which represents the Share Offer Price less the relevant exercise price for the C Options.

Please refer to “Part I – Letter from Morgan Stanley” of the Offer Documents for further details of the Option Offer.

4.	Total Consideration

On the basis of the Share Offer Price of HK$16.00 per AsiaSat Share and 391,135,500 AsiaSat Shares in issue as at the Latest Practicable Date, the entire issued share capital of AsiaSat is valued at approximately HK$6,258 million.

As at the Latest Practicable Date, AsiaSat had 3,823,500 outstanding Options. Save for the Options, there are no outstanding options, warrants, derivatives or other securities issued by AsiaSat that carried a right to subscribe for or which are convertible into AsiaSat Shares. Assuming none of the Options are exercised prior to the closing of the Offers in accordance with the Rules of the Share Option Scheme, and on the basis of the Option Offer Price of HK$0.01 per Outstanding B Option and HK$1.65 per Outstanding C Option, the outstanding 3,823,500 Options are valued at approximately HK$3.70 million. Assuming all Options are exercised in full by the Optionholders in accordance with the Rules of the Share Option Scheme prior to the closing of the Offers, no consideration will be payable under the Option Offer, and the number of AsiaSat Shares in issue will increase accordingly.

Based on the Share Offer Price of HK$16.00 per AsiaSat Share and 122,230,500 AsiaSat Shares not owned by the Offeror and parties in concert with it as at the Latest Practicable Date, and based on a total of 3,623,500 Options held by the Optionholders other than Mr. Mi, Mr. Ju and Mr. Ding and the Option Offer Price, the consideration payable by the Offeror pursuant to the Share Offers and the Option Offer, if both are accepted in full, is approximately HK$1,956 million and HK$3.40 million respectively. We note that the Offers will be financed from the existing resources of CITIC Group and GECC. There is no interest on, repayment of or security for any liability (contingent or otherwise) in respect of the financing of the Offers which is dependent to any significant extent on the business of AsiaSat. The principal lenders to the Offeror are CITIC Group and GE Equity pursuant to a loan agreement dated 9 February 2007. For the sole purpose of implementation of the Offers and in support of the obligations of the lenders pursuant to the loan agreement, GECC has issued an irrevocable and unconditional letter of credit to GE Equity and CITIC Ka Wah Bank has issued an irrevocable and unconditional letter of credit to CITIC Group. The Offeror’s financial adviser, Morgan Stanley, is satisfied that sufficient financial resources are and will be available to the Offeror for the implementation of the Offers.

5.	Terms of the Offers

Under the terms of the Share Offers, the Shares will be acquired by the Offeror fully paid and free from all liens, charges, pledges, encumbrances and any other third-party rights or interests of any nature whatsoever and together with all rights, benefits, and entitlements attaching and accruing thereto, including the right to receive all dividends, rights and distributions declared, paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or ADS Holders who were on the records maintained by or on behalf the ADS Depositary at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price and AsiaSat Shareholders who accept the Share Offer will receive a net sum of HK$15.73 per duly accepted AsiaSat Share within 10 days of receipt by the Registrar of a duly completed acceptance. AsiaSat Shareholders and ADS Holders tendering into the US Share Offer will be paid within 10 days of the Closing Date.

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

PRINCIPAL FACTORS CONSIDERED

In considering whether or not the terms and conditions of the Offers are fair and reasonable and in the interests of the AsiaSat Independent Shareholders and Optionholders as a whole, we have taken into consideration, amongst others, the following factors:

1.	Reasons and background for the Offers

As described in “Part I – Letter from Morgan Stanley” of the Offer Documents, on 13 February 2007, the Offeror requested the Board to put forward the Share Proposal to the Scheme Shareholders for cancellation of the Scheme Shares and the issue of the new AsiaSat Shares to effect the Privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act and informed the Board that it would, in conjunction with the Share Proposal, make the Option Proposal (detailed in the letter from Morgan Stanley on behalf of the Offeror sent to Optionholders dated 19 March 2007) to Optionholders for the cancellation of Outstanding Options in exchange for cash. It was also announced that GECC and SES had agreed to pursue the Exchange Transaction.

The Executive has taken the view that the Transfer (which forms part of the Exchange Transaction), on completion, resulted in the formation of a new concert group that has statutory control of Bowenvale, thereby triggering a mandatory general offer obligation under Rule 26 of the Takeovers Code in respect of AsiaSat. Accordingly, the Offers were announced simultaneously with the announcement of the Proposals. As stated in the Privatisation Announcement, the Offeror must despatch the Offer Documents following completion of the Transfer.

On 19 March 2007 AsiaSat despatched the Scheme Document, on 29 March 2007 the Transfer completed, on 23 April 2007 the Offeror invoked the Authorisation Condition and the Further Authorisation Condition following indications from the US Department of State that it would not approve the Proposals, and on 24 April 2007 resolutions were put to the Meetings, and passed, to adjourn the Meetings indefinitely.

Following the indefinite adjournment of the Court Meeting and the Special General Meeting on 24 April 2007, and the discontinuance of the proceedings to effect the Scheme with the Supreme Court on 25 April 2007, the Offeror is obliged to despatch the documentation in relation to the Offers (including the Offer Documents).

2.	Intentions of the Offeror regarding AsiaSat, Listing of AsiaSat, Public Float and No Compulsory Acquisition

As described in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offeror Directors do not intend to make any material change to the existing businesses of the AsiaSat Group in the near term, to introduce any major changes to the existing operating and management structures of the AsiaSat Group, or to discontinue the employment of any employees of the AsiaSat Group, as a result of the implementation of the Offers. The Offeror Directors also expect that there will be no material change to the existing business (such as business focus and operating model) of the AsiaSat Group as a result of the implementation of the Offers. AsiaSat continues to explore potential business opportunities and acquisitions in respect of the satellite industry. Accordingly, the Offeror Directors consider that the successful implementation of the Offers should not impact upon AsiaSat’s current activities and plans to pursue and participate in these potential business opportunities and acquisitions.

As also described in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offers will not result in termination of AsiaSat’s listing on the Stock Exchange. The Offeror reserves its rights to consider plans to increase the Company’s annual or interim dividend, cause the Company to distribute any extraordinary dividend, or recapitalise the Company’s balance sheet by increasing the Company’s financial leverage to retain its flexibility to deliver value to AsiaSat Shareholders.

As further described in “Part I – Letter from Morgan Stanley” of the Offer Documents, in light of the US Regulatory Matter, it is the intention of the Offeror Directors to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act.

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

The Stock Exchange has stated that if, at the close of the Share Offers, less than 25 per cent of the issued AsiaSat Shares are held by the public, or if the Stock Exchange believes that (i) a false market exists or may exist in the trading of the AsiaSat Shares; or (ii) there are insufficient issued AsiaSat Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend dealings in the AsiaSat Shares until a level of sufficient public float is attained. In this connection, it should be noted that upon the close of the Share Offers, there may be insufficient public float for the AsiaSat Shares and therefore trading in the AsiaSat Shares may be suspended until a sufficient level of public float is attained.

The board of the Offeror will undertake to the Stock Exchange to use its best endeavours to take appropriate steps to ensure that, as soon as possible following the close of the Share Offers, sufficient public float exists in the AsiaSat Shares.

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

3.	Precedent Mandatory General Offer Discounts/Premiums

We have identified from publicly available sources1 all mandatory general offers on the main board of the Stock Exchange announced within 12 months prior to the Privatisation Announcement Date (the “Precedent MGOs”). We consider that a 12-month period is reasonable timeframe to provide sufficient and meaningful sample size for the purpose of comparison with Precedent MGOs. For each of the Precedent MGOs, we have reviewed the discounts/premiums represented by the offer price over (i) the net asset value (“NAV”) per share; and (ii) the average daily closing price for various periods prior to the announcements of the Precedent MGOs. The following is a summary of the Precedent MGOs:

		Offer Price Discount/Premium to
Company	Date of Announcement	Last Full Trading Day Price	Last 5 Trading Days Price	Last 10 Trading Days Price	Last 30 Trading Days Price	NAV Premium
		(%)	(%)	(%)	(%)	(%)
Chun Wo Holdings Limited	22 February 2006	4.2%	8.2%	-28.4%	8.2%	-28.4%
Magnum International Holdings Limited	30 March 2006	-60.6%	-60.1%	-136.5%	-57.7%	N/M
Nority International Group Limited	30 March 2006	14.6%	14.6%	19.0%	54.1%	-37.4%
Cross Harbour (Holdings) Limited	10 April 2006	-39.5%	-40.1%	-40.0%	-37.9%	-42.0%
First Pacific Company Limited	28 April 2006	-32.3%	-31.2%	-47.7%	-26.9%	-47.7%
CSMC Technologies Corporation	12 May 2006	5.0%	5.0%	5.0%	6.4%	-8.1%
Shun Cheong Holdings Limited	16 May 2006	-18.9%	-18.9%	-19.2%	-14.4%	-34/9%
China Paradise Electronics Retail Limited	25 July 2006	9.0%	6.7%	76.9%	11.6%	76.9%
Golden Resorts Group Limited	25 July 2006	-3.0%	-3.0%	-4.4%	-8.1%	-2.5%
Golden Resorts Group Limited	9 August 2006	-17.5%	-18.2%	-17.5%	-15.1%	0.3%
Senyuan International Holdings Limited	22 August 2006	4.2%	4.3%	5.2%	10.4%	132.8%
CASH Retail Management Group Limited	28 August 2006	-11.1%	-11.1%	-11.1%	-14.4%	44.0%
Hanny Holdings Limited	1 September 2006	9.5%	9.5%	8.6%	17.2%	-51.8%
China Motion Telecom International Limited	8 September 2006	-50.0%	-50.0%	-52.4%	-65.4%	-45.1%
Cosmopolitan International Holdings Limited	4 October 2006	-57.3%	-54.9%	-52.2%	-52.6%	-64.0%
Quality HealthCare Asia Limited	5 October 2006	-16.7%	-15.3%	-14.6%	-15.9%	322.6%
AV Concept Holdings Limited	9 October 2006	8.2%	10.6%	10.6%	9.6%	-48.5%
Asia Commercial Holdings Limited	27 October 2006	-25.3%	-11.7%	-8.6%	-10.0%	33.3%
Apex Capital Limited	31 October 2006	-6.1%	-6.1%	4.4%	9.3%	73.8%
New World Mobile Holdings Limited	22 November 2006	-60.1%	-60.3%	-36.3%	-60.4%	-36.3%
Nority International Group Limited	24 November 2006	-12.3%	-12.3%	-12.3%	-12.3%	20.5%
Linmark Group Limited	12 December 2006	12.9%	11.0%	10.6%	8.7%	19.3%
Foundation Group Limited	27 December 2006	-19.0%	-19.0%	-19.0%	-11.1%	24.7%
Climax International Company Limited	9 January 2007	-23.1%	-23.1%	-23.1%	-33.5%	-72.2%
Mexan Limited	16 February 2007	-4.0%	-4.0%	-4.0%	-4.0%	-49.3%
	High	14.6%	14.6%	76.9%	54.1%	322.6%
	Low	-60.6%	-60.3%	-136.5%	-65.4%	-72.2%
	Average	-15.6%	-14.8%	-15.5%	-12.2%	7.5%
	Median	-12.3%	-11.7%	-12.3%	-11.1%	-18.3%

AsiaSat	13 February 2007	14.3%	14.4%	14.4%	15.6%	44.5%

[1]	Source: Stock Exchange website

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

Notes:

1.	Source: Bloomberg and respective company circulars and announcements.

2.	Last full trading day means the respective last full trading day prior to the issue of a mandatory general offer announcement by the respective companies (the “Last Full Trading Day”). For AsiaSat, the Pre-Suspension Date.

3.	NAV per share is calculated based on latest published financial information of the respective companies available prior to the respective mandatory general offer announcements and adjusted for any dividends paid between the date of the financial information and the date of the respective mandatory general offer announcement. The NAV per AsiaSat Share is based on its audited consolidated balance sheet as at 31 December 2006 and adjusted for a final dividend of HK$0.27 per AsiaSat Share.

As shown in the table above, the premium of 44.5 per cent represented by the Share Offer Price over the NAV per AsiaSat Share is significantly higher than the average premiums over NAV per share of the Precedent MGOs (“NAV Premiums”) of 7.5 per cent and the median NAV Premium of the Precedent MGOs of -18.3 per cent.

In reviewing the premium/discount represented by the Share Offer Price over the average daily closing price of AsiaSat Shares for various historical periods prior to the announcement of the Share Offers versus those of the Precedent MGOs, in the current circumstances it is pertinent to note that the Share Offer Price was announced both (i) in the Privatisation Announcement dated 13 February 2007, at the same time as the relevant offer prices of the Scheme were announced; and (ii) in the MGO Announcement. Consequently there are two potential dates up to which average closing prices of AsiaSat Shares for various historical periods may be calculated, being (i) the Privatisation Announcement Date of 13 February 2007; and (ii) the MGO Announcement date of 24 April 2007.

In our opinion, for the following reasons the correct review period is the period prior to the Privatisation Announcement Date:

a)	the Share Offer Price was announced and disclosed to the market at the time of the Privatisation Announcement;

b)	following the Privatisation Announcement Date and until the MGO Announcement on 24 April 2007, the price of the AsiaSat Shares traded up to around the Privatisation offer price of HK$18.30;

c)	since the MGO Announcement, the price of AsiaSat Shares has dropped to above or around the Share Offer Price;

d)	to take the relevant review periods as being from the date of the MGO Announcement would result in the inclusion of a period of trading in AsiaSat Shares which could be argued has been influenced or distorted by the Privatisation offer price; and

e)	the fact that the joint announcement dated 6 March 2007 relating to the delay in despatch of the Scheme Document also notified a delay in the despatch of the documentation relating to the Possible MGO Offers implies that, for the purposes of the Code, the announcement date of the Share Offer is the date of the Privatisation Announcement Date of 13 February 2007.

Consequently, taking the review periods as being the various trading periods prior to the Privatisation Announcement Date, the Share Offer Price represents a premium to the average daily closing prices of AsiaSat Shares for the various historical review periods, while the average and median premium/discount of the Precedent MGOs represent discounts to the respective historical traded prices of such companies.

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

4.	Precedent Transactions in the Satellite Industry

We have identified from publicly available sources2 all completed transactions since 2004 which involved the acquisition of more than a 30 per cent interest in companies that mainly provide satellite services, with a transaction value of over US$100 million (approximately HK$780 million) (the “Precedent Transactions”), and have reviewed the key multiples of the Precedent Transactions. The following is a summary of the Precedent Transactions:

Target name	Acquirer name	Date of announcement	% Interest acquired	Market capitalisation of target as at date of announcement (US$millions)	Transaction value (US$millions)	EV/EBITDA (times) [3]	P/E (times) [3]
New Skies Satellites Holdings Ltd.	SES Global S.A.	14 December 2005	100.0%	675.43	1,132.03	7.22	N/M
PanAmSat Holding Corporation	Intelsat, Ltd	29 August 2005	100.0%	2,917.83	6,271.11	21.90	N/M
Intelsat, Ltd.	Zeus Holdings Limited	16 August 2004	100.0%	N/A	5,000.00	6.78	16.60
New Skies Satellites N.V.	Blackstone Group	06 June 2004	Note 2	778.97	955.95	7.76	80.37
PanAmSat Corp	Kohlberg Kravis Roberts & Co.	20 April 2004	80.4%	N/A	4,608.67	7.98	35.46

					Average	10.33	44.15

AsiaSat	Offeror	13 February 2007	31.25%	705.48	248.94	5.27	13.77

N/M:	Not meaningful as the relevant company reported a net loss for the last full financial year prior to the release of the announcements.
N/A:	Information not available.

Notes:

1.	Source: Bloomberg and respective company circulars and press releases.

2.	The acquisition was structured as a sale of the target’s assets and liabilities.

3.	Calculated based on the respective offer price per share (for AsiaSat, the Share Offer Price) and the latest audited financial statements of the respective companies published prior to the date of the announcement (for AsiaSat, the audited consolidated financial statements for the year ended 31 December 2006).

As shown in the table above, the enterprise value over earnings before interest, tax, depreciation and amortisation (“EV/EBITDA”) represented by the Share Offer Price of 5.27 times is lower than those of the Precedent Transactions; while the price earnings multiple (“P/E”) represented by the Share Offer Price of 13.77 times is lower than those of the Precedent Transactions. However, as all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, in which we have not been able to identify recent precedent transactions, we consider the Precedent Transactions to be of limited relevance to the Share Offer for comparison purposes.

[2]	Source: Thomson Financial

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

5.	Comparable Companies

We have identified from publicly available sources3 all listed companies mainly engaged in the provision of satellite services with a market capitalisation of more than US$100 million in Europe, the United States and Asia-Pacific (the “Comparable Companies”) and have reviewed the key multiples of the Comparable Companies. The following is a summary of the Comparable Companies:

	Market Capitalisation [2] (US$ million)		P/E 3
European Companies
SES	9,013.9		15.4
Inmarsat Plc	3,760.8		29.5
Eutelsat Communications	5,246.0		96.9

	Average		47.2

US Companies
Globalstar Inc	804.9		34.1
RRSat Global Communication Network Ltd.	291.3		N/A	[4]
GeoEye Inc	348.0		14.9

	Average		24.5

Asia-Pacific Companies
Shin Satellite PCL.	288.5		N/M	[5]
Measat Global Bhd	279.8		15.7
JSAT Corp	804.9	(6)	N/M	[5]

	Average		15.7

AsiaSat	818.1		14.1

Notes:

1.	Source: Bloomberg.

2.	Calculated based on the closing share price on the Latest Practicable Date.

3.	Calculated based on the closing share price on the Latest Practicable Date and the latest published annual financial results of the respective companies. For AsiaSat, calculated based on the Share Offer Price and the audited financial statements for the year ended 31 December 2006.

4.	The company was listed in 2006 and the financial results for 2006 was not published as at the Latest Practicable Date.

5.	Not meaningful as the company reported a net loss in its latest published annual financial results.

6.	Based on the closing price of the company as at 26 March 2007, being the last full trading day prior to the suspension in trading.

As shown in the table above, the P/Es represented by the Share Offer Price are lower than those of the Comparable Companies. As the European and US Comparable Companies enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, while Measat Global Bhd enjoys revenue contribution from related parties, and Shin Satellite PCL and JSAT Corp. reported net loss in their latest published annual financial results, we consider the Comparable Companies to be of limited relevance to the Share Offers for comparison purposes.

[3]	Source: Bloomberg

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

6.	Historical Trading Liquidity and Trading Price of AsiaSat Shares

The following chart sets out the historical daily closing prices and trading volumes of AsiaSat Shares traded on the Stock Exchange from 1 January 2005 to the Latest Practicable Date:

The average, highest and lowest daily closing prices and the average daily trading volume of AsiaSat Shares from 1 January 2005 to the Latest Practicable Date were as follows:

	Average Daily Closing Price (HK$)	Highest Closing Price (HK$)	Lowest Closing Price (HK$)	Average Daily Trading Volume (Shares)
2005
1st quarter	14.66	15.00	14.20	129,781
2nd quarter	14.12	15.10	13.50	201,008
3rd quarter	14.61	15.95	13.60	216,839
4th quarter	13.51	14.90	12.95	162,160

2006
1st quarter	13.39	14.85	12.20	210,969
2nd quarter	13.27	14.00	13.00	288,513
3rd quarter	13.04	13.30	12.28	146,134
4th quarter	13.88	15.00	12.90	116,297

2007
1 January - Pre-Suspension Date	13.84	14.00	13.54	193,250
Privatisation Announcement Date - 20 April (last full trading date prior to the MGO Announcement)	17.69	18.04	14.10	208,295
Date of MGO Announcement - Latest Practicable Date	16.68	17.54	16.40	215,522

Source: Bloomberg

The Share Offer Price represents:

•	a discount of approximately 2.4 per cent to the closing price of AsiaSat Shares of HK$16.40 as quoted on the Stock Exchange on the Latest Practicable Date;

•	a premium of 14.3 per cent over the closing price of AsiaSat Shares of HK$14.00 as quoted on the Stock Exchange on the Pre-Suspension Date;

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

•	a premium of approximately 13.5 per cent over the closing price of AsiaSat Shares of HK$14.10 as quoted on the Stock Exchange on the Suspension Date;

•	a premium of approximately 15.6 per cent over the 30-day Average Pre-Announcement Price of HK$13.84;

•	a premium of approximately 15.9 per cent over the average daily closing price of HK$13.81 of AsiaSat Shares between 1 January 2005 to the Pre-Suspension Date; and

•	a premium of approximately 0.3 per cent over the highest closing price of AsiaSat Shares of HK$15.95 between 1 January 2005 to the Pre-Suspension Date.

During the period from 1 January 2005 to the Pre-Suspension Date, AsiaSat Shares traded below the Share Offer Price within the range of HK$12.20 to HK$15.95 and an average of HK$13.84. After the Privatisation Announcement Date, AsiaSat Share prices increased to a range of HK$14.10 to HK$18.04 and an average of HK$17.69, with the highest price being achieved in February 2007, and the closing price as at 20 April 2007, the last full trading day prior to the date of the MGO Announcement, was HK$17.54. However, the price of AsiaSat Shares between the Privatisation Announcement Date and the date of the MGO Announcement was arguably influenced or distorted by the Privatisation offer price of HK$18.30. Following the date of the MGO Announcement, the price of AsiaSat Shares dropped and as at the Latest Practicable Date, the closing price of AsiaSat Shares was HK$16.40. On the other hand, the average daily trading volume of AsiaSat Shares during the period 1 January 2005 to the Pre-Suspension Date was about 186,000 AsiaSat Shares, and increased to about 210,000 AsiaSat Shares between the Privatisation Announcement Date to the Latest Practicable Date.

AsiaSat Shareholders should note that there is no assurance that the trading price of AsiaSat Shares will remain at current levels following completion of the Offers. AsiaSat Shareholders should also note that the past trading performance of AsiaSat Shares should not in any way be relied upon as an indication of its future trading performance. Given the fact that AsiaSat Shares have historically been traded at prices which are below the Share Offer Price (1 January 2005 up to the Pre-Suspension Date), following the completion of the Offers, the trading price of AsiaSat Shares may revert to their historical trading range before the Privatisation Announcement Date, which may be below the Share Offer Price.

As such, the Offers offer the AsiaSat Shareholders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and the Option Offer Price, respectively.

7.	Discounted Cash Flow (“DCF”) Analysis

The financial information in this section is being disclosed pursuant to the disclosure provisions of the Exchange Act and constitutes profit forecasts under Rule 10 of the Takeovers Code. However, such financial information and profit forecasts do not meet the standards required by Rule 10 of the Takeovers Code, and have not been reported on by any financial adviser, reporting accountant or auditor of AsiaSat. Nevertheless, in view of the disclosure requirements of the Exchange Act, the Executive is prepared to permit the publication of such financial information in the Offer Documents.

As disclosed in the section headed “Past Contacts, Transactions, Negotiations and Agreements – The Privatisation of AsiaSat by way of the Scheme” in “Part V – US Special Factors” in the Offer Documents, we were requested by the Independent Board Committee members to perform an analysis on the net present value of free cash flows estimated to be generated by AsiaSat using the DCF methodology that would provide data points bearing on the intrinsic value of the Share Offer Price. When making the DCF calculation, we used estimated free cash flows through year 2014 based on projections through year 2011 provided by AsiaSat’s management (prepared in November 2006) as set out in “Part V – US Special Factors” of the Offer Documents. We made certain adjustments to the management’s projections to reflect AsiaSat’s audited results for the year ended 31 December 2006. We also adjusted certain revenue and expense items, and capital expenditure, following discussions with AsiaSat’s management regarding, among other factors, AsiaSat’s operating environment and business expansion plans. We have not independently verified the information conveyed by AsiaSat’s management. We applied a constant growth rate of 3.0% to generate AsiaSat’s free cash flow between 2012 to 2014, and calculated AsiaSat’s terminal value by dividing the 2014 free cash flow by a range of discount rates of between 9.0% and 10.0% less a range of terminal perpetual growth rates of between 1.5% to 2.5%. The growth

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

rates and discount rates used were based on our discussions with AsiaSat’s management, our review of AsiaSat’s historical financial performance, and our consideration of AsiaSat’s operating environment and general economic prospects. We then used the same range of discount rates to discount to present values the free cash flows for years between 2007 and 2014 and the terminal value as of 2014 and adjusted for AsiaSat’s net debt balance to derive an indicative valuation range of HK$16.01 to HK$19.20 per AsiaSat Share. The Share Offer Price is therefore slightly below the low end of our DCF analysis result range.

The DCF analysis should not be regarded as an indication of what price AsiaSat Shares should or could be achieved or indications of profit forecast.

8.	Other Considerations

As described in “Part I – Letter from Morgan Stanley” of the Offer Documents, the Offeror Directors do not intend to make any change to the existing businesses of the AsiaSat Group.

As stated in “Part V – US Special Factors” in the Offer Documents, in light of the US Regulatory Matter and the position of the US Department of State, it is the intention of the Offeror Directors to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offer are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, if, following the Offers, less than 25 per cent. of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that AsiaSat will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders. The issue of additional AsiaSat Shares may have a potential dilutive effect upon existing AsiaSat Independent Shareholders, depending upon the manner in which such new issue is undertaken by AsiaSat, while the potential sale of AsiaSat Shares by the Offeror, or its affiliates, may create an overhang in AsiaSat Shares which could result in downward pressure in the trading price of AsiaSat Shares.

CONCLUSION AND OPINION

In reaching our opinion (on the bases set out at the beginning of this letter), we have considered the above principal factors and reasons and, in particular, have taken into account the following in arriving at our opinion:

•	the reasons and background of the Offers;

•

the historical trading performance of AsiaSat Shares and persistent low levels of liquidity in AsiaSat Shares prior to the Privatisation Announcement Date, and the fact that the Share Offer Price represents a premium of approximately 15.9 per cent over the average daily closing price of AsiaSat Shares of HK$13.81 between 1 January 2005 to the Pre-Suspension Date;

•

the average and median offer prices of the Precedent MGOs represent discounts to the historical trading price of the subject companies in the Precedent MGOs for the relevant review periods whereas the Share Offer Price represents a premium over the average daily closing price of AsiaSat Shares at various periods prior to the Privatisation Announcement Date;

•

the Share Offer Price represents an NAV premium of 44.5 per cent which is significantly higher than the average NAV Premium of the Precedent MGOs of 7.5 per cent and the median NAV Premium of the Precedent MGOs of -18.3 per cent;

•

while the EV/EBITDA and P/E represented by the Share Offer Price are lower than those of the Precedent Transactions, all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region;

•

while the P/E represented by the Share Offer Price is lower than the P/Es of the Comparable Companies, the European and US Comparable Companies enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, and the Asia-Pacific Comparable Companies either enjoy revenue contribution from related parties or reported net loss in their latest published annual financial results;

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

•	the Share Offer Price is slightly below the low end of our DCF analysis result range based on the projections provided to us by the management of AsiaSat;

•

the Option Offer Price is a “see-through” price that represents the difference in value between the Share Offer Price and the Option Exercise Price. For holders of B Options where the relevant exercise price of of HK$17.48 is above the Share Offer Price of HK$16.00, the Option Offer Price represents a nominal price of HK$0.01;

•

the Offers are unconditional and offer the AsiaSat Independent Shareholders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and the Option Offer Price, respectively;

•	the fact that even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act; and

•

if, following the Offers, less than 25 per cent. of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that AsiaSat will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders. The issue of additional AsiaSat Shares may have a potential dilutive effect upon existing AsiaSat Independent Shareholders, depending upon the manner in which such new issue is undertaken by AsiaSat, while the potential sale of AsiaSat Shares by the Offeror, or its affiliates, may create an overhang in AsiaSat Shares which could result in downward pressure in the trading price of AsiaSat Shares.

Having considered the above, we are of the opinion that the terms and conditions of the Offers, in particular the Share Offer Price and the Option Offer Price, which is a “see-through” price that represents the difference in value between the Share Offer Price and the Option Exercise Price, are fair and reasonable so far as the AsiaSat Independent Shareholders and the Optionholders, respectively, are concerned. In particular, for B Options where the relevant Option Exercise Price is higher than the Share Offer Price and therefore translates into negative value to the holders of B Options, the HK$0.01 cash payment offered to the holders of B Options is considered fair and reasonable. Accordingly, we advise the Independent Board Committee to recommend to the AsiaSat Independent Shareholders and Optionholders to accept the Offers.

AsiaSat Independent Shareholders and Optionholders who have a positive view of the prospects of AsiaSat, and expect that the price of the AsiaSat Shares will in future reflect a fundamental valuation of AsiaSat that exceeds the Share Offer Price should consider not accepting the Share Offers or the Option Offer, as the case may be.

AsiaSat Independent Shareholders should note that the aggregate amount of AsiaSat Shares they owned as at the Latest Practicable Date represents approximately 658 times the average daily trading volume for AsiaSat Shares between 1 January 2005 to the Pre-Suspension Date of about 186,000 AsiaSat Shares. AsiaSat Independent Shareholders, especially those with relatively sizeable shareholdings, may find it difficult to dispose of their AsiaSat Shares in the open market without adversely affecting the market price of the AsiaSat Shares in the short term. Accordingly, AsiaSat Independent Shareholders who, having regard to their own circumstances, intend to realise their investments in the AsiaSat Shares but believe that because of the size of their shareholding they will be unable to sell their AsiaSat Shares in the open market at a price higher than the Share Offer Price, could consider the Share Offer as an alternative exit for their investments.

For those AsiaSat Independent Shareholders who, having regard to their own circumstances, wish to realize part of their investments in the AsiaSat Shares, are reminded that they should closely monitor the market price and the liquidity of the AsiaSat Shares during the Offer Period and consider selling their holdings in the open market during the Offer Period, rather than accepting the Offers, if the realisable amount from the sale of such AsiaSat Shares in the open market would exceed that receivable under the Share Offers.

AsiaSat Independent Shareholders should read carefully the procedures for accepting the Offers as detailed in the Offer Documents and are strongly advised that acceptance or rejection of the Offers is a matter for individual shareholders based on their own views as to fair value and future market conditions, investment objectives, their assessment of the other merits and issues discussed above, and their risk profile, liquidity preference, tax position

PART IV – LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

TO THE INDEPENDENT BOARD COMMITTEE

and other factors. In particular, taxation consequences will vary widely across AsiaSat Independent Shareholders. AsiaSat Independent Shareholders will need to consider these consequences and consult their own professional advisers if appropriate.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited
Robert Reid
Managing Director

PART V – US SPECIAL FACTORS

1.	SPECIAL FACTORS

1.1	Past Contacts, Transactions, Negotiations and Agreements

1.1.1	Past Contacts, Transactions and Negotiations

Pursuant to the requirements of US securities regulations, this Offer Document must describe any negotiations, transactions or material contacts during the past two years between the Offeror, Bowenvale, Able Star, GE Equity, CITIC Group or GECC and AsiaSat or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of AsiaSat’s securities, election of AsiaSat’s directors, or sale or other transfer of a material amount of assets of AsiaSat. The following is a description of such negotiations, transactions and material contacts, parts of which were previously included in the Scheme Document.

Except as described below and as set forth in this section 1.1 of “Part V – US Special Factors”, there have not been any negotiations, transactions or material contacts during the past two years concerning any merger, consolidation, acquisition, tender offer or other acquisition of any class of AsiaSat Securities, election of AsiaSat’s directors or sale or other transfer of a material amount of AsiaSat’s assets between (i) AsiaSat or any of its affiliates within the meaning of US federal securities laws, on the one hand, and (ii) the Offeror or any of its affiliates within the meaning of US federal securities laws, on the other hand.

AsiaSat has entered into transactions from time to time with its current and former shareholders, their affiliates and other connected persons. It is AsiaSat’s policy that such transactions be effected on terms which AsiaSat believes to be comparable to those available with unaffiliated parties. For so long as AsiaSat is listed on the Stock Exchange, all transactions between AsiaSat and its directors or any of their respective associates (as defined in the Listing Rules) constitute connected transactions of AsiaSat under the Listing Rules and unless exemptions are applicable or waivers are granted, are subject to independent shareholders’ approval in a general meeting.

AsiaSat has from time to time conducted transactions, including those specifically described below, with its shareholders, their affiliates and other connected persons:

(i)	in 2005 and 2006, the Company made payments to SES and a subsidiary of CITIC Group amounting to approximately HK$0.5 million and approximately HK$0.5 million respectively in each year, for certain Non-executive Directors representing SES and CITIC Group; and

(ii)	in a 1996 agreement among the Company, CITIC Group, and other parties, CITIC Group acquired demand and piggyback registration rights, according to which CITIC Group may require the Company (a) to register, under the US Securities Act of 1933, its AsiaSat Shares for public offering, and (b) to pay all expenses in connection with such registration. In the Shareholders’ Agreement, CITIC Group acquired the right to require Bowenvale, on CITIC Group’s behalf, to cause the Company to file such registration. Also in the Shareholders’ Agreement, SES acquired the right to cause Bowenvale to cooperate with the Company to procure for SES registration rights on similar terms to those held by CITIC Group. Upon the completion of the Exchange Transaction, the Shareholders’ Agreement was terminated.

The Offer Documents relate to the Offers. As the background, however, to the Offers involves contacts, transactions and negotiations that relate to the Exchange Transaction and to the Scheme, the description below covers the Exchange Transaction and the Scheme, as well as the Offers.

The Exchange Transaction

GECC indirectly acquired a significant equity investment in SES in 2001 as partial consideration for the transfer of GECC’s satellite business to SES. Over time GECC disposed of a portion of its indirect equity investment in SES. In October 2006, GECC and SES began discussions in relation to the Exchange Transaction. On 17 October 2006, SES suggested several assets that might be included in the Exchange Transaction, one of which was its shareholding in AsiaSat (through Bowenvale).

Since 25 October 2006, representatives of GECC and SES have met from time to time to discuss the outline of the Exchange Transaction. Those discussions resulted in a 30 November 2006 non-binding outline of proposed terms that representatives of the parties agreed to use as the basis for consulting their boards of directors and negotiating a definitive agreement. The outline included the following assets owned by SES that would be exchanged for SES shares held indirectly by GECC:

•	the AMC-23 satellite and its related business;

PART V – US SPECIAL FACTORS

•	100 per cent of SATLYNX, a managed satellite services business based in Europe;

•	49.5 per cent economic interest and 50 per cent voting interest in Bowenvale (representing a 34.1 per cent economic interest in AsiaSat);

•	19.99 per cent of Star One, a satellite operator based in Brazil; and

•	5.5 per cent of Orbcomm, a satellite services business based in the United States.

While the parties considered the values of each component of the proposed exchange transaction, they negotiated the transaction as a whole and did not negotiate separate prices for individual components.

In its consideration of the Exchange Transaction, GECC was assisted by representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley & Co.”) and its affiliates based in New York and Europe. GECC also engaged Near Earth LLC (a provider of financial advisory services to companies and investors in the satellite, media and telecom industries) and Morgan Stanley & Co. to provide valuations of the businesses and assets to be acquired in the Exchange Transaction. GECC also appointed Weil Gotshal & Manges LLP (“Weil Gotshal”) as its legal adviser on US law in respect of the Exchange Transaction.

On 7 December 2006, the SES board of directors reviewed the proposed Exchange Transaction, authorised SES management to continue negotiating it, and appointed a special committee of the board to review terms of the transaction as it evolved through negotiation.

On 8 December 2006, SES approached Able Star to seek its consent to the Transfer pursuant to the Shareholders’ Agreement. On 12 December 2006, representatives of GECC met with representatives of CITIC Group to discuss the Transfer. CITIC Group had been provided limited advice on an ad hoc basis with regard to AsiaSat by representatives of Morgan Stanley based in Hong Kong, and GECC agreed not to object to the continued representation of CITIC Group by Morgan Stanley and CITIC Group agreed not to object to the continued representation of GECC by Morgan Stanley & Co. as described above. While SES had expected that GECC could indirectly acquire the Bowenvale shares without triggering a mandatory general offer under the Takeovers Code for all other AsiaSat Shares not held by Bowenvale or parties acting in concert with it, CITIC Group expressed concern about the possible effects of the transfer under the Takeovers Code, including any impact on CITIC Group’s ability to participate in a voluntary offer for AsiaSat Shares, if desired. CITIC Group also enquired about GECC’s intentions as a prospective Bowenvale shareholder. CITIC Group mentioned the possibility of the privatisation of AsiaSat, and the possibility of a joint privatisation of AsiaSat with GE Equity (the “Privatisation”), and enquired whether GE Equity would be supportive of the Privatisation. In subsequent discussions, Able Star imposed conditions for its consent and its release of the SES parties from most of their obligations and liabilities under the Shareholders’ Agreement. These conditions include a cash payment of HK$100 million by SES and/or its subsidiaries on completion of the Exchange Transaction and SES’s continuation of certain of its obligations under the Shareholders’ Agreement, in modified form, under a new agreement.

Representatives of GECC and SES commenced negotiation of definitive documentation to effect the proposed exchange transaction in early December 2006. At a meeting held on 21 December 2006, a specially constituted committee of the board of directors of SES authorised SES management to continue negotiating the Exchange Transaction. Negotiation of definitive agreements continued between SES and GECC, at the same time as discussions were proceeding with CITIC Group and other parties whose consent was required for the Exchange Transaction. On 8 January 2007, SES and GECC representatives met with the Executive to discuss the proposed Exchange Transaction. On 12 February 2007, SES and GECC completed negotiations and signed definitive agreements for the Exchange Transaction in escrow, with release of such documents and effectiveness of such signing to occur upon public release of the Privatisation Announcement.

The Exchange Transaction completed on 29 March 2007 and involved the redemption by SES of GECC’s entire indirect shareholding (of approximately 19 per cent) in SES in exchange for stock of a newly incorporated company owning a number of assets. Among these assets was SES’s entire 49.5 per cent shareholding in Bowenvale which was transferred by SES to such newly incorporated company and then to the GE Entities. Bowenvale holds approximately 68.75 per cent of the issued ordinary shares of the Company. Accordingly, Able Star and the GE Entities now jointly own, through Bowenvale, 68.75 per cent of the AsiaSat Shares.

PART V – US SPECIAL FACTORS

The Privatisation of AsiaSat by way of the Scheme

Since June 2003, management of AsiaSat and the Board have considered from time to time de-listing from NYSE and de-registering from the SEC due to the high cost involved of maintaining the NYSE listing and SEC registration. AsiaSat has believed that the costs imposed on it as a result of its status as a reporting company under the Exchange Act are disproportionately high relative to its other costs and to its revenues. These costs have included the costs associated with preparing AsiaSat’s annual report on Form 20-F, including the costs of its external auditors and its external legal counsel. More recently, AsiaSat has been concerned with the costs associated with implementing, and then complying on an ongoing basis with, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. AsiaSat has incurred a one-time expense of approximately US$750,000 for documentation and implementation of internal systems relating to preparation for compliance with Section 404, and an additional one-time expense of approximately US$260,000 for external auditor fees. Furthermore, AsiaSat estimates that it will have to incur additional annual expenses going forward of US$250,000. Management time and additional personnel to handle the increased obligations as a result of Section 404 are unfortunately difficult to quantify. In August 2005, in light of the increasing costs of consultants and external accountants to carry out the work required under the US Sarbanes-Oxley Act of 2002 and related SEC rules, the two major shareholders of the Company (through Bowenvale), CITIC Group and SES started to consider alternatives to deal with this issue, including the de-listing and Privatisation of AsiaSat. At the 17 November 2005 Board meeting of AsiaSat, de-listing and de-registration of AsiaSat in the United States were discussed, but since the estimated number of US AsiaSat Shareholders was greater than 300 and possible reforms of the SEC de-registration rules were still in flux, de-listing and more importantly de-registration in the United States were considered impracticable. Privatisation seemed to be a viable option to reduce the heavy financial and administrative burden of the listing of ADSs on the NYSE and to provide greater flexibility on developing business and marketing activities.

In 2006, following SES’s acquisition of New Skies Satellites, numerous discussions were held between CITIC Group and SES to resolve the issues of conflict between New Skies Satellites and AsiaSat but without success. Several parties each contacted CITIC Group in 2006 to ascertain if CITIC Group would be receptive to a transaction involving SES’s Bowenvale stake, but in each case CITIC Group determined that it was not interested in pursuing discussions at that time. In the second quarter of 2006, Able Star began to consider the options and alternatives available for its investment in AsiaSat. For this purpose, Able Star approached several financial institutions, including Morgan Stanley for financial advice and Linklaters for legal advice. Most of the proposals received from the financial institutions were for Able Star to privatise the Company. It was also concluded that any change in the present Bowenvale structure, such as replacing SES with a third party, might trigger a mandatory general offer under the Takeovers Code.

During January 2007 and February 2007, as described above, further discussions were held between SES and GECC with a view to concluding an agreement regarding an exchange transaction, and between Able Star and GE Equity regarding the Privatisation. Discussions were also held with the SFC, OFTA and the SEC to obtain relevant approvals, consents and guidance in respect of, among other things, the HK$100 million cash payment, the SFC’s views on the obligation to make a mandatory general offer, the Exchange Transaction, the Share Offer Price and the change of control regulations under the Telecommunications Ordinance of Hong Kong.

On 10 January 2007, representatives of Morgan Stanley presented to representatives of CITIC Group and GECC in Beijing on the proposed timetable, privatisation tactics, AsiaSat historical price performance and financial analysis to evaluate the potential offer price range.

As part of the Privatisation plans, it was decided that a bid vehicle would be used to make an offer for AsiaSat. Accordingly, Able Star and GE Equity formed the Offeror and acquired one share each in the total issued share capital of two shares of the Offeror on 17 January 2007. The Offeror appointed Linklaters as its legal advisers on Hong Kong law, English law and US law on 5 January 2007 and Morgan Stanley as its financial adviser on 9 February 2007. The appointment of Appleby as the legal advisers of the Offeror on Bermudan and British Virgin Islands laws was confirmed in a board meeting of the Offeror held on 12 February 2007.

GE Equity had previously appointed Morgan Stanley & Co. as its financial adviser in relation to the Exchange Transaction and Weil Gotshal as its legal adviser on US law in respect of the Exchange Transaction. In January 2007, as part of the discussions relating to the Privatisation, GE Equity appointed Freshfields Bruckhaus Deringer as its legal advisers on Hong Kong law in respect of the Privatisation.

PART V – US SPECIAL FACTORS

Under the Takeovers Code, save with the Executive’s consent, the minimum offer price in a mandatory general offer must be not less than the highest price paid by the offeror (or any person acting in concert with it) for shares of the same class being sought in the offer during the offer period and the six months prior to its commencement. Accordingly, the minimum offer price for the Share Offer must approximate the value received by SES for its interest in Bowenvale as part of the Exchange Transaction. Due to the fact that SES and GECC did not assign specific values to the different asset components of the Exchange Transaction, the Executive met separately with GECC and SES in late January 2007 to consider their respective views on the “see through” price of AsiaSat Shares. Following these meetings, the Offeror set the Share Offer Price at $16 (less any dividend paid).

On 5 February 2007, the Board held a meeting with and at which Mr. Mi Zeng Xin, a designee of CITIC Group on the Board, explained that CITIC Group and a possible joint offeror (a GE Entity) were contemplating the possibility of making a proposal to the Company to privatise the Company by way of a scheme of arrangement under Section 99 of the Companies Act. The proposal would involve a cancellation scheme whereby existing shares of the Company not already held by CITIC Group and persons acting in concert with it would be cancelled in exchange for cash. Mr. Mi Zeng Xin also explained that separately, the possible joint offerors would propose a cash offer to purchase for cancellation options issued pursuant to a share option scheme established by the Company, subject to and conditional upon the scheme of arrangement becoming effective and binding. Mr. Romain Bausch, a designee of SES on the Board, explained, as well, that SES intended to dispose of its interest in the Company’s controlling shareholder, Bowenvale, and that the Executive had advised SES that the transfer of such interest to a third party would, on completion, result in the formation of a new concert group that had statutory control over Bowenvale, which would trigger an obligation to make a mandatory general offer for all AsiaSat Shares not already owned by Bowenvale or parties acting in concert with it. It was noted that no purchase price for any of the foregoing had yet been set.

In light of the proposals put forward at the meeting, the Board resolved to create the Independent Board Committee. Professor Edward Kwan Yiu Chen, Mr. Robert Tsai To Sze and Mr. James Watkins, as the Independent Non-executive Directors of the Board, were appointed to the Independent Board Committee. The Board then discussed the need to engage legal counsel to advise it of its duties and responsibilities under the Takeovers Code and other relevant laws and regulations, and its obligation to retain an independent financial adviser to advise the Independent Board Committee in connection with the proposals.

On 6 February 2007 and 7 February 2007, representatives from the Company (including Mr. Peter E. Jackson, the Chief Executive Officer, Mr. William Wade, the Deputy Chief Executive Officer, Ms. Sue Yeung, the Chief Financial Officer, and Ms. Catherine Chang, Legal Counsel), and external Bermudan counsel Conyers Dill & Pearman (“Conyers”) (on 7 February 2007 only), external Hong Kong counsel Johnson Stokes & Master (“JSM”) and external US counsel Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) participated in conference calls to discuss the Company’s response to the proposals. The parties discussed the implications of the proposals under the various legal and regulatory regimes that would be applicable, including the procedural and substantive requirements of a “going private” transaction in the form of a scheme of arrangement under applicable Hong Kong, United States and Bermuda laws and regulations. External Hong Kong and US counsel to the Offeror, Linklaters, had provided representatives of the Company with a draft of a joint announcement that would set forth the details of the proposals. Over the course of the next few days, Conyers, JSM and Paul Weiss exchanged comments on drafts of the joint announcement with Linklaters.

On 8 February 2007, the Independent Board Committee, representatives from the Company (including Mr. Peter E. Jackson, Ms. Sue Yeung and Ms. Catherine Chang), JSM, Conyers and Paul Weiss participated in conference calls to discuss the process by which the Company and the Independent Board Committee would respond to the proposals. The Independent Board Committee was advised as to the implications of the proposals under the various legal and regulatory regimes that would be applicable, including the procedural and substantive requirements of a “going private” transaction in the form of a scheme of arrangement. The parties also discussed negotiation of coverage by the Offeror of a portion of the Company’s out-of-pocket expenses in the event that following announcement, the Scheme did not become effective and binding.

Also on 8 February 2007, a draft of the Privatisation Announcement was submitted to the SFC for its comments and approval, and further discussions were held among Conyers, JSM and Paul Weiss and between such counsel and Linklaters.

PART V – US SPECIAL FACTORS

On 9 February 2007, due to the fluctuations in the trading price of the Company’s shares, the Company requested trading in AsiaSat Shares on the Stock Exchange to be suspended and trading was suspended from 11:19 a.m. on 9 February 2007 (Hong Kong time). Later in the day, Paul Weiss contacted the NYSE to inform it of the suspension in trading of the AsiaSat Shares on the Stock Exchange, and the NYSE determined that trading in the Company’s ADSs would also be suspended.

On 12 February 2007, the Offeror held a board meeting during which two alternative offer prices for the Share Proposal were discussed, namely HK$18.00 without a “no increase” statement or HK$18.25 with a “no increase” statement. Under the Takeovers Code, if the offer price is accompanied by a “no increase” statement, the offeror will not be able to raise the offer price save in wholly exceptional circumstances (unless the right to do so had been specifically reserved). Although the Offeror believed HK$18.00 to be a fair and reasonable offer price for the Share Proposal, which was based on a number of considerations including the historical performance of the AsiaSat Shares, the premiums paid in relevant previous privatisation transactions in respect of companies listed on the Stock Exchange, the implied multiples paid in precedent acquisitions of satellite companies despite the control premium element of those transactions and the valuation multiples implied by the trading share prices of other public regional satellite companies although they are not direct comparables, representatives of the Offeror decided to approach AsiaSat with the HK$18.25 offer price for the Share Proposal with the qualification that it would be accompanied when announced with a “no increase” statement. The rationale was to give public shareholders an extra HK$0.25 premium as well as to put forward its best offer price for the Share Proposal at the outset. The Offeror had not considered any price for the Share Proposal above HK$18.25, which it saw as the highest price it would be willing to pay.

Later on 12 February 2007, representatives from the Offeror, along with Morgan Stanley, conducted a telephone discussion with the management of AsiaSat regarding the Offeror’s proposal. The Offeror proposed a fixed best and final offer price of HK$18.25 for the Share Proposal, which represented approximately a 30 per cent premium over the latest closing price of AsiaSat Shares as well as over the 30-day average closing price of AsiaSat Shares. During the telephone discussion, the AsiaSat representatives expressed concerns that a “no increase” statement may limit the ability of the Independent Board Committee to negotiate with the representatives of the Offeror. The AsiaSat representatives also explained that any proposed price must be considered further by the Independent Board Committee and by the independent financial adviser, which had not yet been appointed, before the Independent Board Committee could agree to recommend the Share Proposal to Scheme Shareholders. The parties ended the teleconference with an agreement that no announcement would be made until the price issues could be resolved. Following the call, AsiaSat management and Mr. Sze discussed AsiaSat’s alternatives with Paul Weiss.

Also on 12 February 2007, a revised draft of the Privatisation Announcement was submitted to the SFC and the Stock Exchange. Further drafts of the Privatisation Announcement were commented upon by counsel. The SFC and the Stock Exchange issued comments to the Privatisation Announcement on the same day, which were considered and incorporated by counsel.

On 13 February 2007, Mr. Peter E. Jackson discussed with Mr. Mi Zeng Xin (representing the Offeror) regarding the fixed offer price of HK$18.25 for the Share Proposal put forth the previous day. Mr. Peter E. Jackson counter-offered for HK$18.50. Mr. Mi Zeng Xin did not accept the counter-offer and explained that HK$18.25 for the Share Proposal already represented the best offer price that the Offeror would consider. Thereafter, another conversation was conducted between Mr. Peter E. Jackson and Morgan Stanley. Representatives of Morgan Stanley re-iterated on behalf of the Offeror that HK$18.25 for the Share Proposal was the Offeror’s best and final offer, and that if the Independent Board Committee wanted an offer price without a “no increase” statement, the offer price would have to be lower in order to leave negotiating room for the Offeror. The Offeror would be likely to start with a price lower than HK$18.00 for the Share Proposal and there was no guarantee that the final offer price could be negotiated up to the best offer price of HK$18.25 for the Share Proposal. During the conversation, Mr. Peter E. Jackson, negotiating on behalf of the Board, counter-offered for HK$18.35 for the Share Proposal, with a “no increase” statement, in order for the Board to consider putting forward the Share Proposal to the Scheme Shareholders. Representatives of Morgan Stanley suggested that they would attempt to convince the Offeror to add HK$0.05 on top of the best and final price of HK$18.25 for the Share Proposal in good faith, if the Board would agree to put forward a joint announcement with the HK$18.30 proposal. Morgan Stanley representatives stressed that although an additional HK$0.05 might not seem to be a large amount, it was material and significant from the Offeror’s perspective as it increased what the Offeror believed to be the highest

PART V – US SPECIAL FACTORS

price it would consider. Mr. Peter E. Jackson discussed with Mr. William Wade, who agreed with the proposal and the issuance of the joint announcement.

Mr. Peter E. Jackson also conveyed the proposal to Mr. Robert Tsai To Sze and Mr. James Watkins, on behalf of the Independent Board Committee. Messrs. Sze and Watkins advised Mr. Peter E. Jackson to communicate to Morgan Stanley that ultimately they could not fully assess a fair price without more time and the involvement of an independent financial adviser (which would have to await the latter’s appointment), but that if in keeping with market practice in Hong Kong an announcement would have to contain a price, the Offeror should make its formal proposal to AsiaSat with the understanding that the Independent Board Committee process would have to run its course following the issuance of the announcement and that, if the price had a “no increase statement”, the Independent Board Committee would be left with the options of determining that the terms of the Proposals are fair or declining to do so. After negotiations that resulted in an increase in offer price from the earlier HK$18.25 “best and final offer price” to HK$18.30 for the Share Proposal, Mr. Peter E. Jackson called Morgan Stanley to convey that the Board would be willing to support a joint announcement with the improved HK$18.30 Share Offer Price and the “no increase” statement. Based on this, the Offeror agreed to the HK$18.30 price for the Share Proposal.

Later on 13 February 2007, the Offeror requested the Board to put forth the Share Proposal to the Scheme Shareholders, at an offer price of HK$18.30 per AsiaSat Share. Representatives of the Offeror also informed the Board that the Offeror would, in conjunction with the Share Proposal, make the Option Proposal to Optionholders for the cancellation of Options in exchange for cash. The same day, the announcement was re-submitted to the SFC and the Stock Exchange with updated terms and responses to the comments of the SFC and the Stock Exchange of 12 February 2007. The SFC and the Stock Exchange subsequently indicated their approval and clearance of the announcement. Later on 13 February 2007, the Board met to review and to put forward the Privatisation Announcement as a joint announcement, along with the Offeror and ratified the application for suspension of trading of the AsiaSat Shares and authorised preparation of a scheme document in respect of the Scheme.

On 13 February 2007, in consideration for Able Star and CITIC Group agreeing to enter into a consent letter (as outlined further below), SES entered into an agreement of restrictive covenants with CITIC Group, SES Global Holding AG, Bowenvale and the Offeror pursuant to which SES agreed on behalf of the SES Group to certain restrictive covenants relating to AsiaSat customers, certain limited business opportunities and employees of AsiaSat up until 30 June 2008.

On 13 February 2007, GECC, CITIC Group, Able Star, SES, SES Global Holding AG and Bowenvale entered into a consent letter (the “Consent Letter”) pursuant to which, among other things, (i) CITIC Group consented to the transfer of the Bowenvale Shares by SES to a newly incorporated company subject to the acquisition by GE (as defined in the Consent Letter) of the beneficial and legal ownership of the entire share capital of such newly formed company, (ii) certain parties agreed certain outline terms of a new shareholders’ agreement in respect of Bowenvale to be entered upon completion of the Exchange Transaction, (iii) CITIC Group and GE agreed, subject to the terms and conditions set forth in the Consent Letter, to a potential joint privatisation of AsiaSat to be implemented by way of a general offer or a scheme of arrangement of AsiaSat, to be announced at or around the same time as the Exchange Transaction was announced, (iv) for CITIC Group’s and Able Star’s consent and release of its obligations and liabilities under the Shareholders’ Agreement, SES or any of its subsidiaries including SES Global Holding AG would pay HK$100 million in cash to CITIC Group upon the closing of the Exchange Transaction, and (v) the parties to the Shareholders’ Agreement agreed that the Shareholders’ Agreement (other than Clause 19 (Confidentiality)) would be terminated in its entirety and cease to have effect as from completion of the Exchange Transaction and SES would be released from certain liabilities under the Shareholders’ Agreement.

On 13 February 2007, CITIC Group, Able Star, GECC and GE Equity entered into a cooperation agreement pursuant to which the parties agreed, among other things, on (i) how the conduct of the Privatisation would be regulated, including but not limited to using reasonable endeavours to take all steps necessary or desirable in connection with the implementation of and obtaining all necessary clearances for the Privatisation and agreeing to discuss significant matters in respect of the Privatisation in good faith, (ii) using reasonable endeavours to amalgamate the AsiaSat Shares held by the Offeror and Bowenvale after the successful Privatisation in a manner to be discussed in good faith, (iii) the sharing of expenses in respect of the Privatisation, and (iv) the basis upon which a new shareholders’ agreement in respect of Bowenvale will be entered into.

PART V – US SPECIAL FACTORS

On 13 February 2007, the Offeror and AsiaSat entered into an agreement pursuant to which the Offeror agreed to reimburse AsiaSat for any direct expenses up to a maximum aggregate amount of US$3 million which are incurred by AsiaSat in connection with (i) the proposed privatisation of AsiaSat by the Offeror by way of a scheme of arrangement under Section 99 of the Companies Act and/or, (ii) the possible unconditional mandatory general offer for AsiaSat by the Offeror. Such costs would only be reimbursed in the circumstance where (i) the Scheme or the Share Offer is not announced pursuant to the Takeovers Code on or prior to 31 March 2007, or (ii) after announcement, the Scheme does not become unconditional for any reason (unless it is not recommended by the Independent Board Committee or not recommended as fair and reasonable by the independent financial adviser appointed by such committee). This reimbursement obligation is in addition to the Offeror’s obligation under Rule 2.3 of the Takeovers Code to cover AsiaSat’s expenses if either the Independent Board Committee or CLSA does not recommend the Proposals and the Scheme is not approved.

On 13 February 2007 GE Equity, Able Star, CITIC Group, GEC and the Offeror entered into a shareholders’ agreement regulating the parties’ respective rights and obligations (whether direct or indirect) in respect of the Offeror and, upon completion of the Scheme, the AsiaSat Shares acquired by the Offeror as a result of the Privatisation. The main provisions of this shareholders’ agreement reflect those of the Shareholders’ Agreement and will become effective only upon the Offeror acquiring all of the outstanding AsiaSat Shares not already owned by Bowenvale (“Completion”) and include, among other things, (i) an agreement to transfer the Offeror’s interest in AsiaSat to Bowenvale as soon as reasonably practicable after Completion, (ii) the reorganisation of the capital structure of the Offeror, (iii) provisions governing the composition of the board of the Offeror, (iv) provisions governing the representation of the Offeror directors on the Board (of AsiaSat), (v) rules governing the operation of board and shareholder meetings, (vi) the exercise of voting rights in the Offeror, and (vii) restrictions on disposals of shares in the Offeror for a period of three years (subject to certain exceptions).

On 14 February 2007 (Hong Kong time), the Privatisation Announcement by the Company and the Offeror regarding the Proposals and the Offers was published. In addition, an application was made by the Company to the Stock Exchange for resumption of trading in AsiaSat Shares with effect from 9:30 a.m. on 14 February 2007 (Hong Kong time). Trading in AsiaSat Shares resumed on the Stock Exchange. Trading also resumed in the ADSs with effect from commencement of the NYSE trading day on 14 February 2007.

Commencing 14 February 2007, CITIC Group, GECC, the Offeror and AsiaSat, as well as their respective legal and financial advisers, held a series of meetings and telephone conversations in connection with the preparation of the Scheme Document and other documentation to be sent to AsiaSat Shareholders, Optionholders and ADS Holders in connection with the Scheme.

On 16 February 2007, the Independent Financial Adviser met with Mr. Peter E. Jackson, Mr. William Wade, Ms. Sue Yeung and Ms. Catherine Chang from the Company, and JSM, to discuss the regulatory requirements under the Takeovers Code.

On 21 February 2007, the Independent Board Committee appointed CLSA as independent financial adviser to advise the Independent Board Committee in relation to the Proposals and the Offers.

On 23 February 2007, a representative of CLSA, Ms. Catherine Chang and Mr. William Wade spoke with Paul Weiss concerning CLSA’s role and proposed approach.

On 27 February 2007, the Board received a copy of a letter dated 26 February 2007 addressed to the Offeror from an investment fund (the “Fund”) purporting to hold in excess of 10 per cent of the Scheme Shares, which stated that the Fund believed that the offer price under the Share Proposal was inadequate. The Fund indicated its intention to vote against the Scheme, which would prevent the Scheme conditions from being satisfied. However, it should be noted that the Fund is not obligated to inform the Offeror or the Board of any changes in its holdings or voting intention.

On 27 February 2007, the Independent Board Committee met with CLSA, with Paul Weiss in attendance via conference call, to discuss the procedures to be followed by CLSA in preparing its letter to the Independent Board Committee and the process to be followed by the Independent Board Committee in reaching the determination that would be reflected in its letter to the Scheme Shareholders and the Optionholders. Following discussion of a draft of CLSA’s letter, the Independent Board Committee members requested that CLSA address

PART V – US SPECIAL FACTORS

additional analyses in their letter. The members also discussed the receipt of the 26 February 2007 shareholder letter. In light of that letter, and in particular the view of the Fund that the offer price under the Share Proposal was inadequate, based on, among other things, the Fund’s view of the intrinsic value of AsiaSat, the Independent Board Committee members requested that CLSA perform a discounted cash flow (“DCF”) analysis that would provide data points bearing on the intrinsic value of the price under the Share Proposal.

On 28 February 2007, AsiaSat sent a letter to the Fund requesting disclosure of its interests in the Company pursuant to section 329 of the SFO. In response to such request, the Company received a letter from the Fund on 7 March 2007 confirming the number of shares that it held (which as at 6 March 2007 would be in excess of 10 per cent of the Scheme Shares). The Fund further stated that, while it maintained its intention to vote against the Proposals, it would continue to evaluate its position regarding the Share Proposal and invited the Company to direct the Fund’s attention to any relevant information which the Company believed would impact on the Fund’s preliminary decision.

On 3 March 2007, the Independent Board Committee met with CLSA, at which meeting Paul Weiss, JSM and Conyers were also present by telephone, and at which CLSA made a presentation to the Independent Board Committee, providing financial analyses of certain factors, methodologies and other information for possible consideration by the Independent Board Committee in evaluating the Proposals. Counsel provided advice as to procedure and responded to questions concerning legal aspects of the Proposals and related transactions.

On 5 March 2007, in a telephone conversation with a representative of Morgan Stanley, the Fund indicated that although such Fund currently intended to vote against the Scheme, it reserved the right to reconsider its position in light of the additional information it would receive, including the information contained in the Scheme documentation.

On 16 March 2007, after discussion and review of the final draft of the Independent Financial Adviser’s letter to the Independent Board Committee, the Independent Board Committee, by unanimous vote, determined the offer price under the Share Proposal to be fair and reasonable to the Scheme Shareholders (including without limitation ADS Holders) and the offer price under the Option Proposal to be fair and reasonable to the Optionholders and to recommend that the Scheme Shareholders (including without limitation ADS Holders) vote in favour of both the resolution to approve the Scheme at the Court Meeting and the special resolution to, among other matters, approve the capital reduction arising as a result of the Scheme at the Special General Meeting and recommend the Optionholders to accept the Option Proposal if they have not exercised their Options in accordance with the Rules of the Share Option Scheme. The recommendations of the Independent Board Committee are set out in its letter dated 19 March 2007.

On 19 March 2007, CLSA issued its opinion letter to the Independent Board Committee.

On 19 March 2007, AsiaSat despatched the Scheme Document, and on 29 March 2007, the Transfer completed.

With effect from completion of the Exchange Transaction, having obtained the Executive’s consent under Rule 7 of the Takeovers Code, the SES appointees to the Board, namely Mr. Romain Bausch, Ms. Cynthia Dickins and Mr. Mark Rigolle resigned as Directors, and the GE Entities appointed four Directors to replace them, namely Mr. Ronald J. Herman, Jr., Ms. Nancy Ku, Mr. Mark Chen and Mr. John F. Connelly. With effect from completion of the Exchange Transaction the SES appointees to the board of Bowenvale, namely Mr. Romain Bausch, Ms. Cynthia Dickins and Mr. Mark Rigolle resigned as directors of Bowenvale, and the GE Entities appointed four Directors to replace them, namely Mr. Ronald J. Herman, Jr., Ms. Nancy Ku, Mr. Mark Chen and Mr. John F. Connelly. Mr. Herman, Ms. Ku and Mr. Chen were each appointed by the GE Entities as a director of the Offeror.

The Offers

On 23 April 2007, the Offeror and AsiaSat jointly announced that the US Department of State had in correspondence with GEC said that it would consider the effectiveness of the Scheme to cause a change in the ownership of previously exported satellites owned by AsiaSat, which would require regulatory approvals in respect of such satellites, which it was not prepared to grant in the context of the Scheme. In the opinion of the Offeror, the consequences of proceeding with the Scheme without obtaining Authorisation from the US

PART V – US SPECIAL FACTORS

Department of State would be materially adverse to AsiaSat as it would result in AsiaSat being deemed to be in breach of important US Department of State approvals previously granted to AsiaSat in relation to its business. The obtaining of relevant Authorisations is one of the Conditions to the Share Proposal which must be satisfied or waived.

In light of the US Regulatory Matter, a resolution was put to, and unanimously passed at, the Court Meeting held at 10:00 a.m. on 24 April 2007 (Hong Kong time) to adjourn the Court Meeting indefinitely, and a resolution was put to, and unanimously passed at, the Special General Meeting held at 10:30 a.m. on 24 April 2007 (Hong Kong time) to adjourn the Special General Meeting indefinitely. The Privatisation by way of the Scheme will therefore not be implemented.

On 2 May 2007, the Independent Board Committee met with CLSA, at which Paul Weiss and JSM were also present by telephone, and at which CLSA made a presentation to the Independent Board Committee, updating the financial analyses of certain factors, methodologies and other information that CLSA had given to the Independent Board Committee on 28 February 2007 in connection with the Proposals, this time for possible consideration by the Independent Board Committee in evaluating the Offers. The Independent Board Committee also discussed with Paul Weiss, JSM and CLSA the unconditional and mandatory nature of the Offers, the contrasts between the Proposals and the Offers (and, in particular, the ability of each AsiaSat Independent Shareholder to consider whether or not to tender), the impact of the US Regulatory Matter on the Proposals as well as on the Company and its shareholding structure on an ongoing basis (including the expectation that the Company would need to maintain or reattain the Minimum Public Float following the Offers and would continue as a listed company on the Stock Exchange), the factors that AsiaSat Independent Shareholders with a longer-term view of the Company might take, and the Independent Board Committee’s options in terms of expressing views and recommendations as to the Offers under the relevant regulatory requirements.

On 23 May 2007, having considered the final draft of the letter of the Independent Financial Adviser, the Independent Board Committee approved by unanimous vote to issue the letter in the form set out in “Part III – Letter from the Independent Board Committee of AsiaSat”.

On 25 May 2007, the Independent Financial Adviser issued its letter set forth in “Part IV – Letter from the Independent Financial Adviser to the Independent Board Committee”.

1.1.2 Agreements involving AsiaSat’s Securities

In light of the US Regulatory Matter, it is the intention of the Offeror Directors to maintain the listing of the AsiaSat Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. The Stock Exchange has stated that if, at the close of the Share Offers, less than 25 per cent of the issued AsiaSat Shares are held by the public, or if the Stock Exchange believes that (i) a false market exists or may exist in the trading of the AsiaSat Shares; or (ii) there are insufficient issued AsiaSat Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend dealings in the AsiaSat Shares until a level of sufficient public float is attained. In connection with this, it should be noted that upon the close of the Share Offers, there may be insufficient public float for the AsiaSat Shares and therefore trading in the AsiaSat Shares may be suspended until a sufficient level of public float is attained.

The Offeror intends the Company to remain listed on the Stock Exchange. The board of the Offeror will undertake to the Stock Exchange to use its best endeavours to take appropriate steps to ensure that, as soon as possible following the close of the Share Offers, a sufficient public float exists in the AsiaSat Shares.

If following the Offers, less than 25 per cent of issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and 25 per cent of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders.

If following the completion of the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations

PART V – US SPECIAL FACTORS

under the Exchange Act be terminated or suspended. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

A shareholders’ agreement, dated 29 March 2007, in respect of Bowenvale (the “New Shareholders’ Agreement”), has been executed by and among the GE Entities, GEC, Bowenvale, CITIC Group and Able Star. Pursuant to the New Shareholders’ Agreement, the GE Entities and Able Star are entitled to instruct Bowenvale in the voting of the AsiaSat Shares held by Bowenvale. If the instructions of Able Star and the GE Entities are the same, Bowenvale will vote all of its AsiaSat Shares according to their common instruction. If their instructions are different, the New Shareholders’ Agreement provides for deadlock resolution mechanisms which, if unsuccessful, would allow either CITIC Group or GEC to terminate the New Shareholders’ Agreement. Following a termination of the New Shareholders’ Agreement, the parties must cause the transfer or distribution of each shareholder’s attributable AsiaSat Shares held by Bowenvale. Until such transfer or distribution, Bowenvale must vote according to each shareholder’s instructions the AsiaSat Shares held by Bowenvale attributable to such shareholder. Notwithstanding such arrangements, certain material corporate events involving AsiaSat may not occur unless each of the GE Entities and Able Star consents, and each of them agrees to vote, or cause Bowenvale to vote, its AsiaSat Shares accordingly.

Pursuant to the New Shareholders’ Agreement, the rights of each of the GE Entities and Able Star to dispose of their Bowenvale shares, and to require Bowenvale to dispose of their attributable AsiaSat Shares, are subject to certain consent rights held by the other party. After the third anniversary of the date of the completion of the Exchange Transaction, each of the GE Entities and Able Star will be entitled to dispose of all or any part of their holding of Bowenvale shares subject to the prior written consent of the other party to the New Shareholders’ Agreement, which consent shall not be unreasonably withheld. The New Shareholders’ Agreement includes certain listing and registration rights which provide that each party shall have listing and registration rights in certain circumstances.

Each of the GE Entities and Able Star have, under the New Shareholders’ Agreement, the right to receive and the power to direct the receipt of dividends received by Bowenvale in respect of, or the proceeds from the sale by Bowenvale of, the AsiaSat Shares held by Bowenvale that are attributable to the GE Entities and Able Star, as the case may be. Bowenvale may not dispose of any of its AsiaSat Shares or enter into any agreement in respect of the votes attached to AsiaSat Shares, except that after the completion of the Exchange Transaction, each of the GE Entities or Able Star may direct Bowenvale to dispose of all or a part of the AsiaSat Shares attributable to them, subject to the prior written consent of the other party, which consent shall not be unreasonably withheld.

The New Shareholders’ Agreement provides that the Board of Directors of AsiaSat will consist of eight non-executive directors (of whom the current appointees of Able Star are, Mr. Mi Zeng Xin, Mr. Ju Wei Min, Mr. Ding Yu Cheng and Mr. Ko Fai Wong, and the current appointees of the GE Entities are Mr. Ronald J. Herman, Jr., Mr. John F. Connelly, Mr. Mark Chen and Ms. Nancy Ku), and for so long as AsiaSat remains listed on the Stock Exchange, two executive directors, being the Chief Executive Officer and the Deputy Chief Executive Officer, and three independent non-executive directors. The GE Entities and Able Star shall each be entitled to appoint four directors to the Board of Directors of AsiaSat. The right to nominate a chairman and a deputy chairman will rotate on a biennial basis between the GE Entities and Able Star, with each nominee to hold office for two years. The quorum for meetings of the Board of Directors of AsiaSat will be two directors, one appointed by the GE Entities and one appointed by Able Star. Decisions of the Board of Directors will be by unanimous vote of those directors present. Neither the chairman nor deputy chairman will have an additional vote at board meetings.

1.2	Purposes of the Offers and Plans or Proposals

The Offers are being made as the result of the completion of the Exchange Transaction, a transaction pursuant to which the GECC Parties and SES, a company incorporated in the Grand Duchy of Luxembourg, have agreed that SES shall redeem GECC’s entire indirect holding of SES shares (of approximately 19 per cent of the issued share capital of SES) in exchange for shares of a new company holding a number of assets and cash, including SES’s entire shareholding in Bowenvale (a 49.5 per cent economic interest and 50 per cent voting interest). The Executive has taken the view that the Transfer (which formed part of the Exchange Transaction) resulted in the formation of a new concert group that has statutory control of Bowenvale, thereby triggering a mandatory general offer obligation for all the AsiaSat Shares and Options under Rule 26 of the Takeovers Code in respect of AsiaSat.

PART V – US SPECIAL FACTORS

Following the adjournment of the Court Meeting and Special General Meeting indefinitely, the Offeror’s obligation to make the Offers, which was triggered by the completion of the Exchange Transaction, was required to be implemented by the Offeror by the despatch of this Offer Document. The adjournment was sought in light of the US Regulatory Matter, namely, that if the Privatisation became effective, the US State Department would consider the new ownership structure of AsiaSat to be a significant change, with shared 50/50 voting control in a new private company and would consider the effectiveness of the Scheme to cause a change in the ownership of previously exported satellites operated by AsiaSat. This change would require regulatory approvals in respect of such satellites and the US Department of State was not prepared to grant these approvals in the context of the Scheme. The US Department of State was also of the view that moving forward with the change in ownership without prior approval would violate prior export authorisations held by AsiaSat.

The Offeror is making the Offers to comply with Hong Kong regulations and not with a view to privatising the Company. In the event the Offeror holds more than 75 per cent of the AsiaSat Shares following the Offers, AsiaSat would be required by the Stock Exchange to maintain its Minimum Public Float in order to maintain its listing on the Stock Exchange, and in light of the US Regulatory Matter this may involve the Offeror or its affiliates selling down part of their interest in AsiaSat or AsiaSat issuing new shares to AsiaSat Independent Shareholders. The Offers provide an opportunity for AsiaSat Independent Shareholders to exit and monetise their AsiaSat Shares at a premium to the market price before the Pre-Suspension Date. This price represents a premium of approximately 14.3 per cent over the closing price of HK$14.00 per AsiaSat Share on the Pre-Suspension Date, a premium of 13.5 per cent over the closing price of HK$14.10 per AsiaSat Share on the Suspension Date, a premium of 15.6 per cent over the 30-day Average Pre-Announcement Price, and a premium of 6.7 per cent over the highest closing price during the year prior to the Privatisation Announcement.

As at the Latest Practicable Date, Bowenvale and parties acting in concert with it hold an aggregate beneficial ownership of approximately 68.75 per cent of the issued share capital of AsiaSat. If any third party were to make a competing offer for the privatisation of AsiaSat, such competing offer would not succeed without the acceptance by Bowenvale and parties acting in concert with it. Bowenvale and parties acting in concert with it have no intention to accept any competing offer.

1.3	Fairness

The Executive has taken the view that the acquisition by the GE Entities of SES’s entire shareholding in Bowenvale pursuant to the Exchange Transaction, on completion, resulted in the formation of a new concert group that has statutory control over Bowenvale, triggering an obligation to make an unconditional mandatory general offer for AsiaSat under Rule 26 of the Takeovers Code. As the US Regulatory Matter does not allow the Offeror to privatise the Company, the Offeror will not exercise any compulsory acquisition even if acceptances have been received from 90 per cent or more of the AsiaSat Independent Shareholders and the Offeror and AsiaSat will undertake, as required by the Listing Rules, to maintain the Minimum Public Float.

However, even though the Offeror may not privatise the Company, the Offers may still be considered a “going-private” transaction under the applicable rules and regulations of the Exchange Act. As a result, the Company and the Offeror and its affiliates are required to state their respective beliefs as to the fairness of the Offers to the AsiaSat Independent Shareholders (including without limitation the ADS Holders) and Optionholders. The Company, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC are therefore making the statements included in this section for the purposes of complying, if necessary, with the requirements of Rule 13e-3 and related rules under the Exchange Act, provided that the statements included in this section shall not be construed as an admission by any of the Company, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC that the Offers are a “going private transaction” within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

1.3.1	The Offeror

The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC are making the statements included in this section for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The statements do not constitute their views or their respective boards of directors’ views on valuation or a recommendation as to whether any AsiaSat Independent Shareholder, ADS Holder or Optionholder should accept or reject the Offer(s).

PART V – US SPECIAL FACTORS

The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC believe that the following factors provide a reasonable basis for their belief that the Offers are both substantively and procedurally fair to the AsiaSat Independent Shareholders (including without limitation the ADS Holders):

•

The current and historical financial condition and results of operations of AsiaSat, as well as the prospects and strategic objectives of AsiaSat, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the sectors in which AsiaSat operates or has interests;

•

The Share Offer Price represents a premium of approximately 14.3 per cent over the closing price of HK$14.00 per AsiaSat Share quoted on the Stock Exchange on the Pre-Suspension Date, a premium of 13.5 per cent over the closing price of HK$14.10 per AsiaSat Share on the Suspension Date, a premium of 15.6 per cent over the 30-day Average Pre-Announcement Price, and a premium of approximately 15.4 per cent to the closing price of US$17.75 per ADS as quoted on the NYSE on the Pre-Suspension Date;

•

The Offeror did not participate in the deliberation process of the Independent Board Committee or in the conclusions of the Independent Board Committee that the Offers are fair to the AsiaSat Independent Shareholders. However, the Offeror considered the factors considered by the Independent Board Committee with respect to the fairness of the Offers to the AsiaSat Independent Shareholders, such as precedent mandatory general offer premiums, precedent transactions in the satellite industry, AsiaSat’s share offer price compared to comparable companies and the historical trading liquidity and trading price of AsiaSat Shares. In addition, the Offeror considered the fact that the Independent Board Committee received opinions from the Independent Financial Advisor, CLSA, to the effect that, as of the date of the fairness opinions, and based upon and subject to the various factors, assumptions and limitations set out in the fairness opinions, the HK$16.00 price per share to be received by the AsiaSat Independent Shareholders was fair to such shareholders from a financial point of view (see “Part IV – Letter from the Independent Financial Adviser to the Independent Board Committee”);

•

The AsiaSat Independent Shareholders have the opportunity on an individual basis to elect whether or not to tender their AsiaSat Shares and, in view of the fact that the Offeror does not intend to terminate the listing on the Stock Exchange, AsiaSat Independent Shareholders wishing to remain as shareholders could do so in a company whose shares would continue to be listed on the Stock Exchange; and

•	There are no conditions precedent to the completion of the Offers.

The Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC implicitly considered the “going concern” value of AsiaSat by taking into account AsiaSat’s current and anticipated business, financial conditions, results and operations and prospects, expectations of profitability, and other forward-looking matters.

The liquidation value of AsiaSat was not considered a factor because AsiaSat will continue to operate after completion of the transactions. In addition, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC did not consider any other potential offers made by any unaffiliated third parties with respect to any tender offer, merger, consolidation, sale of assets or other sales of AsiaSat and they were not aware of any such offers.

1.3.2	Additional matters

In view of the many considerations, the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC did not find it practical to, and did not, quantify or otherwise assign weighting to the specific factors considered. These factors are not intended to be exhaustive but include the material factors considered by the Offeror, Able Star, GE Equity, Bowenvale, CITIC Group and GECC in making the determination described above.

Except for the letter from CLSA set out in “Part IV – Letter from the Independent Financial Adviser to the Independent Board Committee”, neither AsiaSat nor any of its affiliates (as defined in the US federal securities laws) has sought or obtained a fairness opinion or appraisal from any third party adviser (including Morgan Stanley) in connection with the Offers. The Offeror, Able Star, GE Equity, Bowenvale, CITIC and GECC have not made any provisions to grant AsiaSat Independent Shareholders or ADS Holders access to their corporate files or obtain any counsel or to provide appraisal services to AsiaSat Independent Shareholders or ADS Holders and do not have any intention of doing so in the future.

PART V – US SPECIAL FACTORS

1.3.3	AsiaSat

The Independent Board Committee

In reaching the recommendations described in “Part III – Letter from the Independent Board Committee of AsiaSat” of this Offer Document, the Independent Board Committee considered a number of factors, including the following:

(i) AsiaSat Operating and Financial Condition. The Independent Board Committee took into account the current and historical financial condition and results of operations of AsiaSat, as well as the prospects and strategic objectives of AsiaSat, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the sectors in which AsiaSat operates or has interests.

(ii) CLSA’s Financial Analysis and Opinion. The Independent Board Committee considered the presentation delivered on 2 May 2007 by CLSA to the Independent Board Committee and CLSA’s written opinion dated 25 May 2007 to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the consideration to be received by the AsiaSat Independent Shareholders and the Optionholders in the Offers is fair and reasonable to the AsiaSat Independent Shareholders and the Optionholders. The Independent Board Committee adopted the analysis of CLSA and its conclusions.

The full text of the letter delivered by CLSA to the Independent Board Committee dated 25 May 2007, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is set forth in Part IV of this Offer Document headed “Letter from the Independent Financial Adviser to the Independent Board Committee”. CLSA’s letter is addressed to the Independent Board Committee and relates only to the fairness and reasonableness of the Share Offers and Option Offer by the AsiaSat Independent Shareholders and Optionholders, respectively. The description of CLSA’s opinion included in this Offer Document is qualified in its entirety by the full text of CLSA’s letter set forth in Part IV of this Offer Document. AsiaSat Independent Shareholders and Optionholders are urged to read the opinion carefully in its entirety.

(iii) Relation to Certain Market Prices. The Independent Board Committee considered the relationship of the Share Offer Price to the historical market prices of the AsiaSat Shares. The AsiaSat Shares are listed on the Stock Exchange; there is no public trading market for the AsiaSat Shares outside Hong Kong. The ADSs have a trading market and a listing on the NYSE. The following table shows the price per AsiaSat Share and per ADS in respect of:

•	the Latest Practicable Date,

•	the Pre-Suspension Date,

•	the Suspension Date,

•	the 30-day Average Pre-Announcement Price,

•	the average daily closing price during the period from 1 January 2005 to the Pre-Suspension Date,

•	the highest daily closing price during the period from 1 January 2005 to the Pre-Suspension Date,

and the premium that the Share Offer Price represents over the above.

PART V – US SPECIAL FACTORS

	AsiaSat Shares		ADS
	Price (HK$)	Premium(a)	Price (US$)	Premium(a)
Latest Practicable Date (22 May 2007)	16.40	-2.4%	21.50	-4.9%
Pre-Suspension Date (8 February 2007)	14.00	14.3%	17.75	15.3%
Suspension Date (9 February 2007)	14.10	13.5%	17.75	15.3%
30-day Average closing price for the 30-day Average Pre-Announcement Price/30-day Average Pre-Announcement ADS Price	13.84	15.6%	17.93	14.2%
Average daily closing price 1 January 2005 – Pre-Suspension Date	13.81	15.9%	17.77	15.2%
Highest daily closing price 1 January 2005 – Pre-Suspension Date	15.95	0.3%	20.45	0.1%

(a)	Premium based on conversion of the Share Offer Price per ADS to US dollars at the Bloomberg rate on the Pre-Suspension Date of US$1.00 = HK$7.8156.

(iv) Premium to Net Asset Value. The Independent Board Committee considered the relationship of the Share Offer Price to the net asset value per AsiaSat Shares in the light of the premiums to net asset value represented by the offer prices in precedent mandatory general offers in Hong Kong. The Independent Financial Adviser compiled a list of the precedent mandatory general offers disclosing acquisitions premiums which ranged from a discount of 72.2 per cent to a premium of 322.6 per cent to net asset value, with an average premium of 7.5 per cent and a median discount of 18.3 per cent. The acquisition premium of net asset value per the AsiaSat Share represented by the Share Offer Price is 44.5 per cent.

(v) Discounted Cash Flow Valuation. The Independent Board Committee evaluated AsiaSat as a going concern through the discounted cash flow analysis prepared by the Independent Financial Adviser in connection with its fairness and reasonableness opinion, which took into account financial forecasts, cash flow streams and other qualitative factors. See “Part IV – Letter from the Independent Financial Adviser to the Independent Board Committee”.

(vi) Condition to Completion. The Independent Board Committee took note of the fact that there is no condition to the Offers.

(vii) Circumstances of the Offers. The Independent Board Committee took note of the fact that the Offers are mandatory, having been required as a regulatory matter under the Takeovers Code. The Independent Board Committee also took note of the fact that the Offeror does not intend to change AsiaSat’s management or operating structure. The Independent Board Committee further took note of the fact that, by reason of the US Regulatory Matter, the Offeror expects to maintain the listing of the AsiaSat Shares on the Stock Exchange (even if it means issuing additional AsiaSat Shares or selling AsiaSat Shares so that at least 25 per cent of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders) and will not make use of the compulsory acquisition provisions of the Companies Act should, following completion of the Offers, there be fewer than 10 per cent of AsiaSat Shares outstanding.

(viii) Ability to tender or not tender. The Independent Board Committee took note that, in contrast to the Proposals, AsiaSat Independent Shareholders would have the opportunity on an individual basis to elect whether or not to tender their AsiaSat Shares and, in view of the fact that the Offeror does not intend to terminate the listing on the Stock Exchange, AsiaSat Independent Shareholders wishing to remain as shareholders could do so in a company whose shares would continue to be listed on the Stock Exchange.

(ix) Form of the Consideration; Taxable Transactions. The Independent Board Committee took into consideration that the AsiaSat Independent Shareholders would be paid in cash for the AsiaSat Shares and Options under the Offers, and the certainty of value of such cash consideration compared to equity securities. The Independent Board Committee was aware that the consideration received by the AsiaSat Independent Shareholders and Optionholders in the Offers would be taxable to some holders for income tax purposes.

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(x) Procedural Fairness. The Independent Board Committee considered that:

•

the Independent Board Committee consisted of the three non-executive independent directors of AsiaSat appointed to represent the interests of the AsiaSat Independent Shareholders and Optionholders; and

•

the Independent Board Committee had retained and was advised by CLSA, as its independent financial adviser, with the sole objective of rendering an opinion as to the fairness and reasonableness of the Offers to the AsiaSat Independent Shareholders and Optionholders.

The members of the Independent Board Committee evaluated the Offers in light of their knowledge of the business, financial condition and prospects of AsiaSat. In view of the wide variety of factors considered in connection with the evaluation of the Offers, the Independent Board Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign numerical weights to the specific factors it considered in reaching its determination.

The foregoing discussion of the information and factors considered by the Independent Board Committee is not intended to be exhaustive but is believed to include all material factors considered by the Independent Board Committee.

The Independent Board Committee did not consider the liquidation of AsiaSat’s assets to be a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offers.

Independent Board Committee Compensation

The members of the Independent Board Committee did not receive compensation in connection with serving on the Independent Board Committee.

The Board

On 23 May 2007, the Board unanimously determined that the terms of Offers are fair and reasonable to the AsiaSat Independent Shareholders, based on the Independent Board Committee’s recommendation.

The Board adopted the foregoing recommendations of the Independent Board Committee after considering the following factors, each of which, in the view of the Board, supported such adoption:

•	the conclusions and recommendation of the Independent Board Committee; and

•	the factors referred to above as having been taken into account by the Independent Board Committee.

The Board did not independently analyse the factors taken into account by the Independent Board Committee. Instead, the Board adopted the analysis of the Independent Board Committee and its conclusions. Therefore, in view of the wide variety of factors considered in connection with their evaluation of the Offers by the Independent Board Committee, the Board did not quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board. Executive Officers have not been asked to make a recommendation as to the Offers.

Summary of Report and Opinion of the Independent Financial Adviser

Under an engagement letter, dated 21 February 2007, the Independent Board Committee retained CLSA to render an opinion as to whether or not the terms of the Offers, particularly, the Share Offer Price of HK$16.00 per AsiaSat Share (HK$160.00 per ADS), HK$0.01 per Outstanding B Option and HK$1.65 per Outstanding C Option, are fair and reasonable so far as the AsiaSat Independent Shareholders and Optionholders, respectively, are concerned.

In connection with the preparation and delivery of its opinion to the Independent Board Committee, CLSA performed a variety of financial and comparative analyses, as described below. The preparation of a fairness and

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reasonableness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis, and the application of those methods to the particular circumstances. Furthermore, in arriving at its opinion, CLSA did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, CLSA believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion.

In formulating its opinion with regard to the Offers, CLSA relied on the information, opinions and facts supplied, and representations made to it by the Directors and representatives of AsiaSat (including those contained or referred to in this Offer Document and the announcement issued by the Offeror and AsiaSat dated 24 April 2007 (the “MGO Announcement”)). CLSA assumed that all such information, opinions, facts and representations that were provided to it by the Directors and representatives of AsiaSat, and for which they are wholly responsible, are true and accurate in all material respects. CLSA also relied on certain information available to the public and assumed such information to be accurate and reliable, and has not independently verified the accuracy of such information. Further, CLSA relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Offer Documents or the MGO Announcement untrue or misleading. It also assumed that statements and representations made or referred to in the Offer Documents were accurate at the time they were made and continue to be accurate as of the date of despatch of the Offer Documents.

CLSA considers that it has reviewed sufficient information to enable it to reach an informed view regarding the Offers to justify its recommendation, relying on the accuracy of the information provided in the Offer Document and the MGO Announcement, as well as to provide a reasonable basis for its advice. As the independent financial adviser to the Independent Board Committee, it has not been involved in the negotiations in respect of the terms and conditions of the Offers. Its opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by the Offeror in relation to the Offers will be fully performed in accordance with the terms and conditions thereof. Further, CLSA has no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to it, nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to it by AsiaSat, its Directors and its representatives. In line with normal practice, CLSA has not made any independent verification of the information and facts provided, representations made or opinions expressed by AsiaSat, its Directors and its representatives, nor has it conducted any form of independent investigation into the business affairs or assets and liabilities of AsiaSat. Accordingly, CLSA does not warrant the accuracy or completeness of any such information.

CLSA, in connection with the potential transaction, has delivered to the Independent Board Committee a written opinion, dated 16 May 2007, to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Independent Board Committee, the Share Offer Price and the Option Offer Price to be received under the Offers are fair and reasonable to the AsiaSat Independent Shareholders and the Optionholders, respectively.

Materials summarising CLSA’s analyses were presented to the Independent Board Committee on 2 May 2007. Copies of these materials have been filed with the SEC as an exhibit to the Schedule 13E-3. Copies of these materials are available for inspection and copying at AsiaSat’s principal executive offices, during regular business hours, by any interested AsiaSat Shareholder or representative who has been so designated in writing. AsiaSat Independent Shareholders may also obtain these materials from the SEC under AsiaSat’s SEC filings at the website maintained by the SEC at http://www.sec.gov.

The summary of the opinion set forth below is qualified in its entirety by reference to the full text of such opinion. AsiaSat Independent Shareholders and Optionholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the factors considered, the assumptions made, and the limitations on the analysis undertaken by CLSA. CLSA’s opinion is directed to the Independent Board Committee, addresses only the fairness and reasonableness of the consideration to be received by AsiaSat Independent Shareholders and Optionholders in the Offers and does not address the relative merits of the Offers. Further, CLSA’s opinion does not address the Independent Board Committee’s, the Board’s or AsiaSat’s underlying business decision to proceed with the Offers. CLSA has not been requested to, and

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did not, participate in the process to explore strategic alternatives for AsiaSat nor did it actively solicit third party indications of interest in acquiring all or any part of AsiaSat.

In connection with the preparation of its opinion, CLSA made such reviews, analyses and inquiries as its representatives deemed necessary and appropriate under the circumstances. Among other things CLSA:

•

reviewed AsiaSat’s audited financial statements for the fiscal years ended 2000 through 2006, the annual reports on Form 20-F for the fiscal years 2000 to 2005 and of AsiaSat’s unaudited financial statements for the four months ended 30 April 2007, which AsiaSat’s management has identified as being the most current financial statements available;

•	met with certain members of AsiaSat’s management and auditors to discuss the operations, financial condition, future prospects and projected operations and performance of AsiaSat;

•	reviewed the historical market prices and trading volume for the AsiaSat Shares and the ADSs;

•	reviewed certain other publicly available financial data for certain companies that CLSA deemed comparable to AsiaSat;

•	reviewed various documents relating to AsiaSat;

•	reviewed the Company’s current financial projections and its past financial projections against actual performance; and

•	conducted such other studies, analyses and inquiries as they deemed appropriate.

Summary of Certain Analyses Conducted by CLSA and Factors Considered by CLSA

In assessing the fairness and reasonableness of the terms and conditions of the Offers to the AsiaSat Independent Shareholders and Optionholders as a whole, CLSA independently valued AsiaSat using widely accepted valuation methodologies and considered, amongst others, the following factors.

Reasons and Background for the Offers

CLSA considered the reasons and background for the Offers as described in “Part I – Letter from Morgan Stanley” of this Offer Document.

CLSA considered that, following the indefinite adjournment of the Court Meeting and the Special General Meeting on 24 April 2007, and the discontinuance of the proceedings to effect the Scheme with the Supreme Court on 25 April 2007, the Offeror is obliged to despatch the documentation in relation to the Offers (including this Offer Document).

Intentions of the Offeror regarding AsiaSat, Listing of AsiaSat, Public Float and No Compulsory Acquisition

CLSA considered that, as described in “Part I – Letter from Morgan Stanley”, the Offeror Directors do not intend to make any material change to the existing businesses of the AsiaSat Group, to introduce any major changes to the existing operating and management structures of the AsiaSat Group, or to discontinue the employment of any employees of the AsiaSat Group, as a result of the implementation of the Offers. The Offeror Directors also expect that there will be no material change to the existing business (such as business focus and operating model) of the AsiaSat Group as a result of the implementation of the Offers. AsiaSat continues to explore potential business opportunities and acquisitions in respect of the satellite industry. Accordingly, the Offeror Directors considered that the successful implementation of the Offers should not impact upon AsiaSat’s current activities and plans to pursue and participate in such potential business opportunities and acquisitions.

As also described in “Part I – Letter from Morgan Stanley” of the Offer Documents, CLSA took into consideration that the Offers will not result in termination of AsiaSat’s listing on the Stock Exchange, and that, in light of the US Regulatory Matter, it is the intention of the Offeror Directors to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offer are received, CLSA considered that the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act.

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Precedent Mandatory General Offers Discounts/Premiums

CLSA identified from publicly available sources all mandatory general offers on the main board of the Stock Exchange announced within 12 months prior to the Privatisation Announcement Date (the “Precedent MGOs”). CLSA considers that a 12-month period is reasonable timeframe to provide sufficient and meaningful sample size for the purpose of comparison with Precedent MGOs. For each of the Precedent MGOs, CLSA reviewed the premiums represented by the offer price over the net asset value (“NAV”) per share and the average daily closing price for various periods prior to the announcements of the Precedent MGOs.

CLSA found that the Share Offer Price represents an NAV premium of 44.5 per cent which is significantly higher than the average premiums over NAV per share of the Precedent MGOs (the “NAV Premiums”) of 7.5 per cent, and the median NAV Premium of the Precedent MGOs of -18.3 per cent.

In addition, considering various trading periods prior to the Privatisation Announcement Date, CLSA found that the Share Offer Price represents a premium to the average daily closing price of AsiaSat Shares for the various historical review periods, while the average and median premium/discounts of the Precedent MGOs represent discounts to the respective historical traded prices of such companies.

Precedent Transactions in the Satellite Industry

CLSA identified from publicly available sources all completed transactions since 2004 that involved the acquisition of more than a 30 per cent interest in companies that mainly provide satellite services and with a transaction value of over US$100 million (approximately HK$780 million) (the “Precedent Transactions”), and reviewed the key multiples of the Precedent Transactions. It summarised certain information for the Precedent Transactions, including the enterprise value over earnings before interest, tax, depreciation and amortisation (“EV/EBITDA”) and the price per earnings (“P/E”). CLSA found that the EV/EBITDA represented by the Share Offer Price of 5.27 times is lower than those of the Precedent Transactions; while the P/E represented by the Share Offer Price of 13.77 times is lower than those of the Precedent Transactions. However, as all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, in which CLSA was not able to identify recent precedent transactions, CLSA considered the Precedent Transactions to be of limited relevance to the Offers for comparison purposes.

Share Offer Price Compared to Comparable Companies

CLSA identified from publicly available sources all listed companies mainly engaged in the provision of satellite services with a market capitalisation of more than US$100 million in Europe, the United States and Asia-Pacific (the “Comparable Companies”) and reviewed the key multiples of the Comparable Companies. For the Comparable Companies, it summarised market capitalisation, and P/E for 2006 and 2007. Based on these comparables, CLSA found that the P/Es represented by the Share Offer Price is lower than those of the Comparable Companies. CLSA noted that, as the European and US Comparable Companies enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, while Measat Global Bhd enjoys revenue contribution from related parties, and Shin Satellite PCL and JSAT Corp. reported net loss in their latest published annual financial results, CLSA considers the Comparable Companies to be of limited relevance to the Share Offer for comparison purposes.

Historical Trading Liquidity and Trading Price of AsiaSat Shares

CLSA evaluated information on the historical daily closing prices and trading volumes of AsiaSat Shares traded on the Stock Exchange between from 1 January 2005 to the Latest Practicable Date and presented the average, highest and lowest daily closing prices and the average daily trading volume of the Shares for each quarter during such period.

Based on this information CLSA noted that the Share Offer Price represents:

•	a discount of approximately 2.4 per cent to the closing price of AsiaSat Shares of HK$16.40 as quoted on the Stock Exchange on the Latest Practicable Date;

•	a premium of 14.3 per cent over the closing price of AsiaSat Shares of HK$14.00 as quoted on the Stock Exchange on the Pre-Suspension Date;

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•	a premium of 13.5 per cent over the closing price of AsiaSat Shares of HK$14.10 as quoted on the Stock Exchange on the Suspension Date;

•	a premium of approximately 15.6 per cent over the 30-day Average Pre-Announcement Price of HK$13.84;

•	a premium of approximately 15.9 per cent over the average daily closing price of AsiaSat Shares of HK$13.81 between 1 January 2005 and the Pre-Suspension Date; and

•	a premium of approximately 0.3 per cent over the highest closing price of AsiaSat Shares of HK$15.95 between 1 January 2005 to the Pre-Suspension Date.

CLSA also noted that during the period from 1 January 2005 to the Pre-Suspension Date, AsiaSat Shares traded below the Share Offer Price within the range of HK$12.20 to HK$15.95 and an average of HK$13.84. After the Privatisation Announcement Date, AsiaSat Share prices increased to a range of HK$14.10 to HK$18.04 and an average of HK$17.69, with the highest price being achieved in February 2007, and that the closing price as at 20 April 2007, the last full trading day prior to the date of the MGO Announcement was HK$17.54. However, the price of AsiaSat Shares between the Privatisation Announcement Date and the date of the MGO Announcement was arguably influenced or distorted by the Privatisation offer price of HK$18.30. Following the date of the MGO Announcement, the price of AsiaSat Shares dropped and as at the Latest Practicable Date, the closing price of AsiaSat Shares was HK$16.40. On the other hand, the average daily trading volume of AsiaSat Shares during the period 1 January 2005 to the Pre-Suspension Date was about 186,000 AsiaSat Shares, and increased to about 210,000 AsiaSat Shares between the Privatisation Announcement Date to the Latest Practicable Date.

CLSA noted that there is no assurance that the trading price of AsiaSat Shares will remain at current levels following completion of the Offers, and pointed out that AsiaSat Shareholders should also note that the past trading performance of AsiaSat Shares should not in any way be relied upon as an indication of its future trading performance. Given the fact that AsiaSat Shares have historically been traded at prices which are below the Share Offer Price (1 January 2005 up to the Pre-Suspension Date), following the completion of the Offers, the trading price of AsiaSat Shares may revert to their historical trading range before the Privatisation Announcement Date, which may be below the Share Offer Price.

DCF Analysis

As stated in the Letter from the Independent Financial Adviser to the Independent Board Committee, the financial information in this section is being disclosed pursuant to disclosure provisions of the Exchange Act and constitutes profit forecasts under Rule 10 of the Takeovers Code. However, such financial information and profit forecasts do not meet the standards required by Rule 10 of the Takeovers Code, and have not been reported on by any financial adviser, reporting accountant or auditor of AsiaSat. Nevertheless, in view of the disclosure requirements of the Exchange Act, the Executive is prepared to permit the publication of such financial information in the Offer Document.

CLSA was requested by the Independent Board Committee members to perform an analysis on the net present value of free cash flows estimated to be generated by AsiaSat using the DCF methodology that would provide data points bearing on the intrinsic value of the Share Offer Price, as disclosed in the section headed “Past Contacts, Transactions, Negotiations and Agreements – The Privatisation of AsiaSat by way the Scheme” in “Part V – US Special Factors” of this Offer Document. When making the DCF calculation, CLSA used estimated free cash flows through year 2014 based on projections through year 2011 provided by AsiaSat’s management (prepared in November 2006) as set out in “1.3.4 Certain Projections” of Part V of this Offer Document. CLSA made certain adjustments to management’s projections to reflect AsiaSat’s audited results for the year ended 31 December 2006. CLSA also adjusted certain revenue and expense items, and capital expenditure, following discussions with AsiaSat’s management regarding, among other factors, AsiaSat’s operating environment and business expansion plans. CLSA has not independently verified the information conveyed by AsiaSat’s management. CLSA applied a constant growth rate of 3.0 per cent to generate AsiaSat’s free cash flow for years between 2012 and 2014, and calculated AsiaSat’s terminal value by dividing the 2014 free cash flow by a range of discount rates of between 9.0 per cent and 10.0 per cent less a range of terminal perpetual growth rates of between 1.5 per cent to 2.5 per cent. The growth rates and discount rates used were based on CLSA’s discussions with AsiaSat’s management, CLSA’s review of AsiaSat’s historical financial performance, and its consideration

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of AsiaSat’s operating environment and general economic prospects. CLSA then used the same range of discount rates to discount to present values the free cash flows for years between 2007 and 2014 and the terminal value as of 2014 and adjusted for AsiaSat’s net debt balance to derive an indicative valuation range for AsiaSat Shares of HK$16.01 to HK$19.20 per AsiaSat Share. The Share Offer Price is therefore slightly below the low end of CLSA’s DCF analysis result range.

CLSA highlighted that the DCF analysis should not be regarded as an indication of what price AsiaSat Shares should or could be achieved or indications of profit forecast.

Other Considerations

CLSA considered that, in light of the US Regulatory Matter and the position of the US Department of State, it is the intention of the Offeror Directors to maintain the listing of the Shares on the main board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, if, following the Offers, less than 25 per cent of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that AsiaSat will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders. As considered by CLSA, the issue of additional AsiaSat Shares may have a potential dilutive effect upon existing AsiaSat Independent Shareholders, depending upon the manner in which such new issue is undertaken by AsiaSat, while the potential sale of AsiaSat Shares by the Offeror, or its affiliates, may create an overhang in AsiaSat Shares which could result in downward pressure in the trading price of AsiaSat Shares.

Conclusions and Opinion

In reaching its opinion (on the basis set out at the beginning of this summary), CLSA considered the above principal factors and reasons and, in particular, took into account the following in arriving at its opinion:

•	the reasons and background of the Offers;

•

the historical trading performance of AsiaSat Shares and persistent low levels of liquidity in AsiaSat Shares prior to the Privatisation Announcement Date, and the fact that the Share Offer Price represents a premium of approximately 15.9 per cent over the average daily closing price of AsiaSat Shares of HK$13.81 between 1 January 2005 to the Pre-Suspension Date;

•

the average and median offer prices of the Precedent MGOs represent discounts to the historical trading price of the subject companies in the Precedent MGOs for the relevant review periods whereas the Share Offer Price represents a premium over the average daily closing price of AsiaSat Shares at various periods prior to the Privatisation Announcement Date;

•

the Share Offer Price represents an NAV premium of 44.5 per cent which is significantly higher than the average NAV Premium of the Precedent MGOs of 7.5 per cent and the median NAV Premium of the Precedent MGOs of -18.3 per cent (i.e. a discount);

•

while the EV/EBITDA and P/E represented by the Share Offer Price are lower than those of the Precedent Transactions, all of the Precedent Transactions involved European and US targets that enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region;

•

while the P/E represented by the Share Offer Price is lower than the P/E of the Comparable Companies, the European and US Comparable Companies enjoy more favourable operating conditions than satellite operators in the Asia-Pacific region, and the Asia-Pacific Comparable Companies either enjoy revenue contribution from related parties or reported net losses in their latest published annual financial results;

•	the Share Offer Price is slightly below the low end of CLSA’s DCF analysis result range based on the projections provided to CLSA by the management of AsiaSat;

•

the Option Offer Price is a “see-through” price that represents the difference in value between the Share Offer Price and the Option Offer Price. For holders of B Options where the exercise price of HK$17.48 is above the Share Offer Price of HK$16.00, the Option Offer Price represents a nominal price of HK$0.01;

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•

the Offers are unconditional and offer the AsiaSat Independent Shareholders and the Optionholders an opportunity to exit and monetise their investment in AsiaSat Shares and Options at the Share Offer Price and the Option Offer Price, respectively;

•	the fact that even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act; and

•

if, following the Offers, less than 25 per cent of the issued AsiaSat Shares are held by AsiaSat Independent Shareholders, the Offeror expects that AsiaSat will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that the Minimum Public Float is maintained and at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders. The issue of additional AsiaSat Shares may have a potential dilutive effect upon existing AsiaSat Independent Shareholders, depending upon the manner in which such new issue is undertaken by AsiaSat, while the potential sale of AsiaSat Shares by the Offeror, or its affiliates, may create an overhang in AsiaSat Shares which could result in downward pressure in the trading price of AsiaSat Shares.

Having considered the above, CLSA is of the opinion that the terms and conditions of the Offers, in particular the Share Offer Price and the Option Offer Price, which is a “see-through” price that represents the difference in value between the Share Offer Price and the Option Exercise Price, are fair and reasonable so far as the AsiaSat Independent Shareholders and the Optionholders, respectively, are concerned. In particular, for B Options where the relevant Option Exercise Price is higher than the Share Offer Price and therefore translates into negative value to the holders of B Options, the HK$0.01 cash payment offered to the holders of B Options is considered fair and reasonable. Accordingly, CLSA advised the Independent Board Committee to recommend to the AsiaSat Independent Shareholders and the Optionholders to tender their AsiaSat Shares and Options in the Offers.

However, CLSA pointed out that, as noted above, the Share Offer Price falls slightly below the low end of CLSA’s DCF analysis result range and explained that AsiaSat Independent Shareholders and Optionholders who have a positive view of the prospects of AsiaSat and expect that the price of the AsiaSat Shares will in future reflect a fundamental valuation of AsiaSat that exceeds the Share Offer Price, should consider not accepting the Share Offers or the Option Offer, as the case may be.

As advised in CLSA’s letter, AsiaSat Independent Shareholders should note that the aggregate amount of AsiaSat Shares they owned as at the Latest Practicable Date represents approximately 658 times the average daily trading volume for AsiaSat Shares between 1 January 2005 to the Pre-Suspension Date of about 186,000 AsiaSat Shares. AsiaSat Independent Shareholders, especially those with relatively sizeable shareholdings, may find it difficult to dispose of their AsiaSat Shares in the open market without adversely affecting the market price of the AsiaSat Shares in the short term. Accordingly, AsiaSat Independent Shareholders who, having regard to their own circumstances, intend to realise their investment in the AsiaSat Shares but believe that because of the size of their shareholding they will be unable to sell their AsiaSat Shares in the open market at a price higher than the Share Offer Price, could consider the Share Offers as an alternative exit for their investments.

Those AsiaSat Independent Shareholders who, having regard to their own circumstances, wish to realise part of their investments in the AsiaSat Shares, are reminded that they should closely monitor the market price and the liquidity of the AsiaSat Shares during the Offer Period and consider selling their holdings in the open market during the Offer Period, rather than accepting the Offers, if the realisable amount from the sale of such AsiaSat Shares in the open market would exceed that receivable under the Share Offers.

As highlighted by CLSA, AsiaSat Independent Shareholders are urged to read carefully the procedures for accepting the Offers as detailed in the Offer Documents and strongly advised that acceptance or rejection of the Offers is a matter for individual shareholders based on their own views as to fair value and future market conditions, investment objectives, their assessment of the other merits and issues discussed above, and their risk profile, liquidity preference, tax position and other factors. In particular, taxation consequences will vary widely across AsiaSat Independent Shareholders. AsiaSat Independent Shareholders will need to consider these consequences and consult their own professional advisers if appropriate.

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1.3.4	Certain Projections

At the November 2006 meeting of the AsiaSat Board of Directors, management provided, as is customary on an annual basis, the Directors with a five-year business plan. The business plan was prepared and provided by management well before management was first advised of the Scheme or the Offers. Between November 2006 and the initial contact between representatives of the Offeror and AsiaSat concerning the Scheme and the Offers, some of the Directors who received the business plan later became Offeror Directors. They did not, however, share the business plan with the Offeror or the other Offeror Directors. In addition, as Directors, the members of the Independent Board Committee had copies of the business plan, and a copy of the business plan was made available to CLSA. As a result of the foregoing, projections included in the business plan are included in this Offer Document.

The following sets forth the material portions of the projections contained in the business plan (HK$ in thousands):

	2007	2008	2009	2010	2011
Revenue	923,109	973,647	1,031,384	1,126,021	1,251,119
Operating Expenses (Net)	(217,569)	(227,900)	(242,017)	(292,103)	(306,398)
EBITDA	705,540	745,747	789,367	833,918	944,721
Depreciation & Amortisation	(297,600)	(299,368)	(223,689)	(311,055)	(312,209)
EBIT	407,940	446,379	565,678	522,863	632,512
Other Income/(Expenses)	75,018	72,079	71,339	83,353	103,954
EBT	482,958	518,458	637,017	606,216	736,466
Taxation	(62,834)	(67,554)	(82,955)	(78,908)	(95,660)
Earnings After Tax	420,124	450,904	554,062	527,308	640,806
Minority Interest & Share of Loss from Associate	(796)	1,296	3,603	3,573	1,604
Profit Attributable to Shareholders	419,328	452,200	557,665	530,881	642,410
Capital Expenditure	512,963	282,700	273,141	10,898	10,435

EBITDA is commonly used in the satellite industry to analyse companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flow for the period, nor has it been presented as an alternative to earnings after tax as an indicator of operating performance. The items of earnings after tax excluded from EBITDA are significant components in understanding and assessing the financial performance of the Group, and this computation of EBITDA may not be comparable to other similarly titled measures of other companies.

The projections included in this Offer Document have been prepared by, and are the responsibility of, the Company’s management. Management had advised the Directors that its internal financial forecasts were prepared solely for internal use in business planning and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

The Company does not, as a matter of course, publicly disclose projections of future revenues, earnings or other financial performance. The projections were not prepared with a view to public disclosure and are included in this Offer Document because representatives of the Offeror had access to such projections and such projections were also made available to CLSA. The projections were not prepared with a view to complying with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles.

Certain financial information referred to in this Offer Document in “Part V – US Special Factors” is required to be disclosed pursuant to the Exchange Act and constitute profit forecasts under Rule 10 of the Takeovers Code. However, such financial information and profit forecasts do not meet the standards required by Rule 10 of the Takeovers Code, and have not been reported on by any financial adviser, reporting accountant or auditor of AsiaSat. Nevertheless, in view of the requirements of the Exchange Act, the Executive is prepared to permit the publication of such financial information in this Offer Document. Please refer to section “1.3.4 – Certain Projections” of “Part V – US Special Factors” for more details.

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In compiling the projections, the Company’s management took into account historical performance, combined with estimates, among others, regarding revenues and net income. Furthermore:

•	the projections were developed in a manner consistent with management’s historical development of internal financial forecasts used in the preparation of annual budgets;

•	the projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments;

•

although the projections are presented with numerical specificity, these projections reflect numerous assumptions and estimates relating to the Company’s business made by the Company’s management that the Company’s management believed were reasonable at the time the projections were prepared; and

•

factors such as industry performance, competitive uncertainties and general business, economic, political, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of the Company’s management, may cause actual results to vary from the projections or the underlying assumptions. See “Important Notices; Information for US AsiaSat Shareholders and ADS Holders”.

Accordingly, while the projections were prepared in good faith by the Company’s management, there can be no assurance that the estimates and assumptions made in preparing the projections will prove to be accurate or that the projections will be realised, and actual results may be materially greater or less than those contained in the projections. The inclusion of this information in this Offer Document should not be regarded as an indication that the projections will be predictive of actual future results, and the projections should not be relied upon as such. Moreover, the Independent Board Committee and CLSA may have varied some of the assumptions underlying the projections for purposes of their analyses set forth in this Offer Document.

As part of a business plan prepared for internal purposes, the projections reflect the management’s view of the business as of November 2006. As such, the projections do not reflect the Privatisation nor do they reflect any possible strategic initiatives that have been considered, or are under consideration, by the Company’s management. Except to the extent required by applicable law, the Company does not intend to update or otherwise revise any of the projections included in this Offer Document to reflect circumstances existing after the date when such projections were made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error or otherwise no longer appropriate.

The basis for accounting for the financial information contained in the business plan is consistent with the accounting policies normally adopted by the Company. The Company’s underlying financial statements are prepared in accordance with HKFRS. The following assumptions, among others, were used by the Company’s management in developing the foregoing projections:

•	the Company will continue to operate with three satellites for its existing transponder leasing business;

•	AsiaSat 5 will be launched in the second half of 2009;

•	expenses in connection with staff on-site monitoring and overseas training in connection with AsiaSat 5, such as staff costs, travel, accommodation, etc. will be capitalised;

•	there will be improvement in demand for transponder capacity in the Asian region;

•	the direct-to-home business will operate with four broadcast satellite service transponders in the business plan; and

•	Tai Po SCC Phase II is excluded.

In addition, the projections were based on a number of assumptions regarding the broader operating environment of AsiaSat, including the following:

•	there will be no material change in existing political, legal and fiscal, market, economic or social conditions in markets serviced by the Group;

•	there will be no change in legislation, regulations or rules in markets serviced by the Group which adversely affect the business of the Group;

•	there will be no material change in the bases or rates of taxation applicable to the Group and the tax dispute with the Indian tax authorities will be resolved in favour of the Group; and

PART V – US SPECIAL FACTORS

•	there will be no material changes in interest rates or foreign currency exchange rates from those currently prevailing.

1.3.5	Morgan Stanley Presentations

As set out in the section “The Privatisation of AsiaSat by way of the Scheme” in this Part V of this Offer Document, on 10 January 2007, representatives of CITIC Group and GECC had a meeting with representatives of Morgan Stanley in Beijing. During the meeting, in order to facilitate a discussion of the potential offer price range, a presentation was furnished by Morgan Stanley which summarised (i) historical trading prices, based on public information, (ii) implied offer multiples and premiums at a range of offer prices, based on public information, and (iii) the types of premiums and multiples that had been paid in the context of precedent global satellite acquisitions and Hong Kong privatisations. In addition, the presentation also included an indicative timetable and privatisation considerations.

The presentation was based on published financial information of AsiaSat and published market information, and did not reflect CITIC or GECC’s view of the fundamental valuation of AsiaSat. No formal offer price recommendation was given by Morgan Stanley during the meeting. Morgan Stanley was not requested to perform any independent examination or investigation of AsiaSat’s business or assets, nor was it mandated to provide a fairness opinion in connection with any proposed transaction or in any other way to assess the fairness of the terms of any potential offer.

Morgan Stanley did not attempt to verify the accuracy or completeness of the information supplied by CITIC, GECC and other sources, and the presentation did not reflect in any way the view of Morgan Stanley on either valuation or fairness. The presentation was provided for the information of the representatives of CITIC and GECC and did and does not constitute the view of CITIC and GECC or either of their respective boards of directors on valuation or a recommendation as to whether any AsiaSat Independent Shareholder, ADS Holder or Optionholder should accept or reject the Offer(s). CITIC and GECC did not consider the presentation to be an assessment of, or statement about, the fairness of the terms of any potential offer or material to its final determination of the Offer Prices.

2.	TAX CONSEQUENCES

2.1	Hong Kong Tax Consequences

Seller’s ad valorem stamp duty for AsiaSat Shares registered on the Hong Kong register arising in connection with acceptance of the Share Offers will be payable by each AsiaSat Shareholder at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such person’s AsiaSat Shares (or the market value of such person’s AsiaSat Shares), and will be deducted from the cash amount due to such person under the Share Offers. The Offeror will pay the buyer’s ad valorem stamp duty on its own behalf and the seller’s ad valorem stamp duty on behalf of the accepting AsiaSat Shareholders in respect of AsiaSat Shares accepted under the Share Offers. No stamp duty is payable in connection with acceptance of the Option Offer.

AsiaSat Shareholders and Optionholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Share Offer and Option Offer and, in particular, whether the receipt of the Share Offer Price or Option Offer Price would make such AsiaSat Shareholders liable to taxation in Hong Kong or in other jurisdictions.

2.2	US Federal Income Tax Consequences

This section describes the material US federal income tax consequences of the Offers. It applies to you only if you are a US holder, as defined below, and you hold your Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), or you hold Options received through compensation arrangements. This section does not address any tax considerations under state, local or foreign laws or US federal laws (e.g. estate or gift tax laws) other than those pertaining to US federal income tax. This section does not address all aspects of US federal income taxation that may be relevant to US holders in light of their particular circumstances. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a broker or dealer in securities or foreign currencies;

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•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a non-US holder;

•	a financial institution;

•	a mutual fund;

•	a partnership or other entity treated as a partnership for US federal income tax purposes;

•	a tax-exempt organisation;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10 per cent or more of the voting stock of the Company;

•	a person that holds Shares as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the US dollar.

This section is based on the Code, its legislative history, existing and proposed US Treasury Regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, the Company believes, and this summary assumes, that the Company is not and never has been a passive foreign investment company (“PFIC”) for US federal income tax purposes. The determination of whether a foreign corporation is a PFIC is highly factual, and must be determined annually. Consequently, there can be no assurance that the Company is not a PFIC and has not been a PFIC in any previous year. If the Company were to be treated as a PFIC in any year in which a US holder held AsiaSat Shares, the US holder could be subject to materially adverse tax consequences on any gain recognised on the sale or exchange of Shares and, potentially under proposed US Treasury regulations, Options. There can be no assurance that the US Internal Revenue Service will not challenge one or more of the tax considerations described herein, and no ruling has been sought from the Internal Revenue Service as to the US federal income tax consequences of the Offers.

You are a US holder if you are a beneficial owner of Shares or Options and you are:

•	a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for US federal income tax purposes, created or organised in or under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•

a trust if (i) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

If a partnership or other flow-through entity holds AsiaSat Shares or Options, the US federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. It is recommended that a US holder that is a partner of a partnership or an owner of another flow-through entity holding Shares or Options consult its own tax adviser.

It is recommended that you consult your own tax adviser regarding the US federal, state and local other tax consequences of the Offers in your particular circumstances.

2.2.1	Tax Consequences of the Share Offers

If you are a US holder of AsiaSat Shares you will recognise capital gain or loss for US federal income tax purposes equal to the difference between the total consideration you receive in exchange for your AsiaSat Shares pursuant to the Share Offers and your adjusted tax basis, determined in US dollars, in your AsiaSat Shares. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 15 per cent where the property is held more than one year. The deductibility of a capital loss is subject to certain limitations under the Code. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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2.2.2	Foreign Currency Considerations

The amount realised by a cash-basis US holder (or accrual-basis US holder that so elects) on the exchange of AsiaSat Shares pursuant to the Share Offers for an amount in foreign currency will be the US dollar value of this amount on the settlement date, and no foreign currency exchange gain or loss will be recognised at that time. However, in the case of Options that are exchanged pursuant to the Option Offer, and AsiaSat Shares that are exchanged by a non-electing accrual basis US holder pursuant to the Share Offers, the amount realised will be based on the exchange rate in effect on the exchange date. On the settlement date, such a US holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of the exchange and the settlement date. If the foreign currency received is not converted into US dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any US holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes. US holders are urged to consult their own tax advisers concerning the US tax consequences of acquiring, holding and disposing of foreign currency.

2.2.3	Backup Withholding and Information Reporting

If you are a non-corporate US holder, information reporting requirements generally will apply to the payment of the consideration to you from the exchange of your AsiaSat Shares or Options effected at a US office of a broker.

Additionally, backup withholding may apply to such payments if you are a non-corporate US holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the US Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your US federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax, and you generally may obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your income tax liability, provided that you have furnished the required information to the US Internal Revenue Service in a timely manner.

TAX MATTERS ARE VERY COMPLEX, AND THE TAX CONSEQUENCES OF THE OFFERS TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. IT IS RECOMMENDED THAT YOU SHOULD CONSULT YOUR TAX ADVISER FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE OFFERS TO YOU.

3. INTENTIONS AND PLANS

The Offeror Directors do not intend to make any material change to the existing businesses of the AsiaSat Group, to introduce any major changes to the existing operating and management structures of the AsiaSat Group, or to discontinue the employment of any employees of the AsiaSat Group, as a result of the implementation of the Offers. The Offeror Directors also expect that there will be no material change to the existing business (such as business focus and operating model) of the AsiaSat Group as a result of the implementation of the Offers. AsiaSat continues to explore potential business opportunities and acquisitions in respect of the satellite industry. Accordingly, the implementation of the Offers should not impact upon AsiaSat’s current activities and plans to pursue and participate in these potential business opportunities and acquisitions. The Offeror reserves its rights to consider plans to increase the Company’s annual or interim dividend, cause the Company to distribute any extraordinary dividend, or recapitalise the Company’s balance sheet by increasing the Company’s financial leverage to retain its flexibility to deliver value to shareholders.

Following the adjournment of the Court Meeting and Special General Meeting indefinitely, the Offeror is obliged to make the Offers. In light of the US Regulatory Matter to the effect that if the Privatisation became effective, the US Department of State would consider the new ownership structure of AsiaSat to be a significant change, with shared 50/50 voting control in a new private company and would consider the effectiveness of the Scheme

PART V – US SPECIAL FACTORS

to cause a change in the ownership of previously exported satellites operated by AsiaSat, which would require regulatory approvals in respect of such satellites and that it would not grant these approvals and also that moving forward with the change in ownership without prior approval would violate prior export authorisations held by AsiaSat, the Offeror is making the Offers to comply with Hong Kong regulations and not with a view to privatising the Company. In the event the Offeror acquires more than 75 per cent of the AsiaSat Shares pursuant to the Offers, AsiaSat would be required by the Stock Exchange to maintain its Minimum Public Float, and this may involve the Offeror or its affiliates selling down part of their interest in AsiaSat or AsiaSat issuing new shares to AsiaSat Independent Shareholders.

In light of the US Regulatory matter, it is the intention of the directors of the Offeror to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offer are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent of the issued AsiaSat Shares, trading in the AsiaSat Shares may be suspended.

If following the completion of the Offers, the number of holders of Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

4.	EFFECTS OF THE OFFERS

4.1	AsiaSat Shareholder Structure

As at the Latest Practicable Date, there were 391,135,500 AsiaSat Shares in issue. The Offeror currently neither owns nor has control or direction over any voting rights or rights over any AsiaSat Shares; however, the Offeror and parties acting in concert with it are beneficially interested in 268,905,000 AsiaSat Shares, representing approximately 68.75 per cent of the issued share capital of the Company. The table below sets out the shareholding structure of the Company as at the Latest Practicable Date and immediately after the completion of the Offers and maintenance of AsiaSat’s Minimum Public Float and assuming (i) none of the Options is exercised on or prior to completion of the Offers and (ii) all Optionholders accept the Option Offer:

	As at the Latest Practicable Date		Immediately after completion of the Offers and maintenance of Minimum Public Float
	Number of AsiaSat Shares	Approximate percentage (%)	Number of AsiaSat Shares		Approximate percentage (%)
The Offeror	—	—	24,446,625	¹	6.25
Bowenvale	268,905,000	68.75	268,905,000		68.75
Public AsiaSat Shareholders	122,230,500	31.25	97,783,875		25.00

Total issued AsiaSat Shares	391,135,500	100.00	391,135,500		100.00

Note 1:	This is the maximum number of AsiaSat Shares the Offeror could hold if AsiaSat is to maintain the Minimum Public Float, based upon AsiaSat’s issued share capital as at the Latest Practicable Date.

Following the completion of the Offers and maintenance of the Minimum Public Float, the Company will become up to 75 per cent indirectly owned by CITIC Group and GECC, through Bowenvale as to approximately 68.75 per cent and through the Offeror as to up to approximately 6.25 per cent. It is intended that at least 25 per cent of the AsiaSat Shares will be held by the public.

In light of the US Regulatory Matter, it is the intention of the Offeror Directors to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent of the issued AsiaSat Shares, trading

PART V – US SPECIAL FACTORS

in the AsiaSat Shares may be suspended until the Minimum Public Float is attained. If necessary to attain the Minimum Public Float, the Offeror expects that the Company will issue additional AsiaSat Shares or the Offeror or its affiliates will sell AsiaSat Shares so that at least 25 per cent of the issued AsiaSat Shares are held by the AsiaSat Independent Shareholders.

If following the completion of the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

The Company’s net income was HK$453,405,000 for the year ended 31 December 2006 and the shareholders’ equity was HK$4,421,604,000 as of 31 December 2006. As of 31 December 2006, Bowenvale was the holder of approximately 68.75 per cent of the issued and outstanding share capital of the Company. Pursuant to the Share Offer, each of the AsiaSat Independent Shareholders (being holders of approximately 31.25 per cent of the issued and outstanding share capital of the Company, totalling 121,360,500 AsiaSat Shares) will receive HK$16.00 in cash less any dividend declared paid or made on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to Closing Date for each AsiaSat Share it holds.

The table below sets forth the direct and indirect interests in AsiaSat’s net book value and net earnings of each of Bowenvale, the Offeror, Able Star, and GE Equity prior to and immediately after the completion of the Offers and maintenance of AsiaSat’s Minimum Public Float, based upon the net book value of AsiaSat at 31 December 2006 and net income of AsiaSat for the year ended 31 December 2006. Following the completion of the Offers and maintenance of the Minimum Public Float, the entire interest in AsiaSat net book value and net earnings will be held by CITIC Group and GECC (through their respective affiliates).

	Pre-Offers				Post-Offers and maintenance of Minimum Public Float
	Net Book Value		Net Income		Net Book Value		Net Income
Name	HK$	%	HK$	%	HK$	%	HK$	%
Offeror	—	0.00	—	0.0	276,358	6.25	28,339	6.25
Bowenvale	3,039,845	68.75	311,715	68.75	3,039,845	68.75	311,715	68.75
Able Star(3)	1,535,122	34.72	157,416	34.72	1,673,301	37.84	171,585	37.72
CITIC Group(3)	1,535,122	34.72	157,416	34.72	1,673,301	37.84	171,585	37.72
GE Equity	1,504,723	34.03	154,299	34.03	1,642,902	37.16	168,468	37.03

(1)	Based upon beneficial ownership as of the Latest Practicable Date, excluding any Options (whether or not exercisable), and AsiaSat’s net book value as at 31 December 2006 and profit from continuing operations for the year ended 31 December 2006, in each case as disclosed in AsiaSat’s announcement of final results for the year ended 31 December 2006.
(2)	Based upon AsiaSat’s net book value at as 31 December 2006 and profit from continuing operations for the year ended 31 December 2006, in each case as disclosed in AsiaSat’s announcement of audited results for the year ended 31 December 2006, without giving effect to the payment of any transaction expenses in connection with the Privatisation.
(3)	Includes beneficial ownership of AsiaSat Shares held by Bowenvale.

4.2	Participation in AsiaSat

In light of the US Regulatory Matter, it is the intention of the Offeror Directors to maintain the listing of the Shares on the Main Board of the Stock Exchange after the close of the Offers. As such, even if sufficient acceptances of the Share Offers are received, the Offeror does not intend to make use of the compulsory acquisition provisions of the Companies Act. Accordingly, AsiaSat Shareholders should be aware that, in the event the AsiaSat Shares held by the public represent less than 25 per cent of the issued AsiaSat Shares, trading in the AsiaSat Shares may be suspended.

PART V – US SPECIAL FACTORS

4.3	Market for AsiaSat Securities

If following the completion of the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended. Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

4.4	Margin Regulations

The ADSs are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, amongst other things, of allowing brokers to extend credit on the collateral of the ADSs. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that following successful completion of the Offers, the ADSs may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and, as a result, could no longer be used as collateral for loans made by brokers.

4.5	Exchange Act De-registration and Availability of Public Information

The ADSs and the AsiaSat Shares are currently registered under the Exchange Act. If following the completion of the Offers, the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company’s reporting obligations under the Exchange Act be terminated or suspended.

Irrespective of the outcome of the Offers, in due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.

Termination or suspension of registration of AsiaSat Shares under the Exchange Act would substantially reduce the information required to be furnished by AsiaSat to ADS Holders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to AsiaSat. For example, AsiaSat would no longer be required to file an annual report on Form 20-F or to make submissions of material information on Form 6-K. Furthermore, AsiaSat would not be required to file any financial statements with the SEC and would not be required to reconcile its financial statements to US GAAP. In addition, delisting from the NYSE would render inapplicable certain corporate governance standards that currently apply to AsiaSat (including independence requirements for members of the audit committee).

4.6	No Appraisal Rights

The Offers are not made pursuant to the provisions of the Companies Act, and AsiaSat Shareholders do not have express appraisal rights in connection with the Offers under the Companies Act.

5.	COSTS OF THE OFFERS

The direct expenses incurred by AsiaSat in connection with the Proposals and the Offers of up to US$3 million (excluding translation fees, and printing and publication costs, which will be reimbursed by the Offeror to the Company in full and do not count towards the cap of US$3 million) will be borne by the Offeror.

PART V – US SPECIAL FACTORS

The estimated aggregate expenses of the Offeror in connection with the Offers are as follows:

Accounting fees	HK$	0.10m
Filing fees	HK$	0.62m
Financial adviser fees and expenses	HK$	0.08m
Legal fees and expenses	HK$	13.71m
Printing and mailing	HK$	1.62m
Solicitation fees		(N/A	)

Total	HK$	16.12m

6.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Company formally retained CLSA to act as independent financial adviser to the Independent Board Committee in connection with the Scheme and the Offers and to prepare a letter of advice with respect to the same. The Company engaged CLSA based on its qualifications, expertise and reputation. Except for with respect to the Scheme, CLSA has not in the past two years acted as financial adviser to or agent for AsiaSat. CLSA is a licensed securities adviser and corporate finance adviser under the SFO and together with its affiliates, provides a full range of investment banking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of AsiaSat, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) or those of the Offeror, Able Star, CITIC Group, GE Equity and GECC for the accounts of customers. CLSA will receive a fee from AsiaSat for rendering its opinion. AsiaSat has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with its engagement. Pursuant to the Company’s letter agreement with CLSA, dated 21 February 2007 (the “CLSA Agreement”), the Company agreed to pay CLSA a fee in the amount of US$600,000, paid in two instalments, half on signing of the CLSA Agreement and half within seven days after the date of the Special General Meeting. The Company also agreed to reimburse CLSA for reasonable out-of-pocket expenses and disbursements, and agreed to indemnify CLSA and related persons against various liabilities except in the case of CLSA or its related persons’ wilful default or negligence.

CITIC Group and GE Equity formally engaged Morgan Stanley to act as their financial adviser in connection with the Scheme and the Offers. Pursuant to a letter agreement between CITIC Group, GE Equity and Morgan Stanley dated 9 February 2007, CITIC Group and GE Equity agreed to pay Morgan Stanley a maximum fee in the amount of US$4 million, a portion of which consists of an incentive fee. CITIC Group and GE Equity also agreed to reimburse Morgan Stanley for all reasonable expenses including travel and accommodation costs, document production, delivery and other expenses of this type, and agreed to indemnify Morgan Stanley and related persons against various liabilities except if such liabilities result primarily from the wilful default, negligence or bad faith of such persons.

The Offeror, CITIC Group and GE Equity have also engaged Morgan Stanley & Co. Incorporated to act as the dealer manager of the Share Offer in the United States, for which they will be reimbursed their expenses incurred in connection with the Offers, including, without limitation, printing, mailing and publishing costs. The Offeror, CITIC Group and GE Equity have agreed to indemnify Morgan Stanley & Co. Incorporated against, among other things, certain claims, losses and expenses suffered or incurred by Morgan Stanley & Co. Incorporated arising from their engagement as U.S. dealer manager, except in certain cases such as wilful default or bad faith.

Under the ADS Deposit Agreement, the ADS Depositary is entitled to certain cancellation fees upon cancellation of the ADSs (US$0.05 per ADS). Fees in respect of ADSs cancelled in connection with the implementation of the Offers will be borne by the Offeror.

The Offeror has retained The Bank of New York as the Tender Agent for the ADSs and AsiaSat Shares held by US Shareholders, for a fee of US$25,000 and reimbursement of out-of-pocket expenses (including printing and mailing costs).

Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to AsiaSat Independent Shareholders or ADS Holders on its behalf concerning the Offers.

PART V – US SPECIAL FACTORS

7.	WHERE YOU CAN FIND MORE INFORMATION

AsiaSat files annual and other reports and submits other information with the SEC. The SEC maintains an internet web site that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at http://www.sec.gov. Information filed by AsiaSat with the SEC can be found by reference to AsiaSat’s corporate name or to its SEC file number, 1-14396. You may also read and copy any document filed by AsiaSat at the SEC’s public reference room located at:

100 F Street, N.E., Room 1580

Washington, D.C. 20549

United States

Please call the SEC at 1-800-SEC-0330 (within the United States) or +1 202 551 8090 (outside the United States) for further information on the public reference room and its copy charges.

Because the Offers constitute tender offers and may constitute a “going private” transaction in the United States, AsiaSat, the Offeror and the Offeror’s shareholders, Able Star and GE Equity, and GECC, CITIC Group and Bowenvale will file with the SEC a combined Schedule TO incorporating a Schedule 13E-3 with respect to the proposed Privatisation. The Schedule TO (incorporating the Schedule 13E-3), including any amendments and exhibits filed or incorporated by reference as a part of it, is available for inspection as set forth above. The Schedule TO (incorporating the Schedule 13E-3) will be amended to report promptly any material changes in the information set forth in the most recent Schedule TO filed with the SEC.

The SEC allows AsiaSat and the Offeror to “incorporate by reference” into this Offer Document the information AsiaSat files with it, which means that important information can be disclosed by referring to those documents. The information incorporated by reference is an important part of this Offer Document, and information that is filed later with the SEC will automatically update and supersede this information. AsiaSat and the Offeror incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this Offer Document:

•	AsiaSat’s Annual Report on Form 20-F for the year ended 31 December 2005; and

•	AsiaSat’s Report of a foreign issuer on Form 6-K, filed with the SEC on 7 March 2007.

AsiaSat will provide a copy of any document incorporated by reference in this Offer Document and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to AsiaSat at the following address and telephone number:

Address:	Asia Satellite Telecommunications Holdings Limited,
17/F, The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong

Telephone Number:	+852 2500 0888

Should you want more information regarding AsiaSat, please refer to the annual and other reports filed with or submitted to the SEC.

AsiaSat Shareholders and Optionholders should rely only on the information contained or incorporated by reference in this Offer Document to determine whether to accept the Offers. Neither AsiaSat nor the Offeror has authorised anyone to provide you with information that is different from what is contained in this Offer Document. This Offer Document is dated 25 May 2007. No assumption should be made that the information contained in this Offer Document is accurate as of any date other than the Latest Practicable Date, and neither the mailing of the Offer Document to AsiaSat Shareholders nor the payment of the consideration pursuant to the Offers shall create any implication to the contrary.

APPENDIX I – FURTHER TERMS OF THE OFFERS

1.	FURTHER PROCEDURES FOR ACCEPTANCE

(A) US Shareholders

This section should be read together with the instructions on the Blue Form of Acceptance. The instructions printed on the Blue Form of Acceptance shall be deemed to form part of the terms of the US Share Offer.

(a)	If you are a US Shareholder, to accept the US Share Offer, you should complete the Blue Form of Acceptance in accordance with the instructions therein and return as soon as possible the completed Blue Form of Acceptance to the Tender Agent.

(b)	If you wish to tender your AsiaSat Shares pursuant to the procedure for tender by book-entry transfer or pursuant to a timely confirmation, you must (i) deliver to the Tender Agent at one of its addresses (set forth in the Blue Form of Acceptance), the Blue Form of Acceptance properly completed and duly executed with any required Medallion signature guarantees and any other documents required by the Blue Form of Acceptance and (ii) instruct the financial institution through which you hold your AsiaSat Shares to deliver such AsiaSat Shares by means of book-entry transfer to the the Tender Agent’s custodian bank, Hong Kong and Shanghai Banking Corporation Limited (“HSBC”), for the account of the Tender Agent (Reference – The Bank of New York – AsiaSat Share Tender), in each case prior to 4:00 a.m. on 26 June 2007 (New York time).

(c)	A valid tender will be deemed to have been received only when the Tender Agent receives both a duly completed and signed Blue Form of Acceptance and confirmation from HSBC of book-entry transfer of the related AsiaSat Shares into the Tender Agent’s account.

(d)	The method of delivery of the Blue Form of Acceptance and all other required documents, including delivery through DTC, is at the option and the risk of the tendering US Shareholder and the delivery will be deemed made only when actually received by the Tender Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

(e)	No signature guarantee is required on the Blue Form of Acceptance if such AsiaSat Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on the Blue Form of Acceptance must be Medallion guaranteed by an Eligible Institution.

(f)	No alternative, conditional or contingent tenders will be accepted and no fractional AsiaSat Shares will be purchased. All tendering US Shareholders, by execution of the Blue Form of Acceptance, waive any right to receive any notice of the acceptance of the AsiaSat Shares for payment.

(g)	US Shareholders are only entitled under the terms of the US Share Offer to receive the cash consideration in US dollars. To facilitate the settlement of the US Share Offer, US Shareholders will receive consideration converted into US dollars by the Tender Agent at the Exchange Rate, less fees and expenses in connection with currency conversion and withholding tax, if applicable, in respect of the relevant AsiaSat Shares. The actual amount of US dollars received will depend upon the exchange rate prevailing on or about the day on which funds are received by the Tender Agent. US Shareholders should be aware that the US dollar/Hong Kong dollar exchange rate which is prevailing on or about the date on which a tender is made and on the dates of despatch and receipt of payment may be different from that prevailing on or about the day on which funds are received by the Tender Agent from the Offeror. In all cases, fluctuations in the US dollar/Hong Kong dollar exchange rate are at the risk of accepting US Shareholders. The Offeror and its advisers or agents shall not have any responsibility with respect to the actual amount of cash consideration payable other than in Hong Kong dollars.

(h)	Blue Forms of Acceptance must be received by the Tender Agent by 4:00 a.m. on 26 June 2007 (New York time), and not withdrawn to be validly accepted pursuant to the US Share Offer (please note that the Tender Agent’s business hours are between 9:00 a.m. and 5:00 p.m. New York time).

APPENDIX I – FURTHER TERMS OF THE OFFERS

(B)	ADS Holders

This section should be read together with the instructions on the Letter of Transmittal. The instructions printed on the Letter of Transmittal shall be deemed to form part of the terms of the US Share Offer.

(a)	If you hold ADSs, to accept the US Share Offer, you should complete the Letter of Transmittal and return as soon as possible the completed Letter of Transmittal (along with your ADRs) to the Tender Agent.

(b)	If you are a holder of ADSs evidenced by ADRs, you will have also received a Letter of Transmittal for use in connection with the US Share Offer. This section should be read together with the instructions on the Letter of Transmittal. The instructions printed on the relevant Letter of Transmittal shall be deemed to form part of the terms of the US Share Offer.

(c)	For a holder of ADSs to validly accept the US Share Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the Letter of Transmittal, must be received by the Tender Agent and either the ADRs evidencing such ADSs must be received by the Tender Agent or such ADSs must be delivered pursuant to the procedure for book-entry transfer set out below (and a Book-Entry Confirmation received by the Tender Agent in accordance with such procedures).

(d)	The US Share Offer shall be validly accepted in respect of ADSs by (i) delivery of a Letter of Transmittal, ADRs evidencing ADSs and any other required documents to the Tender Agent by a holder of ADSs (without any further action by the Tender Agent) subject to the terms and conditions set out in the US Offer Document and the Letter of Transmittal or (ii) completion of the book-entry transfer procedures described below. The acceptance of the US Share Offer by a holder of ADSs pursuant to the procedures described above, subject to the withdrawal rights described below, will be deemed to constitute a binding agreement between such holder of ADSs and the Offeror upon the terms and subject to the conditions of the US Share Offer. If a holder of ADSs validly accepts the US Share Offer in respect of an ADS, the AsiaSat Shares represented by such ADS may not be tendered independently. The Offeror may treat as invalid, to the extent that it so determines in its absolute discretion, any acceptance which the Offeror has reason to believe has not been properly authorised by the relevant ADS Holder and/or is inconsistent with any acceptance received from an ADS Holder.

(e)	The Tender Agent will establish an account at the Book-Entry Transfer Facility with respect to ADSs evidenced by ADRs held in book-entry form for the purposes of the Share Offer within two US business days from the date of this document. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of ADSs by causing the Book-Entry Transfer Facility to transfer such ADSs into the Tender Agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer.

Although delivery of ADSs may be effected through book-entry transfer into the Tender Agent’s account at a Book-Entry Transfer Facility, either:

(i)	the Letter of Transmittal, properly completed and duly executed, together with and any required signature guarantees; or

(ii)	an Agent’s Message,

and, in either case, any other required documents, must in any case be transmitted to, and received by, the Tender Agent at the relevant address set out in the Letter of Transmittal before ADSs will be either counted as a valid acceptance, or purchased. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Tender Agent.

(f)	The method of delivery of ADRs, Letters of Transmittal and all other required documents is at the option and risk of the accepting holder of ADSs. ADSs will be deemed delivered only when the ADRs evidencing such ADSs are actually received by the Tender Agent, or, in the case of a book-entry transfer, the Tender Agent has received confirmation of that book-entry transfer. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No acknowledgement of receipt of documents will be given by, or on behalf of the Offeror.

APPENDIX I – FURTHER TERMS OF THE OFFERS

(g)	No signature guarantee is required on the Letter of Transmittal if:

(i)	the Letter of Transmittal is signed by the registered holder of the ADSs in respect of which the US Share Offer is being accepted therewith and such registered holder has not completed either the Box entitled “Special Delivery Instructions” or the Box entitled “Special Payment Instructions” in the Letter of Transmittal; or

(ii)	the US Share Offer is being accepted in respect of such ADSs for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

(h)	If the Letter of Transmittal is signed by a person other than the registered holder(s) of ADSs evidenced by ADRs in respect of which the US Share Offer is being accepted, then such ADRs must be endorsed or accompanied by appropriate stock powers signed exactly as the name or names of the registered owner or owners appear on the ADRs. Signatures on such ADRs or stock powers must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

(i)	If fewer than all of the ADSs evidenced by any ADRs delivered to the Tender Agent are to be tendered, the holder thereof should so indicate in the Letter of Transmittal by filling in the number of ADSs that are tendered in the Box entitled “Number of ADSs Tendered”. In such case, a new ADR for the untendered ADSs will be sent to the registered holder, unless otherwise provided in the Letter of Transmittal in the box entitled “Special Delivery Instructions”, as promptly as practicable following the date the tendered ADSs are accepted for payment. All ADSs delivered to the Tender Agent will be deemed to have been tendered unless otherwise indicated. See Instruction 4 to the Letter of Transmittal.

(j)	By executing the Letter of Transmittal as set out above, the holder of ADSs evidenced by ADRs in respect to which the US Share Offer has been accepted will agree that:

(i)	the Offeror or its agents shall be entitled to direct the exercise of any votes attaching to any AsiaSat Shares represented by ADSs, in respect of which the US Share Offer has been accepted or is deemed to have been accepted (the “Accepted ADSs”) and any other rights and privileges attaching to such AsiaSat Shares, including any right to requisition a general meeting of AsiaSat or any class of its securities; and

(ii)	the execution of the Letter of Transmittal (together with any signature guarantees) and its delivery to the Tender Agent or the completion of the book-entry transfer procedures shall constitute:

(1)	an authority to AsiaSat or its agents from the holder of Accepted ADSs to send any notice, circular, warrant, document or other communication that may be required to be sent to him as a holder of ADSs to the Offeror at its registered office;

(2)	confirmation that such holder of ADSs is entitled to sell and transfer the Accepted ADSs and that such Accepted ADSs are sold fully paid and free from all liens, charges, equitable interests, third-party rights and interests and encumbrances and together with all rights now or hereafter attaching thereto, including voting rights and the right to receive all dividends and other distributions (if any) declared, made or paid with respect to the AsiaSat Shares represented by ADSs; and

(3)	an authority to the Tender Agent to cancel the ADSs and deliver the AsiaSat Shares underlying the ADRs.

References in this section to a “holder of ADSs” shall include references to the person or persons executing a Letter of Transmittal and, in the event of more than one person executing a Letter of Transmittal, the provisions of this section shall apply to them jointly and to each of them.

(k)

ADS Holders are only entitled under the terms of the US Share Offer to receive the cash consideration in US dollars. To facilitate the settlement of the US Share Offer, holders of ADSs will receive consideration converted into US dollars by the Tender Agent, less fees and expenses in connection with currency conversion and withholding tax, if applicable, at the Exchange Rate for delivery in respect of the relevant ADSs. The Offeror will only be responsible for the cancellation fee of $0.05 per ADS. An ADS Holder may receive such amount on the basis set out above only in respect of the whole of his holding of AsiaSat Shares in respect of which he accepts the US Share Offer. The actual amount of US dollars received will depend upon the exchange rate prevailing on the day on which funds are received by the Tender Agent. ADS Holders should be aware that the US dollar/Hong Kong dollar exchange rate which is prevailing on the date

APPENDIX I – FURTHER TERMS OF THE OFFERS

on which a tender is made and on the dates of despatch and receipt of payment may be different from that prevailing on the day on which funds are received by the Tender Agent from the Offeror. In all cases, fluctuations in the US dollar/Hong Kong dollar exchange rate are at the risk of accepting ADS Holders. The Offeror and its advisers or agents shall not have any responsibility with respect to the actual amount of cash consideration payable other than in Hong Kong dollars.

(l)	Letters of Transmittal must be received by the Tender Agent by 4:00 a.m. on 26 June 2007 (New York time) and not withdrawn to be validly accepted pursuant to the US Share Offer.

2.	ACCEPTANCE PERIOD AND REVISIONS

The Offers are made on 25 May 2007, namely the date of filing of this Offer Document with the SEC, and are capable of acceptance on and from this date.

The Offeror does not intend to extend the Offers or provide a Subsequent Offering Period but it reserves the right to do so in accordance with the relevant provisions of the Takeovers Code as provided in Rule 18.2 of the Takeovers Code, namely in the event of a higher competing offer or the improved offer being recommended by the Board. Unless the Offers have previously been extended, all acceptances must be received by 4:00 a.m. on 26 June 2007 in New York in respect of the US Share Offer, and the Offers will close on 26 June 2007.

The Offeror does not intend to revise the terms of the Offers. If in the course of the Offers, the Offeror revises its terms, all the AsiaSat Independent Shareholders and the Optionholders, whether or not they have already accepted the Offers, will be entitled to the revised terms. A revised offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

3.	ANNOUNCEMENTS

(a)	As required by Rule 19.1 of the Takeovers Code, by 6:00 p.m. (or such later time and/or date as the Executive agrees) on Tuesday, 26 June 2007 (Hong Kong time) which is the Closing Date, the Offeror must inform the Executive and the Stock Exchange of its intention in relation to the revision, extension or expiry of the Offers. The Offeror must publish an announcement through the Stock Exchange by 7:00 p.m. on the Closing Date stating whether the Offers have been revised, extended or have expired. Such announcement must be republished in accordance with the requirements set out below on the next business day.

The announcement will state the total number of AsiaSat Shares and Options and rights over Shares:

(i)	for which acceptances of the Offers have been received;

(ii)	held, controlled or directed by the Offeror or persons acting in concert with it before the offer period; and

(iii)	acquired or agreed to be acquired during the offer period by the Offeror or any persons acting in concert with it.

The announcement will also include the details of voting rights, rights over AsiaSat Shares, derivatives and arrangements as required in rules 3.5(c), (d) and (f) of the Takeovers Code. The announcement will also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers. If the Offeror is unable to publish such announcement, the Executive may require pursuant to Rule 19.2 of the Takeovers Code that the Offeror grants rights of withdrawal in respect of the Offers, until the requirements of Rule 19 of the Takeovers Code can be met.

(b)	As required under the Takeovers Code and the Listing Rules, all announcements in relation to the Offers will be republished as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper published daily and circulating generally in Hong Kong. Copies of all documents will be delivered to the Executive and the Stock Exchange (Listing Division) in electronic form, in accordance with their requirements from time to time for publication on their respective websites.

4.	RIGHT OF WITHDRAWAL UNDER THE US SHARE OFFER

The US Share Offer is subject to the US tender offer rules applicable to securities registered under the Exchange Act, as well as to the Takeovers Code and other relevant Hong Kong regulations. This has necessitated a number

APPENDIX I – FURTHER TERMS OF THE OFFERS

of changes from the procedures which normally apply to offers for companies governed by Hong Kong law, including those applicable to the rights of US Shareholders and ADS Holders to withdraw their acceptance of the US Share Offer.

Under the US Share Offer, US Shareholders and ADS Holders will be able to withdraw their acceptances at any time during the Offer Period. The US Share Offer will be deemed not to have been validly accepted in respect of any AsiaSat Shares or ADSs acceptances in respect of which have been validly withdrawn. However, the US Share Offer may be accepted again in respect of any withdrawn AsiaSat Shares or ADSs by following one of the procedures described below at any time prior to expiry of the US Share Offer.

To be effective, a written notice of withdrawal must be received on a timely basis by the Tender Agent to whom the acceptance was originally sent at their respective address and must specify the name of the person who has tendered the AsiaSat Shares or ADSs, the number of AsiaSat Shares or ADSs to be withdrawn and, if ADSs have been tendered, the name of the registered holder, if different from the name of the person whose acceptance is to be withdrawn. “Written notice” (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting holders of AsiaSat Securities or his/their agent(s) duly appointed in writing (evidence of whose appointment satisfactory to the Offeror is produced with the notice). Facsimile or other electronic transmissions are not sufficient in the United States to constitute written notice.

The AsiaSat Shares in respect of which acceptances have been properly withdrawn may subsequently be re-assented to the US Share Offer by following one of the procedures set out in section (1) of this Appendix I, at any time while the US Share Offer remains open for acceptance.

In respect of ADSs, if ADRs have been delivered or otherwise identified to the Tender Agent, then, prior to the physical release of such ADRs, the serial numbers shown on such ADRs must be submitted and, if a signature guarantee was required on the original Letter of Transmittal, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If ADSs evidenced by ADRs have been delivered pursuant to the procedures for book-entry transfer set out in section (1)(B)(d) of this Appendix I, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, acting reasonably, whose determination will be final and binding. None of the Offeror, AsiaSat, Morgan Stanley, the Tender Agent, the Registrar or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification or for any determination under this paragraph.

5.	GENERAL

(a)	All communications, notices, Acceptance Forms, certificates of AsiaSat Shares, transfer receipts, other documents of title or indemnity and remittances to be delivered by or sent to the holders of AsiaSat Shares will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of the Offeror, or Morgan Stanley or any of their respective agents accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b)	Subject to the terms of the Takeovers Code, acceptance(s) of the Offers may, at the discretion of the Offeror, be treated as valid even if not accompanied by the Share certificate(s) and/or other document(s) of title, and if such acceptance(s) are treated as valid, cheque(s) for the consideration in respect of the US Share Offer will be made promptly after the Closing Date.

(c)	The provisions set out in the accompanying Acceptance Forms form part of the terms of the Offers.

(d)	The accidental omission to despatch this Offer Document and/or Acceptance Forms or any of them to any person to whom the US Share Offer is made will not invalidate the US Share Offer in any way.

(e)	To the extent permissible, the Offers and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

APPENDIX I – FURTHER TERMS OF THE OFFERS

(f)	Due execution of the Acceptance Forms will constitute an authority to any Offeror Director or such person or persons as the Offeror or Morgan Stanley may direct to complete and execute any document on behalf of the person accepting the Offers and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror or such person or persons as it may direct the AsiaSat Shares in respect of which such person has accepted the Offers.

(g)	Acceptance of the US Share Offer by any person or persons will be deemed to constitute a warranty by such person or persons to the Offeror that the AsiaSat Shares acquired under the US Share Offer are sold by any such person or persons free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching thereto including the rights to receive all future dividends or other distributions declared, paid or made on the AsiaSat Shares on or after 13 February 2007, being the date of the Privatisation Announcement, and prior to the Closing Date. Accordingly, as the AsiaSat final dividend of HK$0.27 per AsiaSat Share for the financial year ended 31 December 2006 was paid on 22 May 2007 to AsiaSat Shareholders who were on the register of members of the Company or to ADS Holders who were on the records maintained by or on behalf of the ADS Depositary at 4:30 p.m. on 10 May 2007 and retained by them, the final dividend will be deducted from the Share Offer Price. US Shareholders and ADS Holders who accept the US Share Offer will receive a net sum of HK$15.73 (which shall be converted into US dollars) per duly accepted AsiaSat Share or, a net sum of HK$157.30 (which shall be converted into US dollars) per duly accepted ADS, within 10 days after the Closing Date.

(h)	Sellers’ ad valorem stamp duty for the AsiaSat Shares registered on the Hong Kong branch register arising in connection with the acceptance of the US Share Offer will be payable by holders of the AsiaSat Shares or ADSs at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration payable by the Offeror for such person’s AsiaSat Shares (or the market value of such person’s AsiaSat Shares) and will be deducted from the cash amount due to such person under the US Share Offer. The Offeror will pay the buyer’s ad valorem stamp duty on its own behalf and the seller’s ad valorem stamp duty on behalf of the accepting holders of the AsiaSat Shares in respect of the AsiaSat Shares accepted under the US Share Offer.

(i)	The Offeror does not intend to apply any right which may be available to it to acquire compulsorily any AsiaSat Shares not acquired under the US Share Offer after the US Share Offer has closed.

(j)	Settlement of the consideration to which any AsiaSat Shareholder is entitled under the US Share Offer will be implemented in full in accordance with the terms of the US Share Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such AsiaSat Shareholder.

(k)	References to the Offers in this Offer Document and in the Acceptance Forms shall include any revision and/or extension thereof.

(l)	The making of the US Share Offer to persons with a registered address in a jurisdiction outside Hong Kong may be affected by the laws of the relevant jurisdictions. Holders of AsiaSat Shares who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the US Share Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

(m)	The Tender Agent, the Bank of New York, is situated at Tender & Exchange Department, P.O. Box 11248, Church Street Station, New York, NY 10286-1248.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

All amounts in this Appendix II are in thousands of Hong Kong dollars unless otherwise stated.

1.    THREE-YEAR FINANCIAL SUMMARY

The auditor’s report in respect of the Group’s respective consolidated financial statements prepared in accordance with HKFRS for the three financial years ended 31 December 2006 did not contain any qualification. There were no exceptional or extraordinary items in such consolidated financial statements.

The following financial information is extracted from the audited consolidated financial statements of the Group prepared in accordance with HKFRS, for each of the three financial years ended 31 December 2004, 31 December 2005 and 31 December 2006:

RESULTS

	Year ended 31 December
	2006	2005	2004
Sales	929,902	879,705	1,004,982

Profit before income tax	508,927	416,635	491,616
Income tax expense	(55,522)	(51,270)	(60,536)

Profit from continuing operations and for the year	453,405	365,365	431,080

Attributable to:
Equity holders of the Company	454,009	366,184	431,216
Minority interests	(604)	(819)	(136)

	453,405	365,365	431,080

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in HK$ per share)
- basic	1.16	0.94	1.10
- diluted	1.16	0.94	1.10

Dividends	136,593	136,593	136,593
Dividend per share (HK$ per share)	0.35	0.35	0.35

ASSETS AND LIABILITIES

	As at 31 December
	2006	2005	2004
Total assets	5,091,212	4,683,530	4,549,247
Total liabilities	(664,675)	(573,805)	(668,294)

	4,426,537	4,109,725	3,880,953
Minority interests	(4,933)	(5,537)	(6,356)

Equity attributable to shareholders of the Company	4,421,604	4,104,188	3,874,597

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

2.    AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

The following information has been extracted from the audited consolidated financial statements of the Group for the year ended 31 December 2006:

Consolidated balance sheet

	Note	As at 31 December
		2006	2005
ASSETS
Non-current assets
Property, plant and equipment	7	2,630,847	2,620,911
Leasehold land and land use rights	6	23,616	24,199
Intangible assets	8	1,276	1,339
Unbilled receivable		171,047	174,563
Interests in associates	10	10,057	14,294
Amount paid to tax authority	11	154,911	93,666

Total non-current assets		2,991,754	2,928,972

Current assets
Inventories	13	354	434
Trade and other receivables	12	119,647	118,598
Cash and cash equivalents	14	1,979,457	1,635,526

Total current assets		2,099,458	1,754,558

Total assets		5,091,212	4,683,530

EQUITY
Capital and reserves attributable to the Company’s equity holders
Ordinary shares	15	39,027	39,027
Share premium	15	4,614	4,614
Retained earnings
- proposed final dividend	26	105,372	105,372
- others		4,272,591	3,955,175

		4,421,604	4,104,188
Minority interests		4,933	5,537

Total equity		4,426,537	4,109,725

LIABILITIES
Non-current liabilities
Deferred income tax liabilities	17	191,739	192,654
Deferred revenue	16	142,624	87,654
Other payables		1,770	—

Total non-current liabilities		336,133	280,308

Current liabilities
Construction payables		1,736	3,096
Other payables and accrued expenses		96,495	64,118
Deferred revenue	16	153,101	151,982
Current income tax liabilities		77,089	74,180
Dividend payable		121	121

Total current liabilities		328,542	293,497

Total liabilities		664,675	573,805

Total equity and liabilities		5,091,212	4,683,530

Net current assets		1,770,916	1,461,061

Total assets less current liabilities		4,762,670	4,390,033

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Consolidated income statement

		Year ended 31 December
	Note	2006	2005
Continuing operations
Sales	5	929,902	879,705
Cost of services	19	(410,640)	(419,029)

Gross profit		519,262	460,676
Other gains - net	18	92,793	43,711
Administrative expenses	19	(94,585)	(83,880)

Operating profit		517,470	420,507
Finance costs	21	(152)	—
Share of loss of associates		(8,391)	(3,872)

Profit before income tax		508,927	416,635
Income tax expense	22	(55,522)	(51,270)

Profit from continuing operations and for the year		453,405	365,365

Attributable to:
- equity holders of the Company	24	454,009	366,184
- minority interests		(604)	(819)

		453,405	365,365

Earnings per share for profit attributable to the equity holders of the Company during the year
- basic	25	1.16	0.94

- diluted	25	1.16	0.94

Dividends	26	136,593	136,593

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Consolidated statement of changes in equity

	Note	Attributable to equity holders of the Company				Minority interests	Total
		Share capital	Share premium	Retained earnings	Total
Balance at 1 January 2005		39,027	4,614	3,830,956	3,874,597	6,356	3,880,953

Profit/(Loss) for the year		—	—	366,184	366,184	(819)	365,365
Final dividend relating to 2004		—	—	(105,372)	(105,372)	—	(105,372)
Interim dividend relating to 2005	26	—	—	(31,221)	(31,221)	—	(31,221)

		—	—	229,591	229,591	(819)	228,772

Balance at 31 December 2005		39,027	4,614	4,060,547	4,104,188	5,537	4,109,725

Balance at 1 January 2006, as per above		39,027	4,614	4,060,547	4,104,188	5,537	4,109,725

Profit/(Loss) for the year		—	—	454,009	454,009	(604)	453,405
Final dividend relating to 2005	26	—	—	(105,372)	(105,372)	—	(105,372)
Interim dividend relating to 2006	26	—	—	(31,221)	(31,221)	—	(31,221)

		—	—	317,416	317,416	(604)	316,812

Balance at 31 December 2006		39,027	4,614	4,377,963	4,421,604	4,933	4,426,537

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Consolidated cash flow statement

	Note	Year ended 31 December
		2006	2005
Cash flows from operating activities:
- continuing operations	27	752,062	609,717
- Hong Kong Profits Tax paid		(40,260)	(79,186)
- overseas tax paid		(13,268)	(16,181)

Cash flows from operating activities - net		698,534	514,350

Cash flows (used in)/from investing activities:
- purchase of property, plant and equipment		(306,736)	(23,659)
- purchase of intangible assets		(97)	—
- repayment of loan from an associate	31	—	5,070
- repayment of loan from an independent third party		—	2,062
- interest received		88,747	39,833
- proceeds from disposal of property, plant and equipment		76	108

Cash flows (used in)/from investing activities - net		(218,010)	23,414

Cash flows used in financing activities:
- dividends paid	26	(136,593)	(136,593)

Cash flows used in financing activities - net		(136,593)	(136,593)

Net increase in cash and cash equivalents		343,931	401,171
Cash and cash equivalents at beginning of the year		1,635,526	1,234,355

Cash and cash equivalents at end of the year, representing bank balances and cash	14	1,979,457	1,635,526

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

1.	General information

Asia Satellite Telecommunications Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) are engaged in the provision of transponder capacity.

The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company’s shares are listed on the New York Stock Exchange (in the form of American Depositary Shares) and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the “Stock Exchange”).

These consolidated financial statements are presented in thousands of units of Hong Kong dollars (HK$’000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 5 March 2007 and signed on its behalf by Mr. JU Wei Min (Director) and Mr. Peter Jackson (Director).

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) and have been prepared under the historical cost convention.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

New standards and amendments to published standards

The following new standards, amendments to standards and interpretations are mandatory for the financial year ended 31 December 2006:

•	Amendment to IAS/HKAS 19, “Actuarial gains and losses, group plans and disclosures”, effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

•	Amendment to IAS/HKAS 39, Amendment to “The fair value option”, effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

•	Amendment to IAS/HKAS 21, Amendment “Net investment in a foreign operation”, effective for annual periods beginning on or after 1 January 2006. This amendment has no impact on the Group;

•

Amendment to IAS/HKAS 39, Amendment “Cash flow hedge accounting of forecast intragroup transactions”, effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

•	Amendment to IAS/HKAS 39 and IFRS/HKFRS 4, Amendment “Financial guarantee contracts”, effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

•	IFRS/HKFRS 6, “Exploration for and evaluation of mineral resources”, effective for annual periods beginning on or after 1 January 2006. This standard is not relevant for the Group;

•

IFRIC/HK(IFRIC)-Int 4, “Determining whether an arrangement contains a lease”, effective for annual periods beginning on or after 1 January 2006. The Group has reviewed its contracts. Some of them are required to be accounted for as leases in accordance with IAS/HKAS 17, “Leases”. However, these leases are operating leases, and their reclassification has had no impact on the expense recognised in respect of them;

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

•

IFRIC/HK(IFRIC)-Int 5, “Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds”, effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Group; and

•

IFRIC/HK(IFRIC)-Int 6, “Liabilities arising from participating in a specific market – waste electrical and electronic equipment”, effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the Group.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

•

IFRIC/HK(IFRIC)-Int 7, “Applying the restatement approach under IFRS/HKFRS 29”, effective for annual periods beginning on or after 1 March 2006. Management does not expect this interpretation to be relevant for the Group;

•	IFRIC/HK(IFRIC)-Int 8, “Scope of IFRS/HKFRS 2”, effective for annual periods beginning on or after 1 May 2006. Management does not expect to be relevant for the Group;

•

IFRIC/HK(IFRIC)-Int 9, “Reassessment of embedded derivatives”, effective for annual periods beginning on or after 1 June 2006. Management does not expect the interpretation to be relevant for the Group;

•

IFRIC/HK(IFRIC)-Int 10, “Interim financial reporting and impairment”, effective for annual periods beginning on or after 1 November 2006. Management is currently assessing the impact of the interpretation on the Group’s operations.

•

IFRS/HKFRS 7, “Financial instruments: Disclosures”, effective for annual periods beginning on or after 1 January 2007. IAS/HKAS 1, “Amendments to capital disclosures”, effective for annual periods beginning on or after 1 January 2007. Management is currently assessing the impact of this standard on the Group’s operations;

•

IFRIC-Int 11-IFRS 2, “Group and treasury share transactions”, effective for annual periods beginning on or before 1 March 2007. Management does not expect this interpretation to be relevant for the Group;

•

IFRIC-Int 12, “Service concession arrangements”, effective for annual periods beginning on or before 1 January 2008. Management is currently assessing the impact of this interpretation on the Group’s operations; and

•	IFRS 8, “Operating segments”, effective for annual periods beginning on or before 1 January 2009. Management is currently assessing the impact of this standard on the Group’s operations.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

2.3	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity.

2.5	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less any identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, at the following rates per annum:

Satellites:
– AsiaSat 2	8%
– AsiaSat 3S	6.25%
– AsiaSat 4	6.67%
Buildings	4%
Tracking facilities	10%-20%
Furniture, fixtures and fittings	20%-33%
Other equipment	25%-33%
Motor vehicles	25%
Plant and machinery	20%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.6	Intangible assets – Licences

The licences are shown at historical cost. One licence has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life (112 months). The other licence does not have a finite useful life.

2.7	Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8	Goodwill

Goodwill represents the excess of the cost of an investment over the fair value of the Group’s share of the net identifiable assets of the acquired associates at the date of investment. Goodwill on investment of associates is included in interests in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

2.9	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (“FIFO”) method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.10	Trade and other receivables

Trade and other receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 180 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement within administrative expenses.

2.11	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.12	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.13	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

2.14	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15	Employee benefits

(a)	Pension obligations

The Group participates in defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b)	Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

(c)	Profit-sharing and bonus plans

The expected cost of profit sharing and bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

2.	Summary of significant accounting policies (continued)

2.16	Provisions

Provisions for environmental restoration, asset retirement obligations, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2.17	Revenue recognition

Revenue from transponder utilisation is recognised on a straight-line basis over the period of the agreements. The excess of revenue recognised on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

Services under transponder utilisation agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognised as revenue are recorded as deferred revenue. Deferred revenue which will be recognised in the following year is classified under current liabilities and amounts which will be recognised after one year are classified as non-current.

Interest income is accrued on a time basis, by reference to the principal amounts outstanding and at the interest rate applicable.

2.18	Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

2.19	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company’s equity holders.

3.	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: foreign exchange risk, credit risk and cash flow interest-rate risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)	Foreign exchange risk

During the year, almost all of the Group’s revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in US dollars. The Group’s remaining expenses were primarily denominated in Hong Kong dollars. At 31 December 2006, almost all the Group’s transponder utilisation agreements, transponder purchase agreement, loan agreements, obligations to purchase telemetry, tracking and control equipment were denominated in US dollars. Hence, the Group does not have any significant currency exposure and does not need to hedge.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

3.	Financial risk management (continued)

(b)	Credit risk

The Group has no significant concentrations of credit risk. The Group maintains provision for impairment of receivables and for estimated losses that result from the inability of its customers to make the required payments. The Group bases its provision on the likelihood of recoverability of account receivables based on past experience and current collection trends that are expected to continue. The Group’s evaluation also includes the length of time the receivables are past due and the general business environment.

(c)	Cash flow interest-rate risk

The Group has no significant interest-bearing assets or liabilities, however, the Group earns interest income from short term deposits which are affected by the changes in market interest rates.

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The issue of Indian tax is covered under Contingencies in note 28 below.

(c)	Useful lives of in-orbit satellites

The Group’s operations are capital intensive and it has significant investments in satellites. The carrying value of the Group’s in-orbit satellites (AsiaSat 2, AsiaSat 3S and AsiaSat 4) represented 42% of its total assets as of 31 December 2006 (2005: 52%). The Group estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than the Group has estimated, the Group would have a smaller depreciation expense. As a result, if the Group’s estimations of the useful lives of its satellites are not accurate or are required to be changed in the future, the Group’s net income in future periods would be affected.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

4.	Critical accounting estimates and judgments (continued)

(d)	Realisability of the carrying amounts of long-lived assets

The Group is required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. If any such indication exists, the Group should estimate the recoverable amount of the long-lived assets. An impairment loss is recognised for the excess of the carrying amount of such long-lived assets over their recoverable amounts. The value in use is the discounted present value of the cash flows expected to arise from the continuing use of long-lived assets and cash arising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilisation agreements (“Existing Agreements”).

Modifications to the terms of the Existing Agreements that result in shorter utilisation periods than previously agreed and/or those that result in the reduction in agreed rates will result in a lower recoverable amount (if the discount rate used is not changed); which may, in turn, result in a situation wherein the recoverable amounts are less than the carrying amounts (therefore, an impairment loss would need to be recognised).

(e)	Provision for impairment of receivables

The issue is covered under credit risk in note 3.1 (b) above.

5.	Sales and segment information

Sales:

The Group’s sales is analysed as follows:

	2006	2005
Income from provision of satellite transponder capacity
- recurring	850,425	850,436
- non-recurring	49,911	—
Sales of satellite transponder capacity	24,491	24,491
Other revenue	5,075	4,778

	929,902	879,705

The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group’s primary reporting format for segment reporting purposes under HKAS 14 “Segment Reporting” is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

The following table provides an analysis of the Group’s sales by geographical markets:

	2006	2005
Hong Kong	341,567	341,698
Greater China, including Taiwan	194,831	202,730
United States of America	79,813	78,205
United Kingdom	53,211	49,401
Australia	37,317	27,927
Others	223,163	179,744

	929,902	879,705

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

6.	Leasehold land and land use rights – Group

The Group’s interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2006	2005
In Hong Kong held on:
Leases of over 50 years	—	—
Leases of between 10 to 50 years	23,616	24,199

	23,616	24,199

	2006	2005
Opening	24,199	24,782
Amortisation of prepaid operating lease payment	(583)	(583)

Closing	23,616	24,199

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

7.	Property, Plant and Equipment – Group

	Satellites and tracking facilities			Furniture, fixtures and fittings	Office equipment	Motor vehicles	Plant and equipment	Total
	In operation	Under construction	Buildings
At 1 January 2005
Cost	4,232,629	9,635	117,900	10,854	7,646	3,871	2,370	4,384,905
Accumulated depreciation	(1,467,509)	—	(5,109)	(8,699)	(5,764)	(1,715)	(1,642)	(1,490,438)

Net book amount	2,765,120	9,635	112,791	2,155	1,882	2,156	728	2,894,467

Year ended 31 December 2005
Opening net book amount	2,765,120	9,635	112,791	2,155	1,882	2,156	728	2,894,467
Additions	1,337	10,309	98	7,377	1,584	865	—	21,570
Transfer	19,539	(19,539)	—	—	—	—	—	—
Disposals (note 27)	—	—	—	(7)	(2)	—	—	(9)
Depreciation	(286,032)	—	(4,716)	(2,178)	(1,068)	(907)	(216)	(295,117)

Closing net book amount	2,499,964	405	108,173	7,347	2,396	2,114	512	2,620,911

At 31 December 2005
Cost	4,253,504	405	117,998	11,142	8,928	4,137	2,371	4,398,485
Accumulated depreciation	(1,753,540)	—	(9,825)	(3,795)	(6,532)	(2,023)	(1,859)	(1,777,574)

Net book amount	2,499,964	405	108,173	7,347	2,396	2,114	512	2,620,911

Year ended 31 December 2006
Opening net book amount	2,499,964	405	108,173	7,347	2,396	2,114	512	2,620,911
Additions	6,332	297,537	81	1,747	728	1,111	4	307,540
Transfer	—	(538)	538	—	—	—	—	—
Disposals (note 27)	—	—	—	(5)	—	—	(1)	(6)
Depreciation	(286,448)	—	(4,743)	(3,951)	(1,196)	(1,077)	(183)	(297,598)

Closing net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	332	2,630,847

At 31 December 2006
Cost	4,259,836	297,404	118,617	12,879	9,198	4,806	2,372	4,705,112
Accumulated depreciation	(2,039,988)	—	(14,568)	(7,741)	(7,270)	(2,658)	(2,040)	(2,074,265)

Net book amount	2,219,848	297,404	104,049	5,138	1,928	2,148	332	2,630,847

Depreciation expense of $297,598 (2005: $295,117) has been expensed in cost of services.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

8.	Intangible assets – Group

Licences
At 1 January 2005 and 31 December 2005
Cost	1,500
Accumulated amortisation and impairment	(161)

Net book amount	1,339

Year ended 31 December 2006
Opening net book amount	1,339
Additions (a)	97
Amortisation expense (b) (note 19)	(160)

Closing net book amount	1,276

At 31 December 2006
Cost	1,597
Accumulated amortisation and impairment	(321)

Net book amount	1,276

Notes:

(a)	Additions refer to the Direct-to-Home (“DTH”) broadcasting licence fee at Macau which has an infinite useful life, as the Macau government granted a broadcasting right until the end of the DTH project and is carried at cost. The carrying value as at 31 December 2006 was $97 (2005: Nil).

(b)	Amortisation expense of $160 (2005: $161) is included in the administrative expenses in the income statement.

9.	Investments in subsidiaries

Investments	in subsidiaries

	Company
	2006	2005
Unlisted shares in subsidiaries, at cost	429,054	429,054

The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganisation in 1996.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

9.	Investments in subsidiaries (continued)

The following is a list of the principal subsidiaries and a controlled partnership at 31 December 2006:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued share capital and debt securities	Interest held
AsiaSat BVI Limited	British Virgin Islands, limited liability company	Investment holding in Hong Kong	3,000 ordinary shares of US$1 each	*100%

Asia Satellite Telecommunications Company Limited	Hong Kong, limited liability company	Provision of satellite transponder capacity worldwide	30,000 ordinary shares and 20,000 non-voting deferred shares of HK$10 each	100%

Hanbury International Limited	British Virgin Islands, limited liability company	Inactive in Hong Kong	1 ordinary share of HK$1 each	100%

SAT Limited	Republic of Mauritius, limited liability company	Inactive in Republic of Mauritius	100 ordinary shares of US$1 each	*100%

Skywave TV Company Limited (formerly known as Auspicious City Limited)	Hong Kong, limited liability company	Provision of DTH broadcasting services in Hong Kong and Mainland China	3,000,002 ordinary shares of HK$10 each	80%

Sornico Limited	Hong Kong, limited liability company	Inactive in Hong Kong	2 ordinary shares of HK$10 each	100%

The First Asian Satellite Leasing Limited Partnership (the “Partnership”)	Hong Kong, limited liability partnership	Inactive in Hong Kong	N/A	1%

Auspicious Colour Limited	Hong Kong, limited liability company	Inactive in Hong Kong	1 ordinary share of HK$1 each	100%

*	Shares held directly by the Company.

The Company continues to control the Partnership as it is a general partner and accordingly continues to consolidate it.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

10.	Interests in associates – Group

	2006	2005
Beginning of the year	14,294	13,397
Share of associates’ losses	(8,391)	(3,872)
Additions	4,154	4,769

End of the year	10,057	14,294

Note:

Interests in associates at 31 December 2006 include goodwill of $442 (2005: $442).

The Group’s interest in its principal associates, all of which are unlisted, were as follows:

Name	Particulars of issued shares held	Country of incorporation	Assets	Liabilities	Revenues	Profit/(loss)	% Interest held
							%
2005

Beijing Asia Sky Telecommunications Technology Company Limited	N/A	China	42,011	25,945	2,721	(7,909)	49

SpeedCast Holdings Limited	Ordinary shares of US$0.0001 each	Cayman Islands	39,392	25,345	82,673	368	47

SpeedCast Limited (Note (1))	Ordinary shares of HK$0.01 each	Hong Kong	N/A	N/A	N/A	N/A	47

			81,403	51,290	85,394	(7,541)

2006

Beijing Asia Sky Telecommunications Technology Company Limited	N/A	China	25,829	26,406	9,235	(17,124)	49

SpeedCast Holdings Limited	Ordinary shares of US$0.0001 each	Cayman Islands	46,441	27,167	111,889	5,228	47

SpeedCast Limited (Note (1))	Ordinary shares of HK$0.01 each	Hong Kong	N/A	N/A	N/A	N/A	47

			72,270	53,573	121,124	(11,896)

Note:

(1)	SpeedCast Limited is the wholly-owned subsidiary of SpeedCast Holdings Limited. Accordingly, assets, liabilities, revenues and profit/(loss) are not disclosed again.

The Group has not recognised profit amounting to $2,473 (2005: $174) for SpeedCast Holdings Limited as the Group’s share of loss exceeds its interest in SpeedCast. The accumulated losses not recognised were $9,561 (2005: $12,034).

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

11.	Amount paid to tax authority – Group

At the balance sheet date, an amount of approximately $154,911 (2005: $93,666) had been paid to the Government of India. For details, please refer to note 28.

12.	Trade and other receivables – Group

	2006	2005
Trade receivables	81,888	90,653
Trade receivables from related parties (note 31)	10,660	7,678
Less: provision for impairment of receivables	(22,462)	(30,930)

Trade receivables – net	70,086	67,401
Receivables from related parties (note 31)	14,629	15,503
Other receivables	14,068	10,831
Deposits and prepayments	20,864	24,863

	119,647	118,598
Less non-current portion: loans to related parties	—	—

Current portion	119,647	118,598

The Group does not normally provide credit terms to its trade customers. The Company usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

	2006	2005
0 to 30 days	29,329	27,768
31 to 60 days	15,967	8,652
61 to 90 days	15,717	14,315
91 to 180 days	7,884	10,074
181 days or above	1,189	6,592

	70,086	67,401

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

As of 31 December 2006, trade receivables of $22,462 (2005: $30,930) were impaired and fully provided. The impaired receivables mainly relate to customers’ failure to make payment for more than six months. The ageing of these receivables is as follows:

	2006	2005
3 to 6 months	9,830	1,682
Over 6 months	12,632	29,248

	22,462	30,930

Movements on the provision for impairment of trade receivables are as follows:

	2006	2005
At 1 January	30,930	23,230
Provision for impairment of receivables	—	7,700
Unused amounts reversed	(8,468)	—

At 31 December	22,462	30,930

The creation and release of provision for impaired receivables have been included in administrative expenses in the income statement.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

13.	Inventories – Group

	2006	2005
Merchandise	354	434

The cost of inventories recognised as expense and included in cost of services amounted to HK$87 (2005: HK$500).

14.	Cash and cash equivalents – Group

	2006	2005
Cash at bank and in hand	4,506	13,173
Short-term bank deposits	1,974,951	1,622,353

	1,979,457	1,635,526

The effective interest rate on short-term bank deposits was 4.9% (2005: 3.1%); these deposits have an average maturity of 21 days (2005: 17 days).

Cash includes the following for the purposes of the cash flow statement:

	2006	2005
Cash and cash equivalents	1,979,457	1,635,526

15.	Share capital

	Number of shares	Ordinary shares	Share premium	Total
	(thousands)
At 31 December 2006 and 31 December 2005	390,266	39,027	4,614	43,641

The total authorised number of ordinary shares is 550,000,000 shares (2005: 550,000,000 shares) with a par value of HK$0.10 per share (2005: HK$0.10 per share). All issued shares are fully paid.

Share option schemes

A share option scheme is adopted to provide incentives to employees and directors and to promote the long term financial success of the Company. The details of the scheme are as follows:

(i) Share Option Scheme adopted on 3 June 1996

In accordance with the Company’s share option scheme (the “1996 Scheme”) adopted pursuant to a resolution passed on 3 June 1996, the Board of Directors of the Company may at their discretion grant options to all permanent, full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The primary purpose of the 1996 Scheme was to provide incentives to eligible employees.

The total number of shares in respect of which options may be granted under the 1996 Scheme (including options already exercised) was not permitted to exceed 10 per cent. of the issued share capital of the Company at any point in time. The maximum number of share options issued to any employee, based on the subscription price of the options, shall not exceed four times the annual basic salary (excluding bonuses and allowances) of that employee.

Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. An option may be exercisable up to 50 per cent. on or after the third anniversary of the date of grant, up to 75 per cent on or after the fourth anniversary and fully on or after the fifth anniversary but before the tenth anniversary of the date of offer unless the Board of Directors specifies other periods. The exercise price was determined by the Board of Directors and was based on the average closing price of the shares for the five trading days immediately preceding the date of grant.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

15.	Share capital (continued)

The 1996 Scheme was terminated on 25 January 2002 pursuant to a resolution passed on that date.

(ii) Share Option Scheme adopted on 25 January 2002

A share option scheme (the “2002 Scheme”) was adopted pursuant to a resolution passed on 25 January 2002 for the primary purpose of attracting and retaining the best personnel for the development of the Company’s businesses, and providing incentives to employees, Directors, consultants, agents, representatives and advisers, and promoting the long term financial success of the Company. The 2002 Scheme will expire on 24 January 2012.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the employees, including Directors, of the Company or any company that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company, to subscribe for shares in the Company. Options granted to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is also the grantee).

No options have been granted during 2003 and onwards. At 31 December 2002, the number of shares in respect of which options had been granted under the 2002 Scheme was 7,149,500 representing 1.83 per cent of the shares of the Company in issue at that date. Total consideration received in 2002 from employees for taking up the options granted amounted to HK$105.

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30 per cent of the issued share capital of the Company from time to time. In addition, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not, in aggregate, exceed 10 per cent of the issued share capital of the Company at the adoption date of the 2002 Scheme, being 39,026,550 shares, without prior approval from the Company’s shareholders.

The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1 per cent of the shares of the Company in issue, without prior approval from the Company’s shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1 per cent of the Company’s issued share capital or with a value in excess of HK$5 million must be approved in advance by the Company’s shareholders.

Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 10 years from the date of grant. The exercise price is determined by the Board of Directors and will not be less than the higher of the closing price of the Company’s shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

The financial impact of share options granted is not recorded in the Company’s or the Group’s balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

15.	Share capital (continued)

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

Option A:
	2006		2005
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January	17.48	1,634,000	17.48	1,691,500
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Lapsed	17.48	(1,634,000)	17.48	(57,500)

At 31 December	17.48	—	17.48	1,634,000

Option B:
	2006		2005
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January	17.48	1,655,000	17.48	1,753,000
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Lapsed	17.48	(25,000)	17.48	(98,000)

At 31 December	17.48	1,630,000	17.48	1,655,000

Option C:
	2006		2005
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
At 1 January	14.35	3,311,500	14.35	3,481,500
Granted	—	—	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
Lapsed	14.35	(100,000)	14.35	(170,000)

At 31 December	14.35	3,211,500	14.35	3,311,500

Out of the 4,841,500 options outstanding (2005: 6,600,500 options), the number of exercisable options are as follows:

	2006		2005
	Average exercise price in HK$ per share	Options	Average exercise price in HK$ per share	Options
Option A	17.48	—	17.48	1,634,000
Option B	17.48	1,630,000	17.48	1,655,000
Option C	14.35	3,211,500	14.35	1,655,750

Total		4,841,500		4,944,750

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

15.	Share capital (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

	Exercise price in HK$ per share	Share options
Expiry date		2006	2005
25 November 2006	17.48	—	1,634,000
30 September 2009	17.48	1,630,000	1,655,000
3 February 2012	14.35	3,211,500	3,311,500

		4,841,500	6,600,500

Details of specific categories of options are as follows:

Option type	Date of grant	Vesting period	Exercise period	Exercise price
2002 Scheme				HK$
A (note a)	4 February 2002	—	4 February 2002 – 25 November 2006	17.48
B (note a)	4 February 2002	4 February 2002 – 30 September 2002	1 October 2002 – 30 September 2009	17.48
C (note b)	4 February 2002	4 February 2002 – 3 February 2004	4 February 2004 – 3 February 2012	14.35
1996 Scheme				HK$
D (note a)	26 November 1996	26 November 1996 – 25 November 1999	26 November 1999 – 25 November 2006	17.48
E (note a)	20 September 1999	20 September 1999 – 30 September 2002	1 October 2002 – 30 September 2009	17.48

Notes:

a.	Pursuant to a resolution passed in the special general meeting of the Company held on 25 January 2002, the 1996 Scheme was terminated and all existing options under that scheme were cancelled. New options were issued on 4 February 2002 under the 2002 Scheme with the same exercise price and exercise periods to replace the options granted under the 1996 Scheme.

Option type A

100% between 4 February 2002 and 25 November 2006

The exercise periods of the following option types are divided into 3 tranches, as detailed below:

Option type D

1.	Up to 50% between 26 November 1999 and 25 November 2006

2.	Up to 75% between 26 November 2000 and 25 November 2006

3.	Up to 100% between 26 November 2001 and 25 November 2006

Option types B and E

1.	Up to 50% between 1 October 2002 and 30 September 2009

2.	Up to 75% between 1 October 2003 and 30 September 2009

3.	Up to 100% between 1 October 2004 and 30 September 2009

b.	Additional share options were issued on 4 February 2002 under the 2002 Scheme.

The exercise period is divided into 3 tranches, as detailed below:

Option type C

1.	Up to 25% between 4 February 2004 and 3 February 2012

2.	Up to 50% between 4 February 2005 and 3 February 2012

3.	Up to 100% between 4 February 2006 and 3 February 2012

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

16.	Deferred revenue – Group

	2006	2005
The maturity of deferred revenue is as follows:
Within one year	153,101	151,982
More than one year but not exceeding five years	142,624	87,654

	295,725	239,636
Less: amount shown as current	(153,101)	(151,982)

	142,624	87,654

17.	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	Group
	2006	2005
Deferred tax assets	—	—
Deferred tax liabilities:
- Deferred tax liabilities to be recovered after more than 12 months	191,739	192,654

	191,739	192,654

The gross movement on the deferred income tax account is as follows:

	Group
	2006	2005
Beginning of the year	192,654	205,258
Recognised in the income statement (note 22)	(915)	(12,604)

End of the year	191,739	192,654

The movement in deferred tax liabilities/(assets) during the year is as follows:

Deferred tax liabilities/(assets):

	Group
	Accelerated tax depreciation	Others	Total
At 1 January 2005	207,025	(1,767)	205,258
Recognised in the income statement	(13,730)	1,126	(12,604)

At 31 December 2005	193,295	(641)	192,654
Recognised in the income statement	(1,556)	641	(915)

At 31 December 2006	191,739	—	191,739

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

18.	Other gains – net

	2006	2005
Interest income	92,710	43,606
Gain on disposal of property, plant and equipment other than transponders	70	99
Others	13	6

	92,793	43,711

19.	Expenses by nature

Expenses included in cost of services and administrative expenses are analysed as follows:

	2006	2005
Auditors’ remuneration	1,775	769
Bad debts written off	11,997	2,987
(Write back)/provision for impairment of receivables made	(8,468)	7,700
Depreciation, amortisation and impairment expenses (notes 7 and 8)	297,758	295,278
Employee benefit expense (note 20)	87,555	65,092
Operating leases
- premises	4,383	5,872
- leasehold land & land use rights	583	583
Net exchange loss	404	547

20.	Employee benefit expense

	2006	2005
Salary and other benefits, including directors’ remuneration	82,930	60,748
Pension costs – defined contribution plans	4,625	4,344

Total staff costs	87,555	65,092

Number of employees	102	95

(a)	Pensions – defined contribution plans

Forfeited contributions totaling $268 (2005: $292) were utilised during the year leaving $74 (2005: $43) available at the year-end to reduce future contributions.

No contributions (2005: Nil) were payable to the fund at the year-end.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

20.	Employee benefit expense (continued)

(b)	Directors’ emoluments

The remuneration of every Director for the year ended 31 December 2006 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Other benefits(a)	Employer’s contribution to pension scheme	Total
Romain BAUSCH (c)	200	—	—	—	—	200
Robert BEDNAREK (c) & (e)	125	—	—	—	—	125
Edward CHEN	225	—	—	—	—	225
Cynthia DICKINS (c)	100	—	—	—	—	100
DING Yu Cheng (d)	100	—	—	—	—	100
R. Donald FULLERTON (f)	83	—	—	—	—	83
JU Wei Min (d)	100	—	—	—	—	100
KO Fai Wong (d)	100	—	—	—	—	100
MI Zeng Xin (d)	200	—	—	—	—	200
Mark RIGOLLE (c)	100	—	—	—	—	100
Robert SZE	250	—	—	—	—	250
James WATKINS (g)	113	—	—	—	—	113
Peter JACKSON	—	2,766	2,489	2,270	415	7,940
William WADE	—	2,146	1,931	1,631	322	6,030

Total	1,696	4,912	4,420	3,901	737	15,666

The remuneration of every Director for the year ended 31 December 2005 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Other benefits(a)	Employer’s contribution to pension scheme	Total
Romain BAUSCH (c)	200	—	—	—	—	200
Robert BEDNAREK (c) & (e)	150	—	—	—	—	150
Edward CHEN	225	—	—	—	—	225
Cynthia DICKINS (b) & (c)	12	—	—	—	—	12
DING Yu Cheng (d)	100	—	—	—	—	100
R. Donald FULLERTON (f)	200	—	—	—	—	200
JU Wei Min (d)	100	—	—	—	—	100
KO Fai Wong (d)	100	—	—	—	—	100
MI Zeng Xin (d)	200	—	—	—	—	200
Mark RIGOLLE (c)	100	—	—	—	—	100
Robert SZE	250	—	—	—	—	250
Peter JACKSON	—	2,672	390	1,961	401	5,424
William WADE	—	2,074	302	1,485	311	4,172

Total	1,637	4,746	692	3,446	712	11,233

Notes:

(a)	Other benefits include accommodation, car, leave passage, insurance premium and club membership and are short term in nature.

(b)	Appointed on 17 November 2005.

(c)	Paid to SES and its subsidiary.

(d)	Paid to a subsidiary of CITIC.

(e)	Resigned on 31 October 2006.

(f)	Resigned on 30 May 2006.

(g)	Appointed on 30 June 2006.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

20.	Employee benefit expense (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2005: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2005: three) individuals during the year are as follows:

	2006	2005
Basic salaries, housing allowances, share options, other allowances and benefits in kind	9,189	8,450
Contributions to retirement benefits scheme	726	701
Performance related incentive payments	4,357	606

	14,272	9,757

The emoluments fell within the following bands:

	Number of individuals
	2006	2005
Emolument bands
HK$2,500,001 – HK$3,000,000	—	1
HK$3,000,001 – HK$3,500,000	—	1
HK$3,500,001 – HK$4,000,000	1	1
HK$4,000,001 – HK$4,500,000	—	—
HK$4,500,001 – HK$5,000,000	1	—
HK$5,000,001 – HK$5,500,000	—	—
HK$5,500,001 – HK$6,000,000	1	—

	3	3

21.	Finance costs

	2006	2005
Interest expense:
- assets retirement obligation	152	—

22.	Income tax expense

A significant portion of the Group’s profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

Overseas tax, including the Foreign Enterprises Income Tax in the People’s Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

Details of deferred taxation are set out in note 17.

The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 28.

	2006	2005
Current income tax
- Hong Kong profits tax	38,856	45,056
- Overseas taxation	17,581	18,818
Deferred income tax reversal (note 17)	(915)	(12,604)

	55,522	51,270

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

22.	Income tax expense (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2006	2005
Profit before tax	508,927	416,635

Tax calculated at tax rate of 17.5% (2005: 17.5%)	89,062	72,911
Tax effect of income not subject to tax	(96,999)	(84,164)
Tax effect of expenses not deductible for tax purposes	45,440	43,027
Tax effect of tax losses of associates not recognised	438	678
Effect of income tax rate differential between Hong Kong and overseas locations	17,581	18,818

Tax expense	55,522	51,270

The effective tax rate of the Group was 10.9% (2005: 12.3%).

23.	Net foreign exchange losses

The exchange differences recognised in the income statement are included as follows:

	2006	2005
Administrative expenses	404	547

24.	Profit attributable to equity holders of the Company

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of $137,225 (2005: $136,977).

25.	Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2005
Profit attributable to equity holders of the Company	454,009	366,184

Weighted average number of ordinary shares in issue (thousands)	390,266	390,266

Basic earnings per share (HK$ per share)	1.16	0.94

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options of dilutive potential ordinary shares. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2006	2005
Profit used to determine diluted earnings per share	454,009	366,184

Weighted average number of ordinary shares in issue (thousands)	390,266	390,266
Adjustments for – share options (thousands)	—	26

Weighted average number of ordinary shares for diluted earnings per share (thousands)	390,266	390,292

Diluted earnings per share (HK$ per share)	1.16	0.94

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

26.	Dividends

The dividends paid during the years ended 2006 and 2005 were $136,593 (HK$0.35 per share) and $136,593 (HK$0.35 per share) respectively. A dividend in respect of 2006 of HK$0.27 per share, amounting to a total dividend of $105,372 is to be proposed at the Annual General Meeting on 18 May 2007. These financial statements do not reflect this dividend payable.

	2006	2005
Interim dividend paid of HK$0.08 (2005: HK$0.08) per ordinary share	31,221	31,221
Proposed final dividend of HK$0.27 (2005: HK$0.27) per ordinary share	105,372	105,372

	136,593	136,593

Payment of Final Dividend

Reference is made to the joint announcement issued by the Company and AsiaCo Acquisition Ltd. (formerly known as Modernday Limited) in relation to the privatisation of the Company by way of a scheme of arrangement under Section 99 of the Companies Act of Bermuda dated 13 February 2007.

The Board would like to bring to the attention of the shareholders of the Company that the final dividend for the financial year ended 31 December 2006 is declared by the Board subject to the following:

(i)	the amount of the final dividend shall not affect the Share Offer Price if the Scheme becomes effective and binding on or before 10 May 2007;

(ii)	the amount of the final dividend will be deducted from the Share Offer Price if the Scheme becomes effective after 10 May 2007;

(iii)	if the Scheme becomes effective and binding on or before 10 May 2007, the final dividend shall not be paid; and

(iv)	if the Scheme does not become effective, the dividend will be paid to shareholders of the Company on the register of members of the Company at 4:30 p.m. on 10 May 2007.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

27.	Cash flows from operating activities – continuing operations

	2006	2005
Profit for the year	453,405	365,365
Adjustments for:
– Tax (note 22)	55,522	51,270
– Bad debts written off	11,997	2,987
– (Write back)/provision for impairment of receivables made	(8,468)	7,700
– Depreciation (note 7)	297,598	295,117
– Amortisation of prepaid operating lease payment (note 6)	583	583
– Amortisation of licence (note 8)	161	161
– Profit on sale of property, plant and equipment (see below)	(70)	(99)
– Interest income (note 18)	(92,710)	(43,606)
– Finance costs (note 21)	152	—
– Share of loss from associates (note 10)	8,391	3,872
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
– Unbilled receivable	3,516	704
– Amount paid to tax authority	(61,245)	(26,643)
– Inventories	80	(18)
– Trade and other receivables	(5,316)	779
– Other payables and accrued expenses	32,377	(1,204)
– Deferred revenue	56,089	(47,251)

Cash flows from operating activities – continuing operations	752,062	609,717

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:
	2006	2005
Net book amount (note 7)	6	9
Profit on sale of property, plant and equipment	70	99

Proceeds from sale of property, plant and equipment	76	108

28.	Contingencies

Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group’s customers for purposes of those customers carrying on business in India or earning income from any source in India.

The Indian tax authorities have assessed the Group for income tax as follows:

Assessment year	Amount HK$ (approximate)	Amount INR[1] (approximate)
1997-98	20 million	115 million
1998-99	23 million	141 million
1999-00	22 million	127 million
2000-01	14 million	84 million
2001-02	29 million	171 million
2002-03	38 million	210 million
2003-04	50 million	316 million
2004-05	58 million	330 million

Total	254 million	1,494 million

1	Indian Rupee

The Group has filed appeals for each of the assessment years 1997-98 to 2004-05.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

28.	Contingencies (continued)

No assessment has yet been made for the 2005-06 or 2006-07 assessment years.

The Income Tax Appellate Tribunal (the “Tribunal”) in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal’s decision. The tax authorities have also filed an appeal against the Tribunal’s decision. Both the appeals have been admitted by the High Court.

In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

Assessment year	Amount HK$ (approximate)	Amount INR[1] (approximate)
1997-98	13 million	78 million
1998-99	14 million	88 million
1999-00	11 million	62 million
2000-01	9 million	50 million
2001-02	20 million	119 million
2002-03	27 million	148 million
2003-04	39 million	226 million
2004-05	22 million	125 million

Total	155 million	896 million

1	Indian Rupee

In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group’s customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group’s customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal’s decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian income tax in the Group’s financial statements.

29.	Major non-cash transactions

There was no major non-cash transaction during 2005 and 2006.

30.	Commitments – Group

Capital commitments

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	2006	2005
AsiaSat 5
Contracted but not provided for	810,048	—
Authorised but not contracted for	296,548	—
Other investment projects
Authorised but not contracted for	—	10,140
Other assets
Contracted but not provided for	111	5,750

	1,106,707	15,890

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

30.	Commitments – Group (continued)

Operating lease commitments – where the Group is the lessee

The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to four years. The lease expenditure expensed in the income statement during the year is disclosed in note 19.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2006	2005
Not later than 1 year	4,068	4,376
Later than 1 year and not later than 5 years	745	4,773
Later than 5 years	—	—

	4,813	9,149

Operating lease commitments – where the Group is the lessor

The Group leases its office premises under non-cancellable operating leases. The lease is negotiable for four years. The lease income recognised in the income statement during the year was $552 (2005: $552).

The Group had contracted with the customer for the following future minimum lease payments:

	2006	2005
Within one year	552	552
One to two years	184	552
Two to three years	—	184
Three to four years	—	—

	736	1,288

31.	Related-party transactions

The Group is controlled by Bowenvale Limited (incorporated in the British Virgin Islands), which owns approximately 68.9 per cent of the Company’s shares. The remaining approximately 31.1 per cent of the shares are widely held. The ultimate parents of the Group are CITIC Group (incorporated in China) and SES S.A. (incorporated in Luxembourg).

The following transactions were carried out with related parties:

(i) Income from provision of satellite transponder capacity

The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the year.

During the year, the Group recognised income from provision of satellite transponder capacity from its associate, SpeedCast.

	2006	2005
CITIC Guoan Information Industry Company Limited	1,424	2,461
SpeedCast Limited (an associate)	46,264	32,202

	47,688	34,663

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

31.	Related-party transactions (continued)

(ii) Agency fee

In addition, the Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

	2006	2005
CITIC Technology Company Limited	564	723

(iii) Key management compensation

	2006	2005
Salaries and other short-term employee benefits	38,455	25,942

The Group made payments to SES and its subsidiary and a subsidiary of CITIC for certain Non-executive Directors representing SES and CITIC.

	2006	2005
SES and its subsidiary	525	462
A subsidiary of CITIC	500	500

	1,025	962

(iv) Income from provision of uplink services and certain equipments

The Group has entered into an agreement for the provision of uplink services and certain equipments for Ku-Band monitoring capacity to a subsidiary of SES, SES AMERICOM, Inc.

The Group has also provided temporary uplink services to its associate, SpeedCast.

	2006	2005
SES AMERICOM, Inc.	239	—
SpeedCast Limited (an associate)	5	—

	244	—

(v) Interest income on loan receivable from an associate

	2006	2005
SpeedCast Limited (an associate)	—	176

(vi) Year-end balances arising from these transactions

	2006	2005
Trade receivables from related parties (note 12):
CITIC Guoan Information Industry Company Limited	—	39
SpeedCast Limited (an associate)	10,660	7,639

	10,660	7,678

Receivables from related parties (note 12):
CITIC Technology Company Limited	14,629	15,503

Payables to related parties:
CITIC Technology Company Limited	479	455

Deferred revenue to related parties:
SES AMERICOM, Inc.	22	—

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

Notes to the consolidated financial statements

31.	Related-party transactions (continued)

The trade receivables from related parties are payable in accordance with the agreements. The receivables from and payables to related parties have no fixed terms of payment. The receivables and payables are unsecured in nature and bear no interest.

(vii) Loan receivable from an associate

	2006	2005
Loan receivable from SpeedCast Limited:
Beginning of the year	—	5,070
Loans advanced during the year	—	—
Loan repayments received	—	(5,070)

End of the year (note 12)	—	—

The amount was secured, bearing interest at 6% per annum and was fully repaid as at 31 December 2005.

The above transactions were entered into on commercial terms determined and agreed by the Group and the relevant parties.

32.	Events after the balance sheet date

On 13 February 2007, the Board has reviewed and agreed to put forward a share proposal to privatise the Company by way of a scheme of arrangement under Section 99 of the Companies Act, and an option proposal to purchase the outstanding share options in the Company. A possible mandatory general offer (“MGO”) obligation under the Takeovers Code has also been triggered as a result of completion of a transaction between SES and GECC. An independent board committee has been appointed to advise independent shareholders and optionholders in respect of the Proposals and the Offers. Details of the aforementioned are contained in the announcement of the Company on 13 February 2007 and in the Scheme Document, and in this Offer Document.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

3    SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

The Group’s financial statements are prepared in accordance with HKFRS, which differ in certain significant respects from US GAAP. The significant differences relating principally to the following items and the adjustments considered necessary to restate profit for the year (net income) and shareholders’ funds (shareholders’ equity) in accordance with US GAAP are shown in the tables set out below.

The following table summarises the effect on profit (net income) of differences between HKFRS and US GAAP for the year:

	Year ended 31 December
	2006		2006		2005
	US$’000 (note 1)
Profit for the year (net income) as reported under HKFRS		58,206		454,009		366,184
US GAAP adjustments:
Amortisation of interest and borrowing costs (a)		(1,035)		(8,072)		(8,072)
Stock compensation using the fair value method (c)		(1,116)		(8,707)		—
Tax effect on reconciling items (d)		91		706		706

Profit for the year (net income) under US GAAP		56,146		437,936		358,818

Basic earnings per share under US GAAP	US$	0.14	HK$	1.12	HK$	0.92
Diluted earnings per share under US GAAP	US$	0.14	HK$	1.12	HK$	0.92
Basic earnings per American Depositary Share (“ADS”) under US GAAP (note 2)	US$	1.44	HK$	11.22	HK$	9.19
Diluted earnings per American Depositary Share (“ADS”) under US GAAP (note 2)	US$	1.44	HK$	11.22	HK$	9.19
Shares used in computation of basic earnings per share (in thousands)		390,266		390,266		390,266
Shares used in computation of diluted earnings per share (in thousands)		390,266		390,266		390,292

The following table summarises the effect on shareholders’ equity of the differences between HKFRS and US GAAP:

	As at 31 December
	2006	2006	2005
	US$’000 (note 1)
Shareholders’ equity as reported under HKFRS	566,872	4,421,604	4,104,188
US GAAP adjustments:
Capitalisation of interest and borrowing costs (a)	15,767	122,980	122,980
Amortisation of interest and borrowing costs (a)	(11,370)	(88,689)	(80,617)
Amortisation of goodwill (b)	1,452	11,325	11,325
Impairment loss of goodwill (b)	(1,424)	(11,104)	(11,104)
Stock compensation using the fair value method (c)	(1,116)	(8,707)	—
Tax effect of reconciling items (d)	(914)	(7,125)	(7,831)

Shareholders’ equity under US GAAP	569,267	4,440,284	4,138,941

(a) Capitalisation of interest and borrowing costs

Under HKFRS, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalised during the period of construction. Under US GAAP, the interest cost incurred during the period of construction that could have been avoided if the construction of satellites had not been made, is capitalised. The interest capitalised is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalised.

(b) Amortisation and impairment loss of goodwill

Under HKFRS, HKFRS 3 requires all business combinations for which the agreement date is on or after 1 January 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortised but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognised in the income statement when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the income statement in the future upon the adoption of HKAS 36.

Under US GAAP, effective from 1 January 2002, goodwill is: (i) no longer amortised, (ii) assigned to a reporting unit and (iii) tested for impairment at least annually. Prior to 1 January 2002, goodwill was amortised over its estimated useful life, not to exceed 40 years under US GAAP.

(c) Stock compensation

Under HKFRS, it is not required to apply HKFRS 2 to share options granted on or before 7 November 2002 and vesting before 1 January 2005 (the effective date of HKFRS 2). The Company has chosen not to apply HKFRS 2 to share options issued prior to 1 January 2005.

Under US GAAP, effective January 1, 2006 the Company adopted SFAS 123R using the modified prospective approach and accordingly prior periods have not been restated to reflect the impact of SFAS 123R. Under SFAS 123R, stock-based awards granted prior to its adoption will be expensed over the remaining portion of their vesting period, taking into account the estimated forfeiture of options. The fair value options granted was estimated using the Black-Scholes option-pricing model.

Compensation expense resulting from the fair value method may not be representative of compensation expense to be incurred in the year concerned.

(d) The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and US GAAP as described above.

Notes:

1.	The translations of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at 31 December 2006. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars at that or any other rate.

2.	One ADS is equivalent to 10 ordinary shares.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

4     SHARE CAPITAL

The authorised share capital and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:

550,000,000 AsiaSat Shares	HK$	55,000,000

Issued and fully paid:

391,135,500 AsiaSat Shares	HK$	39,113,550

Each of the AsiaSat Shares in issue ranks pari passu in all respects, including dividends, voting and capital.

870,000 AsiaSat Shares have been issued pursuant to exercise of the Share Option Scheme since 31 December 2006, being the end of the last financial year of the Company, and up to the Latest Practicable Date.

Other than the AsiaSat Shares in issue, ADSs and Options, the Company has no other outstanding equity securities (including equity related convertible securities or warrants, options, derivatives or subscription rights in respect of any equity share capital, including non-transferable options).

The book value per AsiaSat Share as at 31 December 2006 amounted to approximately HK$11.33 per AsiaSat Share.

5     RATIO OF EARNINGS TO FIXED CHARGES

The Company has no fixed charges.

6     INDEBTEDNESS STATEMENT

As at the close of business on 31 March 2007, the Group had no outstanding borrowings.

Contingencies

Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from the provision of satellite transponder capacity to the Group’s customers for the purposes of those customers carrying on business in India or earning income from any source in India.

The Indian tax authorities have assessed the Group for income tax as follows:

Assessment year	Amount HK$ (approximate)	Amount INR[1] (approximate)
1997-98	20 million	115 million
1998-99	23 million	141 million
1999-00	22 million	127 million
2000-01	14 million	84 million
2001-02	29 million	171 million
2002-03	38 million	210 million
2003-04	50 million	316 million
2004-05	58 million	330 million

Total	254 million	1,494 million

1	Indian Rupee

The Group has filed appeals for each of the assessment years 1997-1998 to 2004-2005.

APPENDIX II – FINANCIAL INFORMATION ON THE ASIASAT GROUP

No assessment has yet been made for the 2005-2006 or 2006-2007 assessment years.

The Tribunal in an earlier appeal filed against the original assessment for the assessment year 1997-1998 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal’s decision. The tax authorities have also filed an appeal against the Tribunal’s decision. Both the appeals have been admitted by the High Court.

In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

Assessment year	Amount HK$ (approximate)	Amount INR[1] (approximate)
1997-98	13 million	78 million
1998-99	14 million	88 million
1999-00	11 million	62 million
2000-01	9 million	50 million
2001-02	20 million	119 million
2002-03	27 million	148 million
2003-04	39 million	226 million
2004-05	22 million	125 million

Total	155 million	896 million

1	Indian Rupee

In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group’s customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group’s customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal’s decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian income tax in the Group’s financial statements.

Save as aforesaid or otherwise mentioned in this Offer Document and apart from intra-group liabilities and normal trade payables, the Group had no other material contingent liabilities or outstanding mortgages, charges, guarantees, loan capital issued and outstanding or agreed to be issued, bank loans and overdrafts or other similar indebtedness as at the close of business on 31 March 2007.

7     MATERIAL CHANGES

The Directors are not aware of any material change in the financial or trading position or outlook of the Company since 31 December 2006, the date to which the latest audited consolidated financial statements of the Company were made up.

APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

1.	RESPONSIBILITY

1.1	The issue of this Offer Document has been approved by the Offeror Directors.

1.2	This Offer Document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Offeror and the Offers.

1.3	The Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Offer Document (other than that relating to the AsiaSat Group) and confirm, having made all reasonable enquiries, that, to the best of their knowledge, the opinions expressed in this Offer Document (other than as specified above) have been arrived at after due and careful consideration and there are no other facts (other than those relating to AsiaSat) not contained in this Offer Document the omission of which would make any of the statements in this Offer Document misleading.

2.	DISCLOSURE OF INTERESTS IN THE SECURITIES OF ASIASAT AND THE OFFEROR

2.1	Save as disclosed in the section headed “Interests of the Offeror and Parties Acting in Concert with it in AsiaSat” in “Part I – Letter from Morgan Stanley” on page 6 of this Offer Document:

(a)	neither the Offeror, CITIC Group and GEC, nor any person acting in concert with any one of them for the purpose of the Takeovers Code, owned or controlled; and

(b)	none of the Offeror Directors, directors of CITIC Group and GEC (including their respective spouses, children under the age of 18, related trusts and companies controlled by any of them) were beneficially interested in;

directly or indirectly, any AsiaSat Shares as at the Latest Practicable Date and, save as disclosed in the section headed “Interests of the Offeror and Parties Acting in Concert with it in AsiaSat” in “Part I – Letter from Morgan Stanley”, no such person has dealt for value in any AsiaSat Shares, options, warrants, derivatives or any securities convertible into AsiaSat Shares, during the period beginning six months prior to the date of the Privatisation Announcement and ending with the Latest Practicable Date.

2.2	No person has, prior to the posting of this Offer Document, irrevocably committed themselves to accept or reject the Offers.

2.3	No arrangement has been entered into by the Offeror, CITIC Group and GEC, the Offeror Directors, the directors of CITIC Group and GEC or any persons acting in concert with any of them for the transfer by any of them to any other person of any AsiaSat Shares acquired pursuant to the Offers.

2.4	No agreement, understanding or benefit which shall be given to any AsiaSat Director as compensation for loss of office or otherwise in connection with the Offers.

2.5	As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) between the Offeror, CITIC Group or GEC or any person acting in concert with any one of them and any AsiaSat Director or recent AsiaSat Directors, AsiaSat Shareholders or recent AsiaSat Shareholders having any connection with or dependence upon the Offers.

2.6	As at the Latest Practicable Date, no arrangement has been entered into by the Offeror, CITIC Group or GEC or any person acting in concert with any one of them of the kind referred to in Note 8 to Rule 22 of the Takeovers Code in relation to the relevant securities (as defined in the Takeovers Code) of AsiaSat.

III-1

APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

3.	INFORMATION ON THE OFFEROR, BOWENVALE, ABLE STAR, GE EQUITY, CITIC GROUP AND GECC

3.1	The Offeror

The Offeror, incorporated in the British Virgin Islands on 19 December 2006, is a company owned (as to 50 per cent voting and economic interest) by Able Star, a wholly-owned subsidiary of CITIC Group, and (as to 50 per cent voting and economic interest) by GE Equity, a wholly-owned subsidiary of GECC. Such joint ownership interest will, on completion of the Offers, be adjusted by altering the Offeror’s share capital so that Able Star will hold 50.5 per cent of the economic interest and 50 per cent of the voting interest in the Offeror, with GE Equity holding the remaining 49.5 per cent economic interest and 50 per cent voting interest. As Able Star also owns 50.5 per cent of the economic interest and 50 per cent of the voting interest in Bowenvale, which in turns owns approximately 68.75 per cent of the AsiaSat Shares, the Offeror may be considered an “affiliate” of AsiaSat under US securities laws as it is arguably under common control with AsiaSat due to Able Star’s ownership interests described above. The Offeror’s address is c/o Room 2118, Hutchison House, 10 Harcourt Road, Hong Kong. The Offeror’s telephone number is +852 2861 2727.

The Offeror was established for the purposes of effecting the Scheme and the Offers, and has no other business activities. The Offeror was formerly named Modernday Limited.

During the past five years, the Offeror has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Offeror from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The directors and executive officers of the Offeror and their respective positions and business backgrounds are identified below:

Name and Present Position with Offeror	Country of Citizenship	Business Experience during the Past Five Years
Mr. Mi Zeng Xin Director	PRC	Mr. Mi Zeng Xin is an Executive Director and Vice President of CITIC Group. He is also an Executive Director of CITIC Resources Holdings Limited, Chairman of CITIC USA Holdings Limited, CITIC Australia Pty Limited, CITIC Resources Australia Pty Limited, Asia Satellite Telecommunications Holdings Limited and Karazhanbasmunai JSC (KBM), and a Director of CITIC United Asia Investments Limited. He also holds executive management position in several other subsidiaries of CITIC Group. He has over 23 years’ experience in multi-national business, corporate management and various industries.

Mr. Ronald J. Herman, Jr. Director	United States	Since May 2003, Mr. Ronald J. Herman, Jr. has been the President and CEO of GE Commercial Finance – Equity and Vice President of GECC. Prior to this role, Mr. Ronald J. Herman spent 10 years, starting in January 1993, in GE’s headquarters as the General Manager of Mergers and Acquisitions. Mr. Ronald J. Herman has worked for GE for 23 years, his entire business career. Mr. Herman was appointed a non-executive director of AsiaSat with effect from completion of the Exchange Transaction.

III-2

APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with Offeror	Country of Citizenship	Business Experience during the Past Five Years
Mr. Ju Wei Min Director	PRC	Mr. Ju Wei Min is a Director and Chief Financial Officer of CITIC Group and also serves as a Non-executive Director of China CITIC Bank, CITIC International Financial Holdings Ltd., CITIC Kah Wah Bank and AsiaSat, and as Chairman of CITIC Trust and Investment Co. Ltd. He served in various management positions in CITIC Group including Deputy Head and Head of the Finance Department. He has over 20 years of experience in finance and corporate management.

Mr. Ko Fai Wong Director	Australia	Mr. Ko Fai Wong is a Non-executive Director of the Company and the Deputy General Manager of CITIC United Asia Investments Limited, a wholly-owned subsidiary of CITIC Group in Hong Kong and has over 20 years’ experience in banking and finance before joining CITIC Group.

Ms. Nancy Ku Director	Canada	Ms. Nancy Ku is the President and CEO, Asia Pacific of Corporate Financial Services, GE Commercial Finance and has held this position since March 2006. Prior to this role, Ms. Nancy Ku was the Managing Director, Asia Pacific of GE Equity. Ms. Ku has worked for GE for eight years. Ms. Ku was appointed a Non-executive Director of AsiaSat with effect from completion of the Exchange Transaction.

Mr. Mark Chen Director	United States	Mr. Mark Chen is the Managing Director of GE Commercial Finance – Equity, Asia Pacific. Since June 2006, Mr. Mark Chen has been the business leader and subsequently Managing Director, Asia Pacific of GE Commercial Finance – Equity. Prior to this role, Mr. Mark Chen held positions as an Associate, Assistant Vice President, Vice President and Senior Vice President in GE Commercial Finance – Equity. Mr. Mark Chen has worked for GE for seven years. Mr. Chen was appointed a Non-executive Director of AsiaSat with effect from completion of the Exchange Transaction.

The business address and telephone number of each of the directors and executive officers of the Offeror is c/o Room 2118, Hutchison House, 10 Harcourt Road, Hong Kong, telephone number +852 2861 2727.

During the past five years, none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

The following parties have controlling interests in the Offeror:

Name of shareholder	Percentage held	Number of ordinary shares
Able Star	50	1
GE Equity	50	1

Able Star and GE Equity each have 50 per cent voting interests, but Able Star will have a 50.5 per cent economic interest and 50 per cent voting interest, while GE Equity will have a 49.5 per cent economic interest and 50 per cent voting interest in the Offeror on closing of the Offers (to mirror the shareholding structure of Bowenvale).

3.2	Bowenvale

Bowenvale is an exempted company incorporated with limited liability under the laws of the British Virgin Islands. The registered address of Bowenvale is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Bowenvale’s telephone number is +852 2861 2727. Bowenvale is a holding company.

As the holder of approximately 68.75 per cent of the issued and outstanding share capital of the Company, Bowenvale is considered an “affiliate” of the Company under US securities laws as it controls the Company and is able to:

•	nominate the Company’s entire Board (other than the Independent Non-executive Directors) and, in turn, indirectly influence the selection of the Company’s senior management;

•	determine the timing and amount of the Company’s dividend payments;

•	otherwise control or influence actions that require the approval of AsiaSat Shareholders; and

•	effect certain corporate transactions without the concurrence of the Company’s minority shareholders.

During the past five years, Bowenvale has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining Bowenvale from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The directors and executive officers of Bowenvale and their respective positions and business backgrounds are identified below:

Name and Present Position with Bowenvale	Country of Citizenship	Business Experience during the Past Five Years
Mr. Ko Fai Wong Director	Australia	See above under “3.1 The Offeror”.

Mr. Mi Zeng Xin Director	PRC	See above under “3.1 The Offeror”.

Mr. Ding Yu Cheng Director	PRC	Mr. Ding Yu Cheng was appointed a Non-executive Director of the Company on 15 January 1999. He was the Assistant President of CITIC Securities Company Limited and was with the company from April 1998 to September 2004. CITIC Securities Company Limited is a subsidiary of CITIC Group engaging in securities and investment banking business. He has been an independent non-executive director of SEEC Media Group Limited since June 2005. He holds a Master of Business Administration degree from the University of Pittsburgh and a Doctor of Philosophy degree in Economics from Tsinghua University.

Mr. Ju Wei Min Director	PRC	See above under “3.1 The Offeror”.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with Bowenvale	Country of Citizenship	Business Experience during the Past Five Years
Mr. Ronald J. Herman, Jr. Director	United States	See above under “3.1 The Offeror”.

Ms. Nancy Ku Director	Canada	See above under “3.1 The Offeror”.

Mr. John F. Connelly	United States	Mr. Connelly has served with GE for over 37 years in a variety of positions. From 1992 to 2001 he served as Chairman and CEO of GE Americom, Inc., which was subsequently sold to SES. In 2001 he was named Vice Chairman of SES, a position he held until March 2007. Mr. Connelly was appointed a Non-executive Director of AsiaSat with effect from completion of the Exchange Transaction.

The business address of each of the directors and executive officers of Bowenvale is c/o Room 2118, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

During the past five years, none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The following parties have controlling interests in Bowenvale:

Name of shareholder	Percentage held	Number of shares held

CITIC Group	50% voting interest 50.5% economic interest	133,107,975 X ordinary shares 2,689,050 special shares (non-voting)

GE Entities	50% voting interest 49.5% economic interest	133,107,975 Y ordinary shares

3.3	Able Star

Able Star is a company incorporated in the British Virgin Islands. Its business is that of a holding company. Able Star is considered an “affiliate” of the Company under US securities laws as a result of its ownership interest in Bowenvale described above. The registered address of Able Star is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Able Star’s telephone number is +852 2861 2727.

During the past five years, Able Star has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Able Star from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The directors and executive officers of Able Star are identified below:

Name and Present Position with Able Star	Country of Citizenship	Business Experience during the Past Five Years
Mr. Ko Fai Wong Director	Australia	See above under “3.1 The Offeror”.

Mr. Mi Zeng Xin Director	PRC	See above under “3.1 The Offeror”.

Mr. Ju Wei Min Director	PRC	See above under “3.1 The Offeror”.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with Able Star	Country of Citizenship	Business Experience during the Past Five Years

Mr. Qiu Yi Yong Director	PRC	Mr. Qiu Yi Yong is the managing director of CITIC United Asia Investments Ltd. He is a director of CITIC Group and holds directorships in several other subsidiaries of the CITIC Group. He is also an executive director of CITIC Resources Holdings Limited and DVN Holdings Limited, which are listed on the Stock Exchange. Mr. Qiu has over 25 years’ experience in investment management.

The business address of each of the directors or executive officers of Able Star is c/o Room 2118, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

During the last five years, none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

3.4	GE Equity

GE Equity is a Delaware Corporation. GE Equity makes and holds equity and fund investments, usually minority interests, on behalf of GEC and its affiliates. The principal office address of GE Equity is 201 Merritt 7, Norwalk, CT 06851, United States. GE Equity’s business telephone number is +1 203 229 5000.

During the past five years, GE Equity has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the GE Equity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The directors and executive officers of GE Equity are identified below:

Name and Present Position with GE Equity	Country of Citizenship	Business Experience during the Past Five Years
Mr. Ronald J. Herman, Jr. Director and President	United States	See above under “3.1 The Offeror”.

Ms. Andrea Assarat Senior Managing Director	United States	Ms. Assarat is currently a Senior Managing Director at GE Commercial Finance – Equity. Since 1996, Ms. Assarat has been an employee at GE Commercial Finance – Equity.

Mr. Sherwood Dodge Senior Managing Director	United States	From 1999-2004, Mr. Dodge was a Managing Director of GE Equity and headed European private equity activities. Since 2005, Mr. Dodge has been a Senior Managing Director of GE Commercial Finance – Equity, covering leveraged buy-outs and the transportation industry in the United States.

Mr. Michael Fisher Senior Managing Director	United States	Since January 2006, Mr. Fisher has been a Senior Managing Director of GE Commercial Finance – Equity. From November 2003 to January 2006, Mr. Fisher was Operations Leader at GE Commercial Finance and from 1994 to November 2003, Mr. Fisher was Managing Director of GE Commercial Finance – Equity.

Ms. Karen Rode Managing Director	United States	Ms. Rode has worked in equity fund investments and direct equity investments since 2001. Ms. Rode has been a Managing Director at GE Commercial Finance – Equity since 2006. Between 2001 and 2005, Ms. Rode worked for GE Commercial Finance – Corporate Financial Services as Senior Vice President, Managing Director and Senior Managing Director.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with GE Equity	Country of Citizenship	Business Experience during the Past Five Years
Mr. John W. Campo, Jr. Managing Director, General Counsel & Secretary	United States	Since 2004, Mr. Campo has been Managing Director & General Counsel of GE Commercial Finance – Equity. Between 1999 and 2004, Mr. Campo was General Counsel & Director of Government Affairs, GE Healthcare Asia.

Mr. Frank Ertl Managing Director, Chief Financial Officer & Treasurer	United States	Mr. Ertl has been the Chief Financial Officer of GE Commercial Finance – Equity since December 2002. From January 2002 until December 2002, Mr. Ertl was Senior Risk Officer for the GE Financial Assurance M&A group.

Mr. Michael Donnelly Senior Vice President	United States	Currently Mr. Donnelly is Senior Vice President of Asset Management, GE Commercial Finance – Equity. Mr. Donnelly was previously (for three years) Risk Manager at GE Commercial Finance – Corporate Financial Services. Prior to that Mr. Donnelly was Senior Vice President of Asset Management at GE Commercial Finance – Equity (for three years).

Mr. Bruce Ingram Senior Vice President	United States	Mr. Ingram has held various positions with GE Commercial Finance – Corporate Financial Services since 2002.

Mr. Patrick Kocsi Senior Vice President	Austria	Mr. Kocsi has been Senior Vice President with GE Commercial Finance – Equity since 1997.

The business address of each of the directors or executive officers of GE Equity is c/o 201 Merritt 7, Norwalk, CT 06851, and the telephone number is +1 203 229 5000.

During the last five years, none of the individuals listed above has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

3.5	CITIC Group

CITIC Group is an investment holding company which, through its subsidiaries, has operations in banking, financial, industrial investment and service industries. CITIC Group maintains its principal business address and principal executive offices at Capital Mansion, 6 Xinyuan Nan Road, Chaoyang District, Beijing 100004, PRC. CITIC Group’s business telephone number is +861 6466 5534.

During the past five years, CITIC Group has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining CITIC Group from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of US federal or state securities laws.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

The names of the directors and the names and titles of the executive officers of CITIC Group and their principal occupations are set out below.

Name and Present Position with CITIC Group	Country of Citizenship	Business Experience during the Past Five Years
Mr. Kong Dan Chairman	PRC	Mr. Kong is also Chairman of China CITIC Bank Corp. Limited, CITIC International Financial Holdings Limited (“CIFH”), CITIC Hong Kong Group, CITIC Shenzhen Group and CITIC United Asia Investments Limited, and a Non-executive Director of CITIC Ka Wah Bank (“CKWB”). He was Vice Chairman and President of CITIC Group from July 2000 to July 2006 and Chairman of CKWB from November 2002 to October 2006. Prior to joining CITIC Group, he worked at China Everbright Group Limited, another financial holding company in China from October 1984 to June 2000, holding senior management positions including Executive Director and Vice President, and Vice Chairman and President.

Mr. Chang Zhenming Vice Chairman and President	PRC	Mr. Chang also serves as Vice Chairman and Non-executive Director of China CITIC Bank, Vice Chairman and Director of CIFH and Non-executive Director of CKWB. He has served as Vice Chairman and President of CITIC Group and Non-executive Director of CITIC Pacific Limited since August 2006, and Chairman of CITIC International Assets Management Limited since October 2006. He was Vice Chairman and President of China Construction Bank from September 2004 to July 2006, and Executive Director and Vice President of CITIC Group from August 1995 to July 2004.

Mr. Wang Chuan Vice Chairman	PRC	Mr. Wang is also a Non-executive Director of China CITIC Bank, and an Executive Director and President of CITIC Holdings Company Limited. Prior to joining CITIC Group, he was Vice Chairman of China Everbright Group Limited and Vice Chairman and President of China Everbright Bank Company Limited from October 2001 to July 2004. He worked at Agriculture Bank of China for more than 20 years and held various management positions.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with CITIC Group	Country of Citizenship	Business Experience during the Past Five Years
Mr. Jing Shuping Executive Director	PRC	Mr. Jing previously held different posts in CITIC, including General Manager of Real Estate Department, General Manager and Chairman of China International Economic Consultants Co., Ltd., and Vice President and Executive Director of CITIC before retirement.

Mr. Larry C.K. Yung Executive Director	PRC	Mr. Yung is Chairman and Director of CITIC Pacific since 1990, and is also Vice Chairman and Managing Director of CITIC Hong Kong (Holdings) Limited (“CITIC HK”). He worked for 14 years with the Ministry of Electric Power in the PRC before coming to Hong Kong in 1978, and had extensive management experience before establishing CITIC HK in 1987.

Mr. Mi Zeng Xin Executive Director and Vice President	PRC	See above under “3.1 The Offeror”.

Mr. Dou Jianzhong Executive Director and Vice President	PRC	Mr. Dou is a Non-executive Director of China CITIC Bank, a Director and Chief Executive Officer of CIFH, Chairman of CKWB, a Director of CITIC International Assets Management Limited and a Director of China Investment and Finance Limited. He joined CITIC Group in 1980 and joined CITIC bank in April 1987, serving as Vice President from 1987 to 1994 and President from 1994 to 2004. He has extensive experience in the financial industry.

Mr. Li Shilin Executive Director and Vice President	PRC	Mr. Li is Chairman of CITIC Guoan Group and CITIC Guoan Information Industry Co. Ltd.

Mr. Wen Jinping Executive Director	PRC	Mr. Wen was Deputy Head and Head of Personnel Department, and Head of the Department of Supervision.

Mr. Wang Jiong Executive Director and Vice President	PRC	Mr. Wang is Chairman of several subsidiaries of CITIC, including CITIC East China Group Co., CITIC Automobile Co. Ltd., CITIC Investment Holdings Ltd., CITIC Heavy Machinery Co. Ltd., and CITIC International Co. Ltd.

Mr. Zhao Jingwen Executive Director and Vice President	PRC	Mr. Zhao was Deputy Head of the Supervisory Office, Head of the Department of Supervision and Legal Department, Assistant President, and Vice President of CITIC.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with CITIC Group	Country of Citizenship	Business Experience during the Past Five Years
Dr. Chen Xiaoxian Executive Director and Vice President	PRC	Dr. Chen serves as an Executive Director and President of China CITIC Bank and a Non-executive Director of CIFH and CKWB. He was a Director and Executive Vice President of China Merchants Bank from March 2000 to October 2004, General Manager of Beijing branch of China Merchants Bank from October 1994 to March 2000, and Deputy General Manager of Beijing branch of PBOC from September 1982 to October 1994. Dr. Chen has 24 years of banking experience in China.

Mr. Ju Wei Min Director and CFO	PRC	See above under “3.1 The Offeror”.

Mr. Luo Ning Director and Assistant President	PRC	Mr. Luo is Chairman and General Manager of CITIC Networks Co. Ltd, Vice Chairman of CITIC 21CN Limited, a Director of CITIC Guoan Group and CITIC Information Leadership Group under CITIC, and a Non-executive Director of Sino-I Technology Limited. He was General Manager of the First Branch of China Unicom, Executive Deputy General Manager, General Manager, and Chairman of CITIC Communications Project Management Co., Ltd. Mr. Luo has over 15 years’ experience in the telecommunication business.

Mr. Wang Dongming Director and Assistant President	PRC	Mr. Wang is Chairman of CITIC Securities Co. Ltd. He was General Manager of International Department of China Securities, Vice President of China South Securities, Vice President, President of CITIC Securities Co., Ltd.

Mr. Sun Yalei Director and Assistant President	PRC	Mr. Sun is Vice Chairman and General Manager of CITIC Guoan Group. He is also the Vice Chairman of CITIC Guoan Information Industry Co. Ltd. He has extensive experience in financial and assets management.

Mr. Zhang Jijing Director and Assistant President	PRC	Mr. Zhang serves as Head of Strategic Planning Department of CITIC Group and Senior Economist. He is an Executive Director of CITIC Resources Holdings Limited, Deputy Chairman of CITIC Australia Pty Limited (He was previously Deputy General Manager, and then General Manager of CITIC Australia.), a director of CITIC Securities Co., Ltd., Keentech and KBM, and a Non-executive Director of China CITIC Bank Co.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with CITIC Group	Country of Citizenship	Business Experience during the Past Five Years
Mr. Wang Jianzhi Director	PRC	Mr. Wang is the President of CITIC Automobile Co. Ltd.

Mr. Sun Xiaowen Director	PRC	Mr. Sun is the President of CITIC Investment Holdings Ltd.

Mr. Sun Xinguo Director	PRC	Mr. Sun is the President and Chief Executive Officer of CITIC Resources Holdings Limited. He is a Director of Keentech Group Limited and also holds directorships in several other subsidiaries of CITIC Group. He has over 31 years’ experience in project investment, marketing and operation, import and export, securities investment and corporate finance.

Mr. Ren Qinxin Director	PRC	Mr. Ren is the President and an Executive Director of CITIC Heavy Machinery Co., Ltd.

Mr. Li Kang Director	PRC	Mr. Li is the President of CITIC South China (Group) Co. Ltd.

Mr. Qiu Yiyong Director	PRC	Mr. Qiu is an Executive Director of CITIC Resources Holdings Limited, Managing Director of CITIC United Asia Investments Limited, and a Director of Keentech Group Limited and DVN (Holdings) Limited. He also holds directorships in several other subsidiaries of CITIC Group. Prior to joining CITIC Group, he was a Director of two companies listed on the Stock Exchange. Mr. Qiu has over 25 years’ experience in investment management.

Ms. Hong Bo Director	PRC	Ms. Hong is Chairman of Guohua International Contracting Inc. and the President of CITIC Construction Co., Ltd.

Mr. Xuan Erniu Director	PRC	Mr. Xuan is Vice Chairman and the President of CITIC Daxie Development Co., Ltd.

Mr. Xu Yudi Director	PRC	Mr. Xu is Chairman of CITIC International Cooperation Co. Ltd. and Vice Chairman of CITIC Construction Co., Ltd.

Mr. Guo Zhirong Director	PRC	Mr. Guo is the President of CITIC Shenzhen (Group) Co.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with CITIC Group	Country of Citizenship	Business Experience during the Past Five Years
Mr. Guo Ketong Director	PRC	Mr. Guo is Head of the Human Resources Department of CITIC Group. He has served as a Director of CITIC Australia Pty. Ltd. since November 2003, and a Director of CITIC Real Estate Company since October 1999. Mr. Guo was Deputy Manager, Assistant Manager, Section Head, and Vice Section Head of the Human Resources Department of CITIC Group from 1986 to March 2003.

Mr. Pu Jian Director	PRC	Mr. Pu is the President of CITIC Trust & Investment Co., Ltd.

During the last five years, none of the individuals listed above have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

3.6	GECC

GECC operates primarily in the financial services industry and maintains its principal business address at 901 Main Avenue, Norwalk, CT 06851 and its executive office address at 3135 Easton Turnpike, Fairfield, CT 06828. GECC’s business telephone number is (1) 203 840 6300.

During the past five years, GECC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the GECC from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The directors and executive officers of GECC are identified below:

Name and Present Position with GECC	Present Business Address	Citizenship	Business Experience during the Past Five Years
Philip D. Ameen Senior Vice President and Controller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Since 2002, Mr. Ameen has been Vice President and Comptroller of GEC. Mr. Ameen has been Senior Vice President and Controller of GECC since 2003.

Charles E. Alexander Director	GE Capital Europe 30 Berkeley Square London, W1J 6EW England	United Kingdom	Mr. Alexander has been GEC’s UK National Executive since 2002. Mr. Alexander has been a Director of the GECC since 2004.

Craig T. Beazer Vice President, General Counsel and Secretary	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Mr. Beazer joined GECC in 2003 and has been General Counsel and Secretary of GECC since September 2006 and General Counsel and Secretary of GEC since December 2006. Previously, Mr. Beazer was Senior Counsel-Corporate Treasury of GECC from January 2003-September 2006. Mr. Beazer worked as Senior Associate at McKee Nelson LLP in 2002.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with GECC	Present Business Address	Citizenship	Business Experience during the Past Five Years
Jeffrey S. Bornstein Director and Senior Vice President, Finance	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851 United States	United States	Mr. Bornstein has been CFO of GE Commercial Finance since 2002. Mr. Bornstein has been a Director of GECC since November 2005.

Kathryn A. Cassidy Director and Senior Vice President, Corporate Treasury and Global Funding Operation	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927 United States	United States	Ms. Cassidy has been Senior Vice President at Corporate Treasury and Global Funding Operation of GECC and GECS since 2002, and a Director of GECC since 2002.

James A. Colica Director and Senior Vice President, Global Risk Management	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927 United States	United States	Since 2002, Mr. Colica has been Vice President of GEC and Senior Vice President – Global Risk Management for GECC.

Richard D’Avino Senior Vice President, Taxes	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927 United States	United States	Mr. D’Avino has been Vice President and Senior Tax Counsel of GECC since 2002.

Pamela Daley Director	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Since 2004, Ms. Daley has been a Director of GECC. Ms. Daley has been Vice President for Corporate Business Development of GEC since July 2004 and Vice President and Senior Counsel for Transactions at GEC since 2002.

Brackett B. Denniston Director	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Mr. Denniston has been Senior Vice President and General Counsel of GEC since 2006, after serving as Vice President and General Counsel of GEC between 2005-2006. Previously, Mr. Denniston was Vice President, Senior Counsel for Litigation and Legal Policy of GEC between 2002-2004.

Jeffrey R. Immelt Director and Chief Executive Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Mr. Immelt is Chairman of the Board and CEO of GEC and has been President and Chairman-Elect of GEC since 2002 Company. Mr. Immelt has been a Director of GECC since 1997.

Michael A. Neal Director, Chairman and President	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851 United States	United States	Since 2002, Mr. Neal has been President of GECC. Mr. Neal has been Senior Vice President of GEC since 2003 and Vice Chairman of GEC since July 2005.

David R. Nissen Director and President	GE Money 777 Long Ridge Road Stamford, CT 06902 United States	United States	Mr. Nissen has been Senior Vice President of GEC since 2002 and President and a Director of GECC since 2002.

Ronald R. Pressman Director	GE Asset Management 3003 Summer Street Stamford, CT 06904 United States	United States	Mr. Pressman is currently President and CEO of GE Asset Management and has been a Director of GECC since 2000. From 2002-2006 Mr. Pressman was President and Chief

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

Name and Present Position with GECC	Present Business Address	Citizenship	Business Experience during the Past Five Years
Executive Officer of ERC. In 2002, Mr. Pressman served as Senior Vice President of GEC.

Deborah M. Reif Director and Executive Vice President	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927 United States	United States	Currently Ms. Reif is President & CEO of GE Equipment Services. From 2005-2006 Ms. Reif was President, NBC Universal Digital Media and prior to that she was Executive Vice President Financial Structuring at NBC Universal from 2004-2005. Previously Ms. Reif was CEO of Financial Guaranty Insurance Company between 2002-2003.

John G. Rice Director	GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339 United States	United States	Currently Mr. Rice is President and CEO of GE Infrastructure. In 2000 Mr. Rice was appointed Vice Chairman of GE. From 2000-2005, Mr. Rice was President and CEO of GE Energy.

John M. Samuels Director	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Mr. Samuels has been Vice President and Senior Counsel – Taxes of GEC since 2002, and a Director of GECC since 1989.

Keith S. Sherin Director and Chief Financial Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Since 2002, Mr. Sherin has been Senior Vice President of Finance and Chief Financial Officer of GEC. Mr. Sherin has been a Director of GECC since 1999.

Lloyd G. Trotter Director	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 United States	United States	Mr. Trotter has been Vice Chairman of GEC and President and CEO of GE Industrial since August 2006, and served as a Director of GECC since 2006. Previously, Mr. Trotter was Senior Vice President and President and Chief Executive Officer of Industrial Systems business between 2002-2004. Mr. Trotter was Executive Vice President of GE Operations in 2005 and President and CEO of GE Consumer & Industrial in 2004.

Robert C. Wright Director	General Electric Company 30 Rockefeller Plaza New York, NY 10112 United States	United States	Since 2002, Mr. Wright has been Vice Chairman of the Board and Executive Officer of GEC. From 2002-May 1, 2007, Mr. Wright was Chairman and CEO with NBC. Mr. Wright has been serving as a Director of GECC since 2002.

During the last five years, none of the individuals listed above have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, US federal or state securities laws, or a finding of any violation of US federal or state securities laws.

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APPENDIX III – GENERAL INFORMATION RELATING TO THE OFFEROR

3.6	GEC

GEC is a diversified technology, media and financial services company. GEC is listed on the NYSE and the Boston Stock Exchange. The address of GEC is 3135 Easton Turnpike, Fairfield, Connecticut 06828, United States. The names of the directors of GEC and their principal titles are set out below:

Name	Present Principal Titles
Claudio X. Gonzalez	Director
Robert W. Lane	Director
Andrea Jung	Director
Susan Hockfield	Director
Roger S. Penske	Director
Allan G. Lafley	Director
James I. Cash, Jr	Director
Sam Nunn	Director
Ann M. Fudge	Director
Sir William M. Castell	Director
Douglas A. Warner III	Director
Ralph S. Larsen	Director
Robert J. Swieringa	Director
Rochelle B. Lazarus	Director
Jeffrey R. Immelt	Director, Chairman of the Board and Chief Executive Officer
Robert C. Wright	Director, Vice Chairman of the Board and Executive Officer

4.	CONSENT AND QUALIFICATION

Morgan Stanley has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion therein of its letter and the references to its name in the form and context in which it appears.

Morgan Stanley is licensed for Type 1 (dealing with securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities under the SFO.

The principal place of business of Morgan Stanley is 30th Floor, Tower III, Exchange Square, 8 Connaught Road, Central, Hong Kong.

5.	MISCELLANEOUS

The English text of this Offer Document and the Acceptance Forms shall prevail over the Chinese text.

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APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

1.	RESPONSIBILITY

(a)	The issue of this Offer Document has been approved by the AsiaSat Directors.

(b)	This Offer Document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to AsiaSat.

(c)	The information contained in this document relating to the AsiaSat Group has been supplied by the AsiaSat Directors. The AsiaSat Directors jointly and severally accept full responsibility for the accuracy of such information contained in this Offer Document (in relation to information relating to the Group only) and, with the exception of any opinion of the Independent Board Committee in relation to the recommendation of the Offers and the recommendation itself, both as contained in the letter from the Independent Board Committee set out in Part III of this Offer Document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions relating to the AsiaSat Group or the AsiaSat Directors expressed in this Offer Document have been arrived at after due and careful consideration and there are no other facts relating to the AsiaSat Group or the AsiaSat Directors not contained in this Offer Document, the omission of which would make any statement contained in this Offer Document misleading.

(d)	The members of the Independent Board Committee jointly and severally accept full responsibility for the accuracy of the information contained in “Part III – Letter from the Independent Board Committee”, any opinion of the Independent Board Committee relating to the recommendation of the Offers and the recommendation itself, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the opinions expressed in this Offer Document have been arrived at after due and careful consideration and there are no other facts not contained in this Offer Document the omission of which would make any of the statements in this Offer Document misleading.

2.	MARKET PRICES

The table below shows the closing prices of the AsiaSat Shares as recorded on the Stock Exchange (i) on the last Trading Day of each of the six calendar months during the period commencing six months immediately preceding the date of the Privatisation Announcement, (ii) on the last Trading Date prior to the date of the Privatisation Announcement, (iii) on the last Trading Day of each of the three calendar months immediately preceding the date of this Offer Document, and (iv) on the Latest Practicable Date:

Date	Closing Price per AsiaSat Share
HK$
31 August 2006	13.30
29 September 2006	13.00
31 October 2006	13.50
30 November 2006	14.32
29 December 2006	13.98
31 January 2007	14.00
Pre-Suspension Date	14.00
Suspension Date	14.10
28 February 2007	17.70
30 March 2007	17.68
30 April 2007	16.60
Latest Practicable Date	16.40

The highest and lowest closing prices of AsiaSat Shares recorded on the Stock Exchange, during the period from 13 August 2006 (being the date six months prior to the date of the Privatisation Announcement) to the Latest Practicable Date, were HK$18.04 on 22 February, and 26 February 2007 and HK$12.52 on 16 August, 17 August and 18 August 2006, respectively.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

3.	INFORMATION ON ASIASAT

The name of the subject company is Asia Satellite Telecommunications Holdings Limited. The Company is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunications markets. The address of the Company’s principal executive office is 17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong. The telephone number of the Company’s principal executive office is +852 2500 0888.

During the past five years, the Company has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Company from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of US federal or state securities laws.

The directors and executive officers of the Company and their respective positions are identified below:

Name and Present Position with AsiaSat	Country of Citizenship	Business Experience during the Past Five Years
Mr. Mi Zeng Xin (1) Chairman and Director	PRC	Mr. Mi Zeng Xin was appointed a Non-executive Director of the Company on 28 February 2001. Since then, he acted as Deputy Chairman (2001-2002), Chairman (2003-2004), and Deputy Chairman (2005-2006) of the Board on a rotational basis, biennially. For the current term (2007-2008), he acts as Chairman. He is an Executive Director and Vice President of CITIC Group. He is an Executive Director of CITIC Resources Holdings Limited, Chairman of CITIC USA Holdings Limited, CITIC Australia Pty Limited, CITIC Resources Australia Pty Limited and Karazhanbaemunai JSC (KBM), and a Director of CITIC United Asia Investments Limited. He also holds executive management position in several other subsidiaries of CITIC Group. He has over 23 years’ experience in multi-national business, corporate management and various other industries.

Professor Edward Kwan Yiu Chen G.B.S., C.B.E., J.P. (3) Director	United Kingdom	Professor Edward Chen has been an Independent Non-executive Director of the Company since May 1996. He was educated at Hong Kong University (Bachelor of Arts, Master of Social Science) and Oxford University (Doctor of Philosophy) and is currently President of Lingnan University in Hong Kong. He was a member of the Executive Council of Hong Kong from 1992 to 1997 and Chairman of the Consumer Council from 1991 to 1997. He is a Director of First Pacific Company Limited and a Director of The Wharf (Holdings) Limited.

Mr. Ding Yu Cheng (1) Director	PRC	Mr. Ding Yu Cheng was appointed a Non-executive Director of the Company on 15 January 1999. He was the Assistant President of CITIC Securities Company Limited and was with the company from April 1998 to September 2004. CITIC Securities Company Limited is a subsidiary of CITIC Group engaging in securities and investment banking business. He has been an independent non-executive director of SEEC Media Group Limited since June 2005. He holds a Master of Business Administration degree from the University of Pittsburgh and a Doctor of Philosophy degree in Economics from Tsinghua University.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

Name and Present Position with AsiaSat	Country of Citizenship	Business Experience during the Past Five Years
Mr. James Watkins (3) Director	United Kingdom	Mr. James Watkins was appointed an Independent Non-executive Director of the Company on 30 June 2006. He qualified as a solicitor in 1969 and was for 20 years a Partner at Linklaters, an international law firm. From 1997 to 2003, he was a director and general counsel of the Jardine Matheson Group in Hong Kong. He is a non-executive director of a number of Hong Kong and overseas listed companies. He holds a degree in Law from the University of Leeds, United Kingdom.

Mr. Peter E. Jackson Director and Chief Executive Officer	United Kingdom	Mr. Peter E. Jackson has been an Executive Director and the Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since July 1993 prior to the listing of the Company. He has over 30 years’ experience in the telecommunications field. Prior to his appointment as the Chief Executive Officer in 1993, he was employed by Cable & Wireless plc where he held engineering, marketing and management positions and was responsible for several satellite telecommunications ventures. He is a non-executive director of Daum Communications Group, a company that is listed in Korea. He has also served on the board of the Cable & Satellite Broadcasting Association of Asia (CASBAA) in various positions since 1997 and is currently the Treasurer.

Mr. Ju Wei Min (1) Director	PRC	Mr. Ju Wei Min was appointed a Non-executive Director of the Company on 12 October 1998. He is a Director and Chief Financial Officer of CITIC Group and also serves as a Non-executive Director of China CITIC Bank, CITIC International Financial Holdings Ltd., CITIC Kah Wah Bank and as Chairman of CITIC Trust and Investment Co. Ltd. He served in various management positions in CITIC Group including Deputy Head and Head of the Finance Department. He has over 20 years of experience in finance and corporate management.

Mr. Ko Fai Wong (1) Director	Australia	Mr. Ko Fai Wong was appointed a Non-executive Director of the Company on 11 March 2004. He is the Deputy General Manager of CITIC United Asia Investments Limited, a wholly-owned subsidiary of CITIC Group in Hong Kong and has over 20 years’ experience in banking and finance before joining CITIC Group.

Mr. Robert Sze Tsai To (3) Director	United Kingdom	Mr. Robert Sze has been an Independent Non-executive Director of the Company since May 1996. He is a fellow of the Institute of Chartered Accountants in England and Wales and of the Hong Kong Institute of Certified Public Accountants. He was a partner in an international firm of accountants with which he practised for over 20 years, and is a non-executive director of a number of Hong Kong listed companies. He is also a member of the Shanghai Committee of the Chinese People’s Political Consultative Conference.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

Name and Present Position with AsiaSat	Country of Citizenship	Business Experience during the Past Five Years
Mr. William Wade Director and Deputy Chief Executive Officer	United States	Mr. William Wade has been an Executive Director and the Deputy Chief Executive Officer of the Company since May 1996, having served in that position with AsiaSat since April 1994 prior to the listing of the Company. He has over 22 years’ experience in the satellite and cable television industry. He speaks Mandarin Chinese and holds a Bachelor of Arts (Honours) degree in Communications from the University of Utah and a Master of International Management degree from Thunderbird – School of Global Management.

Mr. Ronald J. Herman, Jr. (2) Director	United States	Since May 2003, Mr. Ronald J. Herman, Jr. has been the President and CEO of GE Commercial Finance – Equity and Vice President of GECC. Prior to this role, Mr. Ronald J. Herman spent 10 years, starting in January 1993, in GE’s headquarters as the general manager of Mergers and Acquisitions. Mr. Ronald J. Herman has worked for GE for 23 years, his entire business career. Mr. Herman was appointed a Non-executive Director of AsiaSat on 29 March 2007.

Ms. Nancy Ku (2) Director	Canada	Ms. Nancy Ku is the President and CEO, Asia Pacific of Corporate Financial Services, GE Commercial Finance and has held this position since March 2006. Prior to this role, Ms. Nancy Ku was the Managing Director, Asia Pacific of GE Equity. Ms. Ku has worked for GE for eight years. Ms. Ku was appointed a Non-executive Director of AsiaSat on 29 March 2007.

Mr. Mark Chen (2) Director	United States	Mr. Mark Chen is the Managing Director of GE Commercial Finance – Equity, Asia Pacific. Since June 2006, Mr. Mark Chen has been the business leader and subsequently Managing Director, Asia Pacific of GE Commercial Finance – Equity. Prior to this role, Mr. Mark Chen held positions as an associate, assistant vice president, vice president and senior vice president in GE Commercial Finance – Equity. Mr. Mark Chen has worked for GE for seven years. Mr. Chen was appointed a Non-executive Director of AsiaSat on 29 March 2007.

Mr. John F. Connelly (2) Director	United States	Mr. Connelly served with GE for over 37 years in a variety of positions. From 1992 to 2001 he served as Chairman and CEO of GE Americom, Inc., which was subsequently sold to SES. In 2001 he was named Vice Chairman of SES, a position he held until March 2007. Mr. Connelly was appointed a Non-executive Director of AsiaSat on 29 March 2007.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

Name and Present Position with AsiaSat	Country of Citizenship	Business Experience during the Past Five Years
Ms. Catherine Chang Legal Counsel, Assistant Company Secretary	Australia	Ms. Catherine Chang is Legal Counsel of the Company. She joined AsiaSat in 1994 and established the legal department to manage the legal affairs of the Company. Prior to joining the Company, she was a solicitor at Ebsworth & Ebsworth, an Australian law firm. She graduated from the University of New South Wales, Australia, with a Bachelor’s degree in Law and a Bachelor’s degree in Commerce, majoring in Accountancy.

Mr. Liqun Chen General Manager, China	PRC	Mr. Liqun Chen is AsiaSat’s General Manager, China, in which capacity he is responsible for marketing transponder capacity and managing customer relations in the China market. He was on secondment to AsiaSat from his employer, CITIC Group, from 1989 and became a permanent employee of AsiaSat in January 1997. He graduated with a Master degree in Business Administration from the University of Leuven in Belgium and a Bachelor of Science degree in Electronics and Industrial Automation from Tsinghua University, China.

Dr. Ya Hui Chiu General Manager, Operation	United States	Dr. Ya Hui Chiu is AsiaSat’s General Manager, Operations, in which capacity he is responsible for maintaining and operating the Company’s satellites. He has 23 years’ experience in telecommunications engineering and operations, with the last 20 years being in the satellite communications area. He received his Bachelor of Science degree from the National Taiwan University and his M. Phil and Ph.D. degrees from Yale University, all in Physics.

Ms. Sabrina Cubbon General Manager, Marketing	United Kingdom	Ms. Sabrina Cubbon is AsiaSat’s General Manager, Marketing, in which capacity she is responsible for sales and marketing, business development, corporate affairs and market research. She has over 22 years of marketing experience in the telecommunications industry. Prior to joining AsiaSat in August 1992, she was employed by Case Communications, a Hong Kong company, between 1987 and 1992 as regional manager Asia-Pacific responsible for the sales and marketing activities to multinational clients. She graduated from the University of Manchester, United Kingdom, with a Master degree in Electronic and Electrical Engineering, specialised in cryptography. She is also a non-executive director of AsiaSat’s subsidiary, Skywave TV Company Limited.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

Name and Present Position with AsiaSat	Country of Citizenship	Business Experience during the Past Five Years

Ms. Sue Yeung General Manager, Finance and Administration and Company Secretary	United Kingdom	Ms. Sue Yeung was appointed AsiaSat’s General Manager, Finance and Administration, and the Secretary of the Company on 1 January 2007. She is a member of the Institute of Chartered Accountants in England and Wales. In 1993, she joined British Telecommunications (HK) Limited (“BT”) and held various senior positions including chief financial officer of Smartone in 1999, when BT acquired an equity interest in Smartone. Subsequently, she joined Wavecome Asia Pacific Limited, a company listed in Paris and NASDAQ, as the regional finance director for the Asia Pacific region. Prior to joining AsiaSat, she was the regional chief financial officer of Pearson Education Asia Limited with the overall responsibilities of its Asia Operations. She holds a Bachelor of Science degree in Chemical Engineering from London University and is a fellow member of Hong Kong Institute of Certified Public Accountants.

Mr. Barry Turner General Manager, Engineering	Canada	Mr. Barry Turner is AsiaSat’s General Manager, Engineering. He joined AsiaSat in 1997 as Deputy General Manager of Engineering and was appointed to his present position in May 1998. He has 33 years of experience in the satellite communications industry and has held senior and executive management positions in engineering and in sales and marketing at Telesat Canada, and in strategic planning at TMI Communications Inc. He holds a Bachelor’s degree in Electrical Engineering from the Technical University of Nova Scotia, Canada, and a Master degree in Business Administration from the University of Ottawa, Canada.

(1)	Appointed by CITIC Group.

(2)	Appointed by GECC.

(3)	Independent.

The address of each of the Directors and executive officers of the Company is c/o Asia Satellite Telecommunications Holdings Limited, 17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

During the past five years, none of the individuals above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) nor were they party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

The following table sets forth certain information regarding ownership of the Company’s voting securities (excluding AsiaSat Shares underlying Options) as of the Latest Practicable Date by (i) all persons who are known by the Company to be the beneficial owner of more than 5 per cent of any class of the Company’s voting securities and (ii) the total number of any class of the Company’s voting securities owned by the officers and Directors of the Company as a group (none of whom are concert parties of the Offeror, CITIC Group or GEC).

Title of Class	Identity of the Person or the Group	Number of AsiaSat Shares owned	Percentage of class %
Ordinary shares	Bowenvale	268,905,000	68.75
Ordinary shares	Peter E Jackson	213,500	0.055
Ordinary shares	William Wade	5,000	0.001
Ordinary shares	Ya Hui Chiu	165,000	0.042
Ordinary shares	Sabrina Cubbon	226,500	0.058
Ordinary shares	Catherine Chang	94,500	0.024
Total		269,609,500	68.93

Pursuant to the Share Option Scheme, the Board may grant options to any employees (including officers and Directors) of the Company or any of its subsidiaries to subscribe for shares in the Company. At the Latest Practicable Date, Options granted under the Share Option Scheme were as follows:

Exercise Period	Option exercise price	Aggregate number of AsiaSat Shares the Options are exercisable into
	HK$
B Options:
1 October 2002 to 30 September 2009	17.48	1,591,000
C Options:
4 February 2004 to 3 February 2012	14.35	2,232,500

Total:		3,823,500

Pursuant to the disclosure provisions of the Exchange Act, the following table sets forth information regarding the beneficial ownership of AsiaSat Shares as of the Latest Practicable Date for the Directors and Executive Officers of the Company:

Executive Officer/Director	Total number of AsiaSat Shares beneficially owned (including Options)	Approximate % of interest
Mi Zeng Xin	100,000	0.026
Ding Yu Cheng	50,000	0.013
Ju Wei Min	50,000	0.013
Robert Sze Tsai To	75,000	0.019
Edward Chen Kwan Yiu	50,000	0.013
Mr. Peter E. Jackson	743,500	0.19
Mr. William Wade	449,000	0.115
Liqun Chen	311,000	0.08
Ya Hui Chiu	423,500	0.108
Sabrina Cubbon	340,000	0.087
Catherine Chang	160,500	0.041
Barry Turner	350,000	0.089

The following Directors and Executive Officers of the Company held the following interests in the Company’s as at the Latest Practicable Date:

Mr. Mi Zeng Xin (also a director of the Offeror) holds 100,000 C Options, exercisable from 4 February 2004 to 3 February 2012;

Professor Edward Kwan Yiu Chen holds 50,000 C Options, exercisable from 4 February 2004 to 3 February 2012;

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

Mr. Ding Yu Cheng holds 50,000 C Options, exercisable from 4 February 2004 to 3 February 2012;

Mr. Ju Wei Min (also a director of the Offeror) holds 50,000 C Options, exercisable from 4 February 2004 to 3 February 2012;

Mr. Robert To Tsai Sze holds 75,000 C Options, exercisable from 4 February 2004 to 3 February 2012;

Mr. Peter E. Jackson holds 213,500 AsiaSat Shares, 150,000 B Options exercisable from 1 October 2002 to 30 September 2009 and 380,000 C Options exercisable from 4 February 2004 to 3 February 2012;

Mr. William Wade holds 5,000 AsiaSat Shares, 114,000 B Options exercisable from 1 October 2002 to 30 September 2009 and 330,000 C Options exercisable from 4 February 2004 to 3 February 2012;

Mr. Liqun Chen holds 126,000 B Options exercisable from 1 October 2002 to 30 September 2009 and 185,000 C Options exercisable from 4 February 2004 to 3 February 2012;

Mr. Ya Hui Chiu holds 165,000 AsiaSat Shares, 138,500 B Options exercisable from 1 October 2002 to 30 September 2009 and 120,000 C Options exercisable from 4 February 2004 to 3 February 2012;

Ms. Sabrina Cubbon holds 226,500 AsiaSat Shares and 113,500 B Options exercisable from 1 October 2002 to 30 September 2009;

Mr. Barry Turner holds 180,000 B Options exercisable from 1 October 2002 to 30 September 2009 and 170,000 C Options exercisable from 4 February 2004 to 3 February 2012; and

Ms. Catherine Chang holds 94,500 AsiaSat Shares and 66,000 B Options exercisable from 1 October 2002 to 30 September 2009.

4.	SHARE CAPITAL

The authorised and issued share capital of AsiaSat as at the Latest Practicable Date were as follows:

Authorised:

HK$55,000,000 comprising 550,000,000 AsiaSat Shares of HK$0.10 each

Issued and fully paid:

HK$39,113,550 comprising 391,135,500 AsiaSat Shares of HK$0.10 each

All the AsiaSat Shares rank pari passu in all respects including rights to dividends, voting and return of capital.

870,000 AsiaSat Shares have been issued pursuant to exercise of Options under the Share Option Scheme after 31 December 2006, being the end of AsiaSat’s last financial year, and up to the Latest Practicable Date.

The AsiaSat Shares are listed and traded on the Stock Exchange. The AsiaSat Shares are not listed, or dealt in, on any other stock exchange, nor is any listing of or permission to deal in the AsiaSat Shares being sought on any other stock exchange.

Other than the AsiaSat Shares in issue, ADSs and Options, the Company has no other outstanding equity securities (including equity-related convertible securities, or warrants, options derivatives or subscription rights in respect of any equity share capital, including non-transferable options).

The book value per AsiaSat Share as at 31 December 2006 amounted to approximately HK$11.33 per AsiaSat Share.

5.	DISCLOSURE OF INTERESTS

(a)	Directors’ interests and short positions in the securities of AsiaSat and its associated corporations

Mr. Peter E. Jackson and Mr. William Wade, the executive Directors, are interested in 213,500 and 5,000 AsiaSat Shares, respectively, as at the Latest Practicable Date.

As at the Latest Practicable Date, save as disclosed in paragraph 3 above, the AsiaSat Directors had no interests or short positions in the AsiaSat Shares, options, warrants, derivatives, or other securities

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

carrying rights of conversion into or exchange or subscription for shares of AsiaSat and its associated corporations (within the meaning of Part XV of the SFO) which were required, inter alia, to be notified to AsiaSat and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which they were deemed, or taken, to have under such provisions of the SFO, or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transaction by Directors of Listed Companies contained in the Listing Rules, to be notified to AsiaSat and the Stock Exchange or which were required, pursuant to the requirements of the Takeovers Code, to be disclosed herein.

(b)	Substantial Shareholders

As at the Latest Practicable Date, those persons having interest of 5 per cent or more in AsiaSat’s issued AsiaSat Shares as recorded in the register of substantial shareholders maintained under Section 336 of the SFO were as follows:

Nature of interest	Name of registered owner	Number and class of securities	Approximate % of shareholding
Corporate interest	Bowenvale Limited	268,905,000 ordinary shares of HK$0.10 each	68.75
Corporate interest	Able Star Associates Limited	268,905,000 ordinary shares of HK$0.10 each[1]	68.75
Corporate interest	CITIC Group	268,905,000 ordinary shares of HK$0.10 each[1]	68.75
Corporate interest	GE Pacific-1 Holdings, Inc.	268,905,000 ordinary shares of HK$0.10 each[2]	68.75

Corporate interest	GE Pacific-2 Holdings, Inc.	268,905,000 ordinary shares of HK$0.10 each[2]	68.75

Corporate interest	GE Pacific-3 Holdings, Inc.	268,905,000 ordinary shares of HK$0.10 each[2]	68.75

Corporate interest	GECC	268,905,000 ordinary shares of HK$0.10 each[2]	68.75

Note 1:	Able Star Associates Limited (“Able Star”) controls 50 per cent of the voting rights of Bowenvale Limited (“Bowenvale”). Able Star is wholly-owned by CITIC Asia Limited (“CITIC Asia”), which in turn is wholly-owned by CITIC Projects Management (HK) Limited (“CITIC Projects”), which is a wholly-owned subsidiary of CITIC Group (“CITIC”). Accordingly, Able Star, CITIC Projects and CITIC are deemed to be interested in the 268,905,000 AsiaSat Shares held by Bowenvale.

Note 2:	The GE Entities are wholly-owned subsidiaries of GE International Holdings Inc., which is a subsidiary of GE CFE Luxembourg S.à r.l. (“GECFE”) and GE Capital Equity Holdings, Inc (“GECH”). GECFE is a wholly-owned subsidiary of GE CFE Luxembourg Holdings L.L.C, which in turn is a wholly-owned subsidiary of GE Capital CFE, Inc. (“GECFE Inc.”). GECH and GECFE Inc. are wholly-owned subsidiaries of GECC. Accordingly, the above companies are deemed to be interested in the 268,905,000 AsiaSat held by Bowenvale.

(c)	Persons who have an interest or short position which is disclosable under Divisions 2 and 3 of Part XV of the SFO

Save as disclosed in (b) above, as at the Latest Practicable Date, so far as was known to the AsiaSat Directors, no other person had, or was deemed or taken to have an interest or short position in AsiaSat Shares which would fall to be disclosed to AsiaSat and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(d)	CLSA

As at the Latest Practicable Date, CLSA was not beneficially interested, directly or indirectly, in any AsiaSat Shares, options, warrants, derivatives, or other securities carrying rights of conversion into

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

or exchange or subscription for AsiaSat Shares, nor had any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any AsiaSat Shares, options, warrants, derivatives, or other securities carrying rights of conversion into or exchange or subscription for AsiaSat Shares, nor did it deal in any AsiaSat Shares, options, warrants, derivatives, or other securities carrying rights of conversion into or exchange or subscription for AsiaSat Shares as principal during the period between the date falling six months before the date of the Privatisation Announcement and the Latest Practicable Date.

(e)	Dealings in securities of AsiaSat by AsiaSat Directors

Save for Mr. Peter Jackson who exercised 50,000 C Options on 7 May 2007, none of the AsiaSat Directors had dealt for value in any AsiaSat Shares, options, warrants, derivatives, or other securities carrying rights of conversion into or exchange or subscription for AsiaSat Shares during the period between the date falling six months before the date of the Privatisation Announcement and the Latest Practicable Date.

(f)	Interests in the Offeror

As at the Latest Practicable Date, AsiaSat did not hold any interest in any shares, options, warrants, derivatives or other securities carrying rights of conversion into or exchange or subscription for shares of the Offeror nor did it deal for value in any of the aforesaid securities of the Offeror during the period between six months prior to the date of the Privatisation Announcement and the Latest Practicable Date.

As at the Latest Practicable Date, none of the AsiaSat Directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by them) had any interest in any shares, options, warrants, derivatives or other securities carrying rights of conversion into or exchange or subscription for shares of the Offeror, CITIC Group and GEC, nor did they deal in any shares, options, warrants, derivatives or other securities carrying rights of conversion into or exchange or subscription for shares of the Offeror, CITIC Group and GEC during the period between the date falling six months before the date of the Privatisation Announcement and the Latest Practicable Date.

(g)	Other parties’ interests in AsiaSat

As at the Latest Practicable Date, no subsidiary of the Company, pension fund of the Company or of any subsidiary of the Company or adviser to the Company as specified in class (2) of the definition of “associate” under the Takeovers Code (but excluding exempt principal traders) owned or controlled any AsiaSat Shares or convertible securities, warranties, options or derivatives in respect of the AsiaSat Shares or dealt for value in any AsiaSat Shares during the period beginning from the commencement date of the Offer Period and ending with the Latest Practicable Date.

(h)	General

(i)	No person has entered into any arrangement of the kind described in Note 8 to Rule 22 of the Takeovers Code with AsiaSat or with any other person who was an associate of AsiaSat by virtue of classes (1), (2), (3) or (4) of the definition of associate under the Takeovers Code with respect to AsiaSat Shares.

(ii)	No benefit (other than statutory compensation) will be given to any AsiaSat Director as compensation for loss of office or otherwise in connection with the Offers.

(iii)	As at the Latest Practicable Date, there is no agreement or arrangement between any AsiaSat Director and any other person which is conditional on or dependent upon the outcome of the Offer or otherwise connected with the Offers.

(iv)	As at the Latest Practicable Date, there are no material contracts entered into by the Offeror in which any AsiaSat Director has a material personal interest.

(v)	Save for the contingent liabilities disclosed in the paragraph headed “Indebtedness Statement” in Appendix II to this Offer Document, the AsiaSat Group has no bank overdrafts or loans, or other similar indebtedness, mortgages, charges or guarantees or other material contingent liabilities as at the Latest Practicable Date.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

6.	MATERIAL CONTRACTS

Save for the undertaking for costs dated 13 February 2007 entered into between AsiaSat and the Offeror, neither the Company nor any of its subsidiaries had within the two years prior to the commencement of the Offer Period entered into any contracts which are or may be material, other than in the ordinary course of business carried on or intended to be carried on by the Company or other members of the Group.

7.	SERVICE CONTRACTS

Save for the service contract of Mr. Peter E. Jackson with Asia Satellite Telecommunications Company Limited, a wholly-owned subsidiary of the Company, entered into on 5 June 1996, which continues unless or until terminated by either party, none of the Directors or Executive Officers has a service contract with any member of the Group or associated companies of the Company in force which has been entered into or amended within six months before the date of the Privatisation Announcement, which are continuous contracts with a notice period of 12 months or more, or which are fixed term contracts with more than 12 months to run irrespective of the notice period.

The current remuneration of Mr. Peter E. Jackson comprises a fixed remuneration of HK$4,363,200 per annum, and a variable remuneration determined according to the following:

(a)	if the annual target for a relevant financial year is achieved, 50 per cent of annual basic salary will be paid; and

(b)	if above the annual target for a relevant financial year is achieved, up to 100 per cent of annual basic salary will be paid.

For the financial year ended 31 December 2006, the bonus amount paid to Mr. Peter E. Jackson was HK$2,364,930.

8.	LITIGATION

Save as disclosed below, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

There is a litigation action between the Group and the Indian tax authorities over the Company’s liability under Indian tax regulation. The Indian tax authorities have made a claim against the Company on the basis that the Company should be liable to Indian income tax on revenues received in respect of income from the provision of satellite transponder capacity to the Company’s customers for the purposes of those customers carrying on business in India or earning income from any source in India.

The Indian tax authorities have assessed the income tax for the Company at approximately HK$58 million for the assessment year 2004-2005 alone and at an accumulated sum of approximately HK$254 million since the assessment year 1997-1998 to the date of this disclosure. No assessment has yet been made for the assessment years 2005-2006 or 2006-2007 assessment years.

The Company has filed appeals for each of the assessment years from 1997-1998 to 2004-2005. In an earlier appeal filed against the original assessment for the assessment year 1997-1998, the Income Tax Appellate Tribunal (the “Tribunal”) had ruled that the Company is liable for Indian income tax under certain circumstances. The Company, however, has opposed this decision of the Tribunal and has filed an appeal against the Tribunal’s decision.

9.	INDEPENDENT FINANCIAL ADVISER’S CONSENT AND QUALIFICATION

CLSA has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion therein of its letter and the references to its name, in the forms and context in which they are included.

CLSA is a corporation licensed under the SFO to conduct Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities.

APPENDIX IV – GENERAL INFORMATION RELATING TO ASIASAT

CLSA’s principal place of business is at 18th Floor, One Pacific Place, 88 Queensway, Hong Kong.

10.	GENERAL

The registered office of AsiaSat is Canon’s Court, 22 Victoria Street, Hamilton, HM12 Bermuda.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the principal place of business of AsiaSat at 17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong during normal business hours (9:00 a.m. to 5:00 p.m. Hong Kong time) on any weekday (except Sundays and gazetted public holidays in Hong Kong) and on the website of the Company (http://www.asiasat.com) up to the Closing Date:

(i)	the memorandum of association and bye-laws of AsiaSat;

(ii)	the memorandum of association and articles of association of the Offeror;

(iii)	the annual reports of AsiaSat for each of the three years ended 31 December 2004, 31 December 2005 and 31 December 2006;

(iv)	the letter from the Independent Board Committee, the text of which is set out in Part III of this Offer Document;

(v)	the letter from the Independent Financial Adviser to the Independent Board Committee, the text of which is set out in Part IV of this Offer Document;

(vi)	the letter of consent from CLSA referred to in paragraph 9 of this Appendix IV;

(vii)	the letter of consent from Morgan Stanley referred to in paragraph 4 of Appendix III;

(viii)	the material contract referred to in paragraph 6 of this Appendix IV; and

(ix)	the service contract referred to in paragraph 7 of this Appendix IV.

Copies of the documents listed above are also available for inspection on the website of the SFC at http://www.sfc.hk

No provision has been made by the Offeror, CITIC Group or GEC for or in connection with the Offers, to grant AsiaSat Independent Shareholders to the Offeror’s, CITIC Group’s or GEC’s respective corporate files, or to obtain counsel or to provide appraisal services to AsiaSat Independent Shareholders at the expense of any such entities.

APPENDIX V – DEFINITIONS

In this Offer Document, unless the context otherwise requires, the following expressions have the following meanings:

“30-day Average Pre-Announcement ADS Price”	US$17.93 per ADS being the average closing price per ADS as quoted on the NYSE over the 30 Trading Days prior to the date of the Privatisation Announcement

“30-day Average Pre-Announcement Price”	HK$13.84 per AsiaSat Share, being the average closing price of AsiaSat Shares as quoted on the Stock Exchange over the 30 Trading Days prior to the date of the Privatisation Announcement

“Able Star”	Able Star Associates Limited, a wholly-owned subsidiary of CITIC Group

“Acceptance Forms”	the Form(s) of Acceptance and, in relation to ADS Holders only, the Letter of Transmittal accompanying this Offer Document

“acting in concert”	has the meaning given in the Takeovers Code, and “concert party” or “concert parties” shall be construed accordingly

“ADR(s)”	American Depositary Receipt(s) issued by AsiaSat under the Deposit Agreement representing the right to ADSs

“ADS(s)”	American Depositary Share(s), each representing ownership of 10 AsiaSat Shares, which are listed on the NYSE

“ADS Deposit Agreement”	the Amended and Restated Deposit Agreement, dated as of 28 September 2001, among AsiaSat, the ADS Depositary and ADS Holders, governing the ADSs

“ADS Depositary”	The Bank of New York, as depositary under the ADS Deposit Agreement

“ADS Holders”	holders of ADSs from time to time

“Agent’s Message”

a message transmitted by a Book-Entry Transfer Facility to, and received by, the depositary and forming part of a Book-Entry Confirmation that states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the interests in ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant

“AsiaSat” or “Company”

Asia Satellite Telecommunications Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose ordinary shares are currently listed on the Stock Exchange and in the form of ADSs on the NYSE

“AsiaSat Group” or “Group”	the Company and its subsidiaries

“AsiaSat Independent Shareholders”	registered holders of AsiaSat Shares (including without limitation ADS Holders, unless the context requires otherwise) other than Bowenvale and parties acting in concert with the Offeror

“AsiaSat Securities”	AsiaSat Shares and ADSs

APPENDIX V – DEFINITIONS

“AsiaSat Share(s)” or “Share(s)”	ordinary share(s) of HK$0.10 each in the issued share capital of the Company (including without limitation Shares underlying ADSs, unless the context requires otherwise)

“AsiaSat Shareholders”	registered holders of AsiaSat Shares (including without limitation ADS Holders, unless the context requires otherwise)

“associate(s)”	has the meaning given in the Takeovers Code

“Authorisation Condition”	the condition to the Scheme which requires all Authorisations required for the implementation of the Proposals and the Scheme having been obtained

“Authorisations”

all necessary authorisations, registrations, filings, rulings, consents, permissions, approvals, waivers or exemptions required from any Relevant Authorities or other third parties which are necessary in connection with the Share Proposal or for the implementation of the Scheme

“B Option(s)”

tranche B options granted under the Share Option Scheme and outstanding (being as at the Latest Practicable Date, 1,591,000 B Options conferring rights to subscribe for 1,591,000 AsiaSat Shares at a price of HK$17.48 per AsiaSat Share)

“Blue Form(s) of Acceptance”	the blue form(s) of acceptance and transfer for use in connection with the US Share Offer

“Board”	the Board of Directors of the Company

“Book-Entry Confirmation”	the confirmation of a book-entry transfer of ADSs into the ADS Depositary’s account at a Book-Entry Transfer Facility

“Book-Entry Transfer Facility”	each of the Depository Trust Company and any other book-entry transfer facility

“Bowenvale”	Bowenvale Limited, a company incorporated in the British Virgin Islands with limited liability and which is jointly indirectly owned by CITIC Group and GECC

“Business Day”	a day on which the Stock Exchange is open for the business of dealing in securities

“C Option(s)”

tranche C options granted under the Share Option Scheme and outstanding (being as at the Latest Practicable Date, 2,232,500 C Options conferring rights to subscribe for 2,232,500 AsiaSat Shares at a price of HK$14.35 per AsiaSat Share)

“CITIC Group”	CITIC Group, an enterprise established and existing under the laws of the PRC

“Closing Date”	26 June 2007, being at least 20 US Business Days after the date of this Offer Document or such later date as may be determined by the Offeror

“Companies Act”	the Companies Act 1981 (as amended) of Bermuda

“connected person”	has the meaning given in the Listing Rules

APPENDIX V – DEFINITIONS

“Court Meeting”	the meeting of the Scheme Shareholders held on 24 April 2007 at which the Scheme was to be voted upon, and which was adjourned indefinitely

“Director(s)”	director(s) of the Company

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“Eligible Institution”	a financial institution which is a participant in the Securities Transfer Association Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program

“Exchange Act”	the US Securities and Exchange Act of 1934, as amended, including the related rules and regulations promulgated under it

“Exchange Rate”	the open spot market rate on or about the date on which such HK$ are received by the Tender Agent

“Exchange Transaction”

the redemption by SES of GECC’s entire indirect holding of SES shares (of approximately 19 per cent of the issued share capital of SES) in exchange for shares of a new company holding a number of assets, including SES’s entire interest in Bowenvale, which completed on 29 March 2007

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

“Executive Officer(s)”	executive officer(s) of the Company

“Federal Reserve Board”	the Board of Governors of the US Federal Reserve System

“Form(s) of Acceptance”	either or all of the Pink Form(s) of Acceptance, the Blue Form(s) of Acceptance, the White Form(s) of Acceptance and the Letter of Transmittal, as the context requires

“Further Authorisation Condition”

the condition to the Scheme which requires all Authorisations required for the implementation of the Share Proposal remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities, or is in addition to the requirements expressly so provided for, in relevant laws, rules, regulations or codes, which is material in the context of the Group as a whole, in each case as aforesaid up to and at the time when the Scheme becomes effective

“GE Entities”

GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc. and GE Pacific-3 Holdings, Inc., each wholly-owned (directly or indirectly) by GE International Holdings Inc., which is wholly- owned directly by the GECC Parties

“GE Equity”	GE Capital Equity Investments, Inc., a company incorporated in the United States and a wholly-owned subsidiary of GECC

“GEC”

General Electric Company, a company incorporated and listed in the United States with a diverse global shareholder base and, to its knowledge, no one shareholder or group owning more than five per cent of the company’s issued shares

APPENDIX V – DEFINITIONS

“GECC”	General Electric Capital Corporation, a company incorporated in the United States and an indirect wholly-owned subsidiary of GEC

“GECC Parties”

GE CFE Luxembourg S.à r.l., a company with limited liability organised under the laws of the Grand Duchy of Luxembourg, and GE Capital Equity Holdings Inc., a Delaware corporation, each of which are wholly-owned subsidiaries of GECC

“HK$”, “Hong Kong dollar” and “HK cents”	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong

“HKFRS”

Hong Kong Financial Reporting Standards, including all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”

the independent committee of the Board established for the purpose of advising the AsiaSat Shareholders in relation to the Share Offers and Optionholders in relation to the Option Offer, and comprising the three Independent Non-executive Directors of the Company, being Professor Chen Kwan Yiu Edward, Mr. Sze Tsai To Robert and Mr. James Watkins

“Independent Financial Adviser” or “CLSA”

CLSA Equity Capital Markets Limited, a licensed corporation under the SFO for Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities and the independent financial adviser to the Independent Board Committee appointed pursuant to Rule 2.1 of the Takeovers Code in connection with the Proposals

“Latest Practicable Date”	22 May 2007, being the latest practicable date prior to the printing of this Offer Document for the purposes of ascertaining certain information for inclusion herein

“Letter of Transmittal”	in relation to the ADSs, the letter of transmittal relating to the US Share Offer which is being sent with the US Offer Document for use of ADS Holders wishing to accept the US Share Offer

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Meeting(s)”	the Court Meeting and the Special General Meeting or either of them, as the case may be

“Minimum Public Float”	the minimum public float prescribed by the Listing Rules, whereby at least 25 per cent of AsiaSat Shares must be in public hands

“Morgan Stanley”

Morgan Stanley Asia Limited, a company incorporated in Hong Kong, which is licensed for Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 7 (providing automated services) regulated activities under the SFO, and financial adviser to the Offeror

“New Shareholders’ Agreement”	an agreement between CITIC Group, Able Star, GEC, Bowenvale and the GE Entities dated 29 March 2007 in respect of Bowenvale

APPENDIX V – DEFINITIONS

“New Skies Satellites”	New Skies Satellites Holdings Ltd. now named SES New Skies

“NYSE”	the New York Stock Exchange

“Offer Document”	this document

“Offer Documents”	this document and the Share Offer Document

“Offer Period”	the period from the Privatisation Announcement Date (13 February 2007) until the Closing Date

“Offer Prices”	the Share Offer Price and the Option Offer Price

“Offer Shares”	AsiaSat Shares (including without limitation in the form of ADSs) other than AsiaSat Shares held by the Offeror and its concert parties

“Offeror”	AsiaCo Acquisition Ltd., a company incorporated in the British Virgin Islands with limited liability, registered number 1373477, and owned by Able Star and GE Equity

“Offeror Director(s)”	director(s) of the Offeror

“Offers”	the Share Offers and the Option Offer

“OFTA”	the Office of the Telecommunications Authority, Hong Kong

“Option(s)”	B Options and C Options

“Option Exercise Price”	HK$17.48 per B Option and HK$14.35 per C Option

“Option Offer”	the mandatory cash offer to Optionholders for cancellation of all Options at the Option Offer Price

“Option Offer Price”	HK$0.01 per B Option and HK$1.65 per C Option, the cancellation price payable in cash by the Offeror to the Optionholders pursuant to the Option Offer

“Option Proposal”	the proposal to Optionholders for cancellation of all outstanding Options in conjunction with the Scheme as described in the Scheme Document

“Optionholder(s)”	holder(s) of one or more Options

“Pink Form(s) of Acceptance”	the pink form(s) of acceptance and transfer for use in connection with the Share Offer

“PRC”	the People’s Republic of China

“Pre-Suspension Date”	8 February 2007, the last full Trading Day prior to the date of the Privatisation Announcement

“Privatisation”	the joint privatisation of AsiaSat by GECC and CITIC Group

“Privatisation Announcement”	the privatisation announcement dated 13 February 2007 issued jointly by the Company and the Offeror relating, among other things, to the Scheme

APPENDIX V – DEFINITIONS

“Privatisation Announcement Date”	13 February 2007, the date of the Privatisation Announcement

“Proposals”	the Share Proposal and the Option Proposal

“Registrar”	Computershare Hong Kong Investor Services Limited, being the branch share registrar of the Company in Hong Kong

“Relevant Authorities”

any relevant governments, governmental, quasi-governmental, supranational, statutory or regulatory bodies, courts, trade agencies or professional associations in any jurisdiction or any other persons or bodies with whom any member of the Group has entered into contractual arrangements or with whom such company is bound

“Rules of the Share Option Scheme”	the rules of the Share Option Scheme

“Scheme”	the proposed scheme of arrangement under Section 99 of the Companies Act set out in the Scheme Document

“Scheme Document”	the scheme document issued by AsiaSat and the Offeror dated 19 March 2007

“Scheme Shareholder(s)”	AsiaSat Shareholder(s) (including without limitation ADS Holders, unless the context requires otherwise) other than Bowenvale

“Scheme Shares”	AsiaSat Shares held by the Scheme Shareholders (including without limitation ADS Holders) at the relevant time

“SEC”	the US Securities and Exchange Commission

“SES”

SES S.A. (previously SES Global S.A., before a name change in December 2006), a company incorporated in the Grand Duchy of Luxembourg and the shares of which are listed on the Luxembourg Stock Exchange and Euronext

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Offer”

the mandatory unconditional general offer by the Offeror for AsiaSat Shares (not held by the Offeror and parties acting in concert with it at the Share Offer Price) that are held by non-US Shareholders, whether resident in or outside of Hong Kong

“Share Offer Document”	the offer document issued by AsiaSat and the Offeror dated 25 May 2007 containing the terms of the Share Offer and despatched only to AsiaSat Shareholders who are not US Shareholders and Optionholders

“Share Offers”	the Share Offer and the US Share Offer

“Share Offer Price”	HK$16.00 per AsiaSat Share

“Share Option Scheme”	the share option scheme adopted by the Company on 25 January 2002 and as it may from time to time be amended or supplemented

APPENDIX V – DEFINITIONS

“Share Proposal”	the proposal to Scheme Shareholders for the cancellation of all Scheme Shares (including those underlying the ADSs) pursuant to the Scheme as described in the Scheme Document

“Shareholders’ Agreement”

an agreement between CITIC Group, SES and certain of their respective subsidiaries, executed on 10 December 1998, amended by a deed of adherence and amendment agreement on 9 November 2004 and terminated on 29 March 2007, which governed CITIC Group and SES’s interests in Bowenvale and the manner in which Bowenvale held AsiaSat Shares

“Special General Meeting”	the special general meeting of the Company held on 24 April 2007 at which the Scheme was to be considered, and which was adjourned indefinitely

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subsequent Offering Period”

an additional offering period available under the Exchange Act, provided certain conditions are met, which enables a bidder to continue to accept tendered shares for the same consideration following expiration of an offer. During this period, withdrawal rights are no longer available

“Supreme Court”	the Supreme Court of Bermuda

“Suspension Date”	9 February 2007, the date on which AsiaSat Shares were suspended from trading prior to the Privatisation Announcement

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Telecommunications Ordinance”	the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

“Tender Agent”	The Bank of New York, as agent under the Tender Agency Agreement between the Bank of New York and the Offeror

“Trading Day”	a day on which the Stock Exchange is open for trading in securities

“Transfer”	the transfer of the whole of the legal and beneficial ownership of shares in Bowenvale held indirectly by SES to the GE Entities

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia

“US Business Day”	a day (other than Saturdays, Sundays and public holidays in the United States) on which US banks are open for business

“US Department of State”	the United States Department of State

“US GAAP”	generally accepted accounting principles in the United States

“US Regulatory Matter”	the position of the US Department of State in respect of the Privatisation

“US$” or “US dollars” and “US cents”	United States dollars and cents, respectively, the lawful currency of the United States

APPENDIX V – DEFINITIONS

“US Share Offer”

the mandatory unconditional general offer by the Offeror for AsiaSat Shares (not held by the Offeror and parties acting in concert with it at the Share Offer Price) that are held by AsiaSat Shareholders who are US Shareholders and that are represented by ADSs (wherever such ADS Holders are located)

“US Shareholder”	any AsiaSat Shareholder that is a United States person

“US Share Offer Documentation”	the US Share Offer Document, the Blue Form(s) of Acceptance, the Letter of Transmittal, and any other documents in respect of the US Share Offer despatched to US Shareholders and ADS Holders

“White Form(s) of Acceptance”	the white form(s) of acceptance and cancellation for use in connection with the Option Offer

Unless otherwise indicated, references in this Offer Document to times and dates are references to Hong Kong times and dates. For the period from Sunday, 11 March 2007 to Sunday, 4 November 2007 New York time is 12 hours behind Hong Kong time.

For the purpose of this Offer Document, unless otherwise stated, the amounts in US$ have been converted at HK$/US$ 7.8236/1.000, being the Exchange Rate on the Latest Practicable Date.